MINING OPERATION DISCLOSURE
LA CURRITA PROJECT
LOS LLANITOS MINING DISTRICT
MUNICIPIO de GUAZAPARES
TEMORIS, CHIHUAHUA, MEXICO

for

DIVERSIFIED FINANCIAL RESOURCES CORPORATION
1771 WOLVISTON WAY
SAN DIEGO, CALIFORNIA 92154
619-253-5143

by

REBECCA A. MILLER, R.G.
Arizona 32702

R.A. Miller, R.G., Principal
933 East Keim Drive
Phoenix, AZ 85014
602-391-3015 mobile
602-264-1663 office

March 2005

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF PLATES

LIST OF APPENDICES

Appendix

LIST OF DEFINITIONS

adularia – A very low temperature monoclinic potassium feldspar.

allochthonous breccia – Broken rock that has been transported to the site of deposition.

andesite – A fine-grained intermediate volcanic igneous rock.

agglomerates – An assemblage of large-grained, volcanic breccia (broken rock).

anticline – Folded or arched strata.

ash-flow tuffs – Fine to medium-grained volcanic flows (not air fall).

autochthonous breccia – Broken rock still in place, i.e. not transported.

batholithic – A large intrusive mass of igneous rock.

barranca – Canyon.

breccia – Broken rock occurring within the fault or vein system.

calc-alkalic – A term applied to igneous rocks in which the dominant feldspar is calcium-rich such as hornblende or augite.

calcite – Calcium carbonate or $CaCO_3$.

caldera-related – Related to a very large volcanic crater.

chalcedony – Microcrystalline quartz.

Cretaceous limestones – Limestones formed during a period of time from 65 million to 135 million years ago, during the end of the Age of Reptiles and the appearance of modern insects and flowering plants.

dacite porphyry – An intrusive igneous rock with intermediate silica content and large crystals of calcium-rich feldspar.

dome – An anticlinal fold without clearly developed linearity of crest so that beds involved dip in all directions from a central area, like an inverted but usually distorted cup. The reverse of depression.

epigenetic - A term used to describe a process occurring at or near the surface of the earth.

epithermal - Said of a hydrothermal mineral deposit formed within about 1 km of the Earth's surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins. Also, said of that depositional environment.

erosional window – An area where erosion has exposed the rocks lying beneath.

fluid inclusion temperature – Refers to the temperature at which a liquid (or gas) is trapped (included) within the crystal.

gangue mineralogy – The part of an ore deposit from which a metal or metals is extracted, commonly quartz, calcite, siderite and pyrite.

measured resources - Resources from which the quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of the resource are well established.

hematite – Iron oxide or Fe_2O_3, usually imparts its red color to the parent rock.

igneous - One of three main groups of rocks, often regarded as the primary source of the material comprising the Earth's surface. The word "igneous" can apply to extrusive rock or intrusive rock.

intercalated calcareous strata deposits – Interbedded limestones.

intermediate composition – Refers to the rock's silica content, i.e. 56% to 61% silica, synonymous with the term "calc-alkalic".

intrusion – A body of igneous rock, which has forced itself into pre-existing rocks.

kilometer –A unit of length equal to 1000 meters. It is approximately equal to 0.621 miles, 1094 yards or 3281 feet.

late-Cretaceous to Eocene - The period of time from approximately 65 to 35 million years ago.

lava flows - Consecutive outpourings of material, extruded from a volcano, that consist of molten or part-molten silicate materials.

limonite – A hydrated iron oxide or $Fe^.OH^.nH_2O$.

loci – pl. The locations, the places.

Los Llanitos – Sp. The little plains, an extent of level country.

mafic lava flows – Lava flows composed dominantly of the iron and magnesium rock-forming silicates; said of some igneous rocks and their constituent minerals.

massif - massive topographic and structural feature, esp. in an mountain building belt, commonly formed of rocks more rigid than those of its surroundings. These rocks may be protruding bodies of basement rocks or younger plutonic bodies.

Mesozoic - An era of geologic time, from the end of the Paleozoic to the beginning of the Cenozoic, or from about 225 million years to about 65 million years ago; *also* : relating to the corresponding system of rocks.

mineralization - The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term, incorporating various types; e.g., fissure filling, impregnation, and replacement.

Oligocene to Miocene – The period of time from 35 to 7 million years ago.

ore districts - A combination of several ore deposits into one common whole or system.

Paleozoic - An era of geological time, from the beginning of the Cambrian to the close of the Permian, or from about 543 million years to 248 million years ago. The era is marked by the culmination of nearly all classes of invertebrates except the insects and in the later epochs by the appearance of terrestrial plants, amphibians, and reptiles; *also* : relating to the corresponding system of rocks.

potassium feldspar - The minerals commonly known as potash feldspar; potash spar; K-feldspar; K-spar.

pyrite - A sulfide mineral, iron sulfide or FeS_2.

quartz - A silicate mineral, SiO_2, composed exclusively of silicon-oxygen tetrahedra, with all oxygens joined in a three-dimensional network. An important rock-forming mineral.

quartz vein deposit – A quartz-mineralized sheet-like body formed in a fault in the surrounding rock through the process of hydrothermal deposition. Most veins are directly or indirectly of igneous origin0 (see epithermal).

red-bed agglomerates – An assemblage of large-grained, volcanic breccia (broken rock) deposited in a highly oxidizing environment with an iron content such that, when oxidized, the iron is in the form of red ferric hydroxide.

rhyodacite - The extrusive equivalent of granodiorite. The principal minerals, sodic plagioclase, sanidine, quartz, and biotite or hornblende, commonly occur as phenocrysts in a finely crystalline groundmass of alkali feldspar and quartz. Accessory minerals are apatite and magnetite, and occasionally augite.

rhyolitic ash-flow- A relatively rapid mass-movement process that involves a mixture of ash-sized rhyolitic volcanic ejecta moving downslope as a viscous fluid. Within a flow each particle, regardless of its size, moves independently

rhyolitic ignimbrite – The rock formed by the widespread deposition and consolidation of ash flows and highly heated, gas-charged lava ejected from vent or pocket at volcano summit more or less horizontally onto an outer slope, down which it moves swiftly.

sericite - A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in the wall rocks, fault gouge, and vein fillings of many ore deposits.

siderite - A mineral; iron carbonate, $FeCO_3$.

stratified terrane – An series of rock formed, arranged, or laid down in layers or bedded strata; esp. said of any layered sedimentary rock or deposit.

structural depression - A low area in the Earth's crust, of tectonic origin, in which sediments have accumulated.

tectonic setting – Relating to the Earth's crustal plates and their relative movement.

tensional fissures – Openings in the parent rock due to stretching or stress.

Troy ounce - 31.1 grams.

tuffaceous sediments – Rock consolidated from volcanic ash.

unconformity -An situation in which the older underlying strata dip at a different angle (generally steeper) than the younger overlying strata.

vein dip - Acute angle that the vein surface makes with a horizontal plane. Direction of dip is always perpendicular to strike.

vein strike - The course or bearing of the outcrop of the vein on a level surface; the direction of a horizontal line perpendicular to the direction of the dip.

volcaniclastics – Sedimentary rocks derived from and associated with volcanic eruptions.

1.0   INTRODUCTION

This document is written pursuant to the Securities Act Industry Guide 7 *Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations*. The purpose of this document is to provide a description of the past and present mining operations at the La Currita project claim block. This document provides historical ownership of the claim block, describes the regional and local geology, provides a mineral resources estimate, identifies areas for future development, and describes the general measures taken to bring the mine back into production. This report is neither a feasibility study nor a reserves estimate. The document also outlines site-specific survey needs and drilling information that will be necessary to define future targets for exploration. A discussion of historical records is also included. Copies of this document will be kept at the La Currita mine site project office and Diversified Financial Resources Corporation's San Diego office at 1771 Wolviston Way, San Diego, California 92154. The plan will be available upon request to the public and authorized regulatory agency personnel and updated, as necessary, based on project activities.

2.0   MEXICO

Mexico is a democratic republic with a stable political environment and a western style legal system. Mexico has been a party to the North American Free Trade Agreement since 1994 and has a comparable tax and trade regime to the United States. The country has a 400-year old mining history and the government actively encourages mining by giving mineral development precedence over surface usage rights. Also refer to *The Fraser Institute's Annual Survey of Mining Companies 2003/2004* for more information on Mexico's positions with regard to mining relative to other countries.

3.0   LA CURRITA GOLD/SILVER PROJECT - LOCATION and ACCESS

The claim block collectively referred to in this report as La Currita project (project), is located at 27°15' north latitude, and 108°20' west longitude just northwest of Temoris in the southwestern portion of the State of Chihuahua in the Republic of Mexico (Figures 1 and 2). The project is located in the Llanitos Mining District, municipality of Guazapares, at an elevation of 1,350 meters above mean sea level. The small town of Temoris (population 2500) is approximately 265 kilometers southwest of Chihuahua City and can be reached by an inland road or via railroad line from Chihuahua City. There are also small dirt landing strips, at Temoris and at the project area, which can be used for access by single engine light aircraft. The flight from Chihuahua is about 2 hours while the drive takes about 8 to 9 hours. During the rainy season, July through September, use of a 4-wheel drive truck is strongly recommended.



Figure 1. Location map and generalized geology of Chihuahua

(map taken from Clark and de la Fuente, 1978)

4.0   TITLES, CLAIMS, and OPTION AGREEMENT

A letter dated February 16, 2005 from the law office of Maria M. Bashaw is provided in Appendix A. A summary of the letter is provided here: IBANCE CORPORATIVO, S.A. de C.V. (IBANCE) granted to MINERA TRES DE MAYO, S.A. de C.V (MINERA) all rights derived from the mining concessions listed below (Appendix B, letter dated January 7, 2002). MINERA is represented by Sr. Rafael Chavez Saenz. Previously to IBANCE, the claims were controlled by MINERA TECPAN, S.A. de C.V., represented by Mr. Jimmy Patterson. Mr. Patterson's American partners had passed away and in 1986 Mr. Patterson brought in IBANCE as a new partner.

Claim	Title number	Status	Area
Sulema No. 2	191332	exploitation	15.8280 hectares
El Rosario	185236	exploitation	10.9568 hectares
La Curra	186172	exploitation	13.8815 hectares

CORPORACION AMERMIN, S.A. de C.V. (AMERMIN), is represented by Mssrs, John Chapman and Dennis Thomas as shareholders of the corporation. AMERMIN is a subsidiary of DIVERSIFIED FINANCIAL RESOURCES CORP (DFLR), a publicly owned company on the over the counter bulletin board (www.OTCBB.com).

AMERMIN has verified that the mining concessions are in full force and tax payments are up-to-date. Copies of the claim titles are provided in Appendix B. On December 16, 2004 MINERA agreed to grant AMERMIN an Option to Purchase (option) the claims listed below. This option is irrevocable and fully assignable. Under the option, AMERMIN has been granted first and exclusive right to purchase, from MINERA TRES DE MAYO, S.A. de C.V the following claims (Figure 2):

The option will continue until June 6,2005 when AMERMIN will determine whether to exercise the option. During the option period, AMERMIN has the exclusive and irrevocable right to explore and exploit the mining concession claims and to any and all minerals extracted and sold therefrom, including the revenues derived from any such sale.

5.0   REGIONAL GEOLOGY

The Llanitos Mining District is situated on the western flank of the Sierra Madre Occidental volcanic province. The volcanic province is aligned along a northwest-southeast axis and extends nearly 1,200 kilometers in length by 200-300 kilometers in width. Two largely co-extensive igneous sequences, the Upper and Lower Volcanic Series (Wisser, 1966) make up the volcanic province. The project is located in the Barranca (canyon) sub-province of the Sierra Madre Occidental volcanic province (Figures 1 and 3). The Barrancas sub-province shows youthful topography. Remnants of flat ground on the highest interstream divides demonstrate the former extension westward of the mature surface still exposed on the plateau to the east. These divides are separated by youthful steep-sided canyons, the greatest of which reach depths of 2,000 meters.

The Lower Volcanic Series (LVS) reaches a thickness of up to 1000 meters and is composed of abundant batholithic as well as volcanic rocks of dominantly intermediate composition. The LVS unconformably overlies or intrudes folded Mesozoic strata or late-Paleozoic terrane. The LVS are late Cretaceous to Eocene in age (Clark et al, 1979); the older limit being fixed by age determinations on intrusive phases that cut the surrounding andesites. The LVS is dominated by significant northwest regional block faults forming loci for the epithermal mineralization in the region. The Upper Volcanic Series (UVS) is Oligocene to Miocene in age (Clark et al, 1979) and readily identified in the field by the steep cliffs of rhyolitic tuffs, flows and ignimbrites attaining a thickness of up to 120 meters. In the project area the UVS dips 15° to the southwest and strikes N 25° W.

The UVS is composed of dominantly horizontally stratified rhyodacitic and rhyolitic ignimbrites accompanied by rhyolitic flows and domes with minor mafic lava flows. The interlayered lava flows and tuffaceous sediments that form the crestal plateau of the Sierra Madre are similar to rocks that blanket areas of the western United States. A discussion of the tectonic setting for the area is given in Miller, 1988 (Appendix C). The volcanic rocks, which form this province, have been uplifted into a long, northwest trending regional anticline with superimposed domes, anticlines and structural depressions. Ore districts lie mainly along the crest and higher flanks of the anticline. Tensional fissures induced by stretching of the domes volcanic massif became loci for precious-metal bearing veins (Wisser, 1966).


DOS NACIONES
LA CURRA
LA CURRITA
EL ROSARIO
SULEMA
DOS
ROYAL
Sulema Vein
HURUAPA
II
0
500
1000
METRES
SILVER STANDARD RESOURCES INC.
LA CURRITA PROJECT
CLAIM MAP

Figure 2. La Currita claim block showing applicable claims, i.e. Sulema No. 2, El Rosario, and La Curra


LOS LLANITOS
Kia
Tsv
LAS ANIMAS
SULEMA
LA VERDE
Ksd
Kls
Tsv
Kia
Tsv
Tsv
Tsv
GUERRA AL TIRANO
TRES DE MAYO

Tsv = Upper Volcanic Series

Ksd = dacite porphyry intrusive

Kia = Lower Volcanic Series

Kls = limestone

/ = fissure vein

Scale

0 1 2 km

Figure 3. Geologic map of Los Llanitos Mining District (revised from Soberanes, et al., 1984)

6.0 LOCAL GEOLOGY

The LVS hosts the precious mineralization and is represented in the area by andesitic red-bed agglomerates, lava flows, ash-flow tuffs and volcaniclastics with intercalated calcareous strata deposits (Figure 3 and Plate 1). The LVS in the Llanitos area dips 30° NE, strikes N 25° W and reaches thicknesses of up to 400 meters. The Upper Volcanic Series (geological sequence is derived from caldera-related, large volume rhyolitic ash-flow tuffs and calc-alkalic rhyolitic ignimbrites. Geographically this unit is gently dipping to flat lying and makes up the plateau caps in the Sierra Madre.

A description of the geology of the Llanitos Mining District is given in Soberanes et al, 1984 (Appendix D) and Miller, 1988a (Appendix E). Five quartz vein deposits define the Llanitos Mining District. These veins are 1) the Convirginia-La Patria vein, 2) the Guadalupe-Las Animas vein, 3) the Sulema vein (La Currita project, 4) the Tres de Mayo-Guerra al Tirano vein, and 5) La Verde-Tres Carlos Dos vein (Plate 1) (Miller, 1988b). The deposits are hosted in domed sediments of the LVS. The fissure-veins of the Llanitos district are epithermal, precious-metal vein systems in which localization has been controlled by regional tectonic fracturing of the volcaniclastic rocks of the LVS.

The vein deposits of this district are spatially and temporally associated with a dacite porphyry intrusion in the northwest portion of the district, 4 kilometers west of the Sulema vein. This intrusion is exposed through an erosional window in the intruded Lower Volcanic Series (Plate 1). Cretaceous limestones outcrop to the southwest of this intrusion (Soberanes et al, 1984). Fluid inclusion temperature analysis of samples collected from the Sulema Vein indicate that the mineralized portion of the vein has not been eroded away (Miller, 1988).

7.0 VEIN GEOLOGY and MINERALOGY

The Sulema vein extends for 1100 meters along strike. The mine workings extend for 440 meters along strike and to at least 100-120 meters vertically from the surface. The vein strikes N 30° W and dips 55° to the northeast. The vein's true width varies from 10 to 20 meters but the highly mineralized central zone averages 1.3 meters. The vein is a complex epigenetic breccia system with very low sulphidation. The high-grade silver and gold mineralization rarely exceeds 1% total sulfide content. The gangue mineralogy is composed of quartz, calcite, siderite, chalcedony, adularia, K-spar, sericite, limonite, hematite, and rare pyrite. Generally the vein system has five distinct vein phases: a carbonate phase, a siliceous phase, a quartz/ carbonate phase, an autochthonous breccia, and an allochthonous breccia. The most economically significant phase is the quartz/calcite phase with silver and gold mineralization over 3-4 meter widths in the upper section and 1-2 meter widths in the lower portion of the vein. To a lesser degree the breccias may contain elevated silver and gold values but are generally lower in grade. The calcite and silica phases are generally barren with regard to economic grade mineralization.

8.0 HISTORY of OPERATIONS

The mining operation at La Currita project is currently in the development stage. In 1984, the epithermal, precious-metal vein had some minor pits and open cuts across the top of the vein system. Previous to this the vein had been high-graded by prospectors removing very little tonnage. Mr. Patterson representing MINERA TECPAN, S. A. de C.V. began an organized mining effort as a 40 metric ton/day gravity/flotation mill circuit.

Production between 1984 and 1993 is estimated at between 50,000 and 110,000 metric tons. The vein was selectively mined underground over two- to ten-meter widths. The ore was mucked out of the stopes by shovel then picked up by a one-yard scoop and transported to the portal entrance where the ore was loaded and trucked to the mill. Access to the workings was and still is through the No. Five Level portal ("Socavon de Acceso", Figure 4) (Plate 2.).

From 1986 to 1989, Rebecca A. Miller conducted her Master of Science Thesis, from the University of El Paso, Texas for the area (Miller, 1988b). The thesis report explores several of the veins within the Llanitos Mining District and presents the geological setting and mineralization for these veins.

In 1991, Kalahari Resources Inc. optioned the property and completed 29 reverse circulation drill holes. Results were generally favorable and the drill results with a longitudinal section are provided in Appendix F. At the time, Kalahari Resources, Inc. was experiencing financial difficulties and decided to drop the drilling program. The company was unable to keep the project (Patterson, 1998).

Based on the Kalahari drilling results, in 1993 the milling capacity was increased to 120 metric tons/day, and from 1994 to 1998 the mine was in continuous production with the mill operating 24 hours, 7 days a week, with Christmas and Easter off. Table 1 summarizes the 1994 to 1998 production realized from the Kalahari drilling program for the La Currita project (after Thomas, 1998). Average operating cost from 1994 to 1998 is estimated at US$28/ metric ton (Patterson, 2004).

In 1998, Silver Standard Mexico, S.A. de C.V. entered into an option agreement with Ibance in order to purchase 100% of the claim block, then consisting of 9 claims, based on past production of the mine and Kalahari's past reverse circulation drilling results. Silver Standard conducted a chip sampling and drilling program. A drilling program was executed and reported in *La Currita Project, Preliminary Diamond drill Hole Program, Chihuahua, Mexico* (Konkin, 1998) (Appendix G). K. J. Konkin, P. Geo. prepared the report while working for Silver Standard Resources, 1180-999 West Hastings Street, Vancouver, British Columbia V6C2W2. Results are provided in Table 2. Konkin's report also includes a very detailed description of vein geology and mineralogy.

Based on the very low silver prices at the time, Silver Standard did not exercise their option to purchase the claim block. However, based on their estimates a projection of production has been made assuming 80% mill capacity, a 363-day year, and a $69/ton value for the ore (Table 3).

To date, approximately 160,000 to 220,000 metric tons of material have been mined 440 meters along strike to a depth of 100-120 vertical meters from surface and along three principle levels and six sub-levels (Plate 2). Since 1998, no further significant production was realized.

9.0   RECENT ACTIONS

Recently, in 2004 Diversified Financial Resources Corporation (DFRC), a holding company trading under the Stock Symbol DFLR, pursuant to signed Letters of Intent and with the cooperation for all parties to the agreements, has begun its efforts through AMERMIN to refurbish and operate the La Currita Mine. All equipment and material necessary to start the plant operations have been acquired and are either on the site or are being delivered to the site. The site supports 50-60 workers with their families housed in small primitive houses. Included are a few small stores.

Water is pumped from the river in the Arroyo Blanco below the site and is stored in a concrete cistern on site. Large stands of pine and oak forests are common several kilometers to the east of the mine site. Wood for timbering and mining needs is abundant. Electricity is generated on site using diesel-powered electric plants.

Refurbishing of the processing plant located at La Currita is complete and the mill is operational. The mill circuit has begun the processing of some ore that had been mined and is stored on the concession site. AMERMIN's mining and milling operation's first smelter shipment of 5.07 metric tons concentrate was shipped around February 22, 2005. Preliminary assays for the mine's first smelter shipment (assayed by the mine's laboratory) are:

9.1 Troy ounces (282.98 grams) of gold per metric ton concentrate and

630.98 Troy ounces (19.6232 kilograms) of silver per metric ton concentrate,

for a shipment of approximately 45 ounces of gold and 3,200 ounces of silver. Using metal prices for January 2005 low value for gold of $412/ounce and the 2004 average silver price of $6.67/ounce, the shipment is valued at approximately $40,000 gross. Production and recuperation costs are not included in this figure. The mill at La Currita has been operating at fifty percent (50 %) capacity for 13 days. Concentrate has been shipped to smelter, and the smelter's assay should be available after two weeks. At that time, adjustments to the value of the shipment will be taken for shipping, penalties, smelter treatment, and metal prices used by the smelter to calculate payment. A smelter update on that shipment will be forthcoming.


10100
10000
9900N
9800N
9700N
BANCO UNO
BANCO DOS
CAMINO
BANCO TRES
AREA MINADA
ELEVACION 300 MSNM
REBAJE NORTE
NIVEL 4 N
NIVEL 5N
RAMPA N
RAMPA 1
RAMPA 2
AVANCE A JULIO 04
1200 M
BNO LCD-02
BNO LCD-01
BNO LCD-05
BNO LCD-08
BANCO UNO SULEMA
CAMINO
ARROYO
REBAJE SUR.
NIVEL 3 S
NIVEL 4 S
NIVEL 5 S
SOCAVON DE ACCESO
RAMPA 2S
RAMPA 3 S
RAMPA S
TIRO
CONTRAPOZO 9775 N
NIVEL 5½
ESCALA GRAFICA
0 10 25 50 100
METROS
MODIFICADO DE:
PROY. BARRENACION, KALAHARI, R. JUL.-91
SECC. LONGITUDINAL, SSM. ABR.-98
SILVER STANDARD
MEXICO, SA DE C.V.
UNIDAD MINERA LA CURRITA
VETA LA CURRITA
AVANCE DE OBRA MINERA Y
BARRENACION
SECCION LONGITUDINAL AZ-330°
VMS JUL.06/98 ESC. 1:2000

Figure 4. Longitudinal section of the underground mine access and workings (see Plate 2 for larger scale)

La Currita Project
Los Llanitos Mining District
Chihuahua, Mexico

11

March 2005

Table 1. January 1994 through May 1988 production summary

Year	Ore Processed[1] (metric ton/ year[2])	Ore Processed (t/day)[3]	Head Grade (g/ metric ton)		Percent Recovery (% of total)		Concentrate Produced (metric tons)	Concentrate Grade (g/ metric ton)		Ounces Contained[4] (Troy oz)		Au Equivalent[5] (Troy oz)
			Ag	Au	Ag	Au		Ag	Au	Ag……Au		
1994	21,739	60	211	3	65	83	63	47,754	754	96736	1527	3462
1995	32,476	89	199	2	67	83	84	51,713	745	139675	2012	4806
1996	36,769	101	200	2	70	81	97	53,456	687	166728	2143	5477
1997	28,542	78	140	2	70	80	61	45,882	671	89994	1316	3116
1/98 –5/98	10,110	78	234	4	75	85	41	43,379	762	57188	1005	2148
TOTAL	129,636						345			550320	8003	19009
4.41year avg	29,396	81	197	3	70	82	78	48,437	724	124789	1815	4311
	avg @ 81% of total mill capacity											

[1] Metric ton is equivalent to 2200 pounds

[2] Mill schedule is 363 days/year

[3] Mill capacity is 120 metric tons/day, i.e. 24 hour period

[4] Conversion from grams to Troy ounces uses 31.1 grams/ Troy ounce

[5] Au/Au ratio estimate - Au equivalent = 1/50 (after P. Thomas, 1998.)

La Currita Project
Los Llanitos Mining District
Chihuahua, Mexico

Table 2. In-place mineral resources estimate.

Block	Ag (g/ metric ton)	Au (g/ metric ton)	Ag (Troy oz/ metric ton)	Au (Troy oz/ metric ton)	Metric tons/ block	Ag (Troy oz/block) @ 75.3% recovery	Au (Troy oz/block) @ 82% recovery	Total Value[2] (US$)
A	168	4.3	5.4019	0.14	10,000	40,677	1,134	
B	189	2.3	6.0772	0.07	26,136	119,601	1,585	
C	256	1.7	8.2315	0.05	29,215	181,084	1,310	
D	250	1.3	8.0386	0.04	7,655	46,336	262	
E	188	3.4	6.0450	0.11	9,234	42,032	828	
F	205	2.6	6.5916	0.08	4,860	24,123	333	
G	228	3.6	7.3312	0.12	10,044	55,447	953	
H	210	3.9	6.7524	0.13	7,258	36,904	746	
I	235	2.6	7.5563	0.08	5,400	30,725	370	
Total metric tons[1]					109,802			
Total Troy ounces						576,929	7,521	
Ag @ US$7.48								
Au @ US$ 4405						$4,315,427	$3,309,453	
Total value								$7,624,879
Value/metric ton								$69

(after Konkin, 1998)
[1]Calculations assume no dilution, and no cut-off value was given in the original Konkin report. Ag and Au values/block are grossly corrected using reasonable mill recovery averages.

[2]Recalculated after P.K. Konkin, 1998 using updated metal prices. The calculations whereby the basic sample-assay or drill data were translated into the estimates to produce the grade and tonnage of mineral resources in each block for the complete mineral resource estimate were part of Silver Standard's field notes. An attempt has been made to recover those notes with no results; therefore the field notes are not recoverable.

La Currita Project
Los Llanitos Mining District
Chihuahua, Mexico

13

March 2005

Table 3. Cash flow analysis under optimum conditions (variables are bolded).

Month	Production (tonnes/day)	Production (tonne/mo)	Working Capital variable	Monthly Expense @ US$/tonne	Production Revenue @ US$/tonne	Cash Reserve	Value (US$/tonne) variable	days/mo worked variable	Cost /tonne (US$) variable
1st month	96	2976	300,000	133,920	205,344	371,424	69	31	45.00
2nd month	96	2688	225,000	120,960	185,472	660,936	69	28	45.00
3rd month	96	2880	150,000	129,600	198,720	880,056	69	30	45.00
4th month	96	2880	75,000	129,600	198,720	1,024,176	69	30	45.00
5th month	96	2976	0	133,920	205,344	1,095,600	69	31	45.00
6th month	96	2880		129,600	198,720	1,164,720	69	30	45.00
7th month	96	2976		133,920	205,344	1,236,144	69	31	45.00
8th month	96	2976		133,920	205,344	1,307,568	69	31	45.00
9th month	96	2880		129,600	198,720	1,376,688	69	30	45.00
10th month	96	2976		133,920	205,344	1,448,112	69	31	45.00
11th month	96	2880		129,600	198,720	1,517,232	69	30	45.00
12th month	96	2880		129,600	198,720	1,586,352	69	30	45.00
Tot Mill Capac	120	34848						363	
mill capacity variable	80%								

10.0   UNDERGROUND WORKINGS, PLANT, AND EQUIPMENT INVENTORY

The underground workings are shown in Plate 2 and consist of 5 levels including sublevels. The workings have been rehabilitated in areas where continued mining will occur. The crushers, mill, assay facilities, electric plant, water conveyance, and domestic and office quarters have been rebuilt and/or rehabilitated. An inventory of the existing equipment and associated appurtenances found onsite is found in Appendix H. The estimate of the value of items contained in the inventory is underway.

11.0   FUTURE DEVELOPMENT AND EXPLORATION

Currently, access to the underground workings is through No 5 Level. Development will consist of driving a shaft on No 6 Level (Figures 5 and 6) to the vein intercept. Cost estimates for this work are planned. The mine will be exploited, using a block caving mining method, upward from No 6 Level toward drill intercepts LCD-98-05 and LCD-98-02. Drifts will be driven along the vein structure at each new level and sublevel to intercept mineralized areas.

Outcrop sampling will continue. It will be necessary to survey the boundaries of the claim group to update the land status. In addition, each drill hole collar needs to be surveyed so that drill results may be entered into a computerized block model for further interpretation. Once drilling information has been compiled and interpreted, it is very likely that further exploration drilling will be conducted within the next 2 to 5 years to target deeper silver zones associated with the vein. AMERMIN plans to proceed with operations based on past production of the mine, Silver Standard's core and reverse circulation drilling results, a current interpretation of those results, and the favorability of this historic silver-producing region as a whole.


CORTE LONGITUDINAL DE S.W. a N. E. 60 00 00
OBRAS MINERAS "LA CURRITA"
MPIO. Y EDO. GUAZAPARES, CHIH.
ESCALA = 1:2,500.
Elevaci?n 1,400.00 m.
Moj. P.C. 1071.
Barreno # 5.
Est. 1.
Elevaci?n 1,300.00 m.
Est. 2.
NIVEL # 5.
Est. 3.
Barreno # 5.
Rumbo = S. 60 W.
Inclinaci?n = - 65 00 00
Inclinaci?n al N. 60 E. = - 51 40 21
Elevaci?n 1,200.00 m.
Est. 4.
Nivel 6.
A.
B.
C.
D.
Elevaci?n 1,100.00 m.
Chihuahua, Chih., a 3 de Marzo de 1999.
EL PERITO MINERO:
J. Gildardo Estrada R.
Reg. # 511 - 5.

Figure 5. Cross-section of Sulema Vein with No. 6 Level vein intercept on drill hole LCD-98-05.

La Currita Project
Los Llanitos Mining District
Chihuahua, Mexico
16
March 2005


P L A N O :
OBRAS MINERAS "LA CURRITA"
MPIO. Y EDO. GUAZAPARES, CHIH.
ESCALA = 1:2,500.
Moj. P.C. 1071.
Tope
Nivel 6.
Barreno # 5.
Bajo de la veta
en El Nivel # 6.
Est. 1.
D.
C.
Bajo de la veta
en El Nivel # 5.
Est. 3.
Est. 2
B.
Bajo de la veta
en Superficie
CORTE LONGITUDINAL DE S.W. a N.E. 60 00 00
A.
Est. 4.
Chihuahua, Chih., a 3 de Marzo de 1999.
EL PERITO MINERO:
J. Gilardo Estrada R.
Reg. # 511 - 5.

Figure 6. Engineer's calculations for accessing the Sulema Vein through Level 6.

Los Llanitos Mining District
17

12.0 REFERENCES

Clark, K.F. and de la Fuente, F.E., 1978. Distribution of Mineralization in Time and Space in Chihuahua, Mexico: Mineralium Deposita. 13. p. 27-49.

Clark, K.F., Dow, R.R., and Knowling, R.D., 1979, fissure-vein deposits related to continental volcanic and subvolcanic terranes in Sierra Madre Occidental, Mexico: IAGOD 5th Sump., J.D. Ridge Ed. Nev. Bur. Mines Geol.Rept. 13, part C, pp. 63-92.

Consejo de Recursos Minerales, 1994. Monografia Geologica – Mineral del Estado de Chihuahua.

Fraser Institute, 2004. The Fraser Institute's Annual Survey of Mining Companies 2003/2004. Available upon request at the Institute, 4th Floor, 1770 Burrard St. Vancouver, British Columbia, Canada, V6J 3G7 or phone 1-800-665-3558.

Konkin, K.J, 1998. La Currita Project, Preliminary Diamond Drill Hole Program, Chihuahua, Mexico, prepared for Silver Standard Resources Inc., Vancouver, British Columbia.

Miller, Rebecca A., 1988a. Description of the Llanitos Mining district, Southwest Chihuahua, Mexico, in: *Stratigraphy, Tectonics and Resources of Parts of the Sierra Madre Occidental Province, Mexico*. Guidebook for the 1988 Field Conference, El Paso Geological Society, Clark, K.G., Goodell, P.C., and Hoffer, J.M eds. p 287-296.

Miller, Rebecca A., 1988b. Masters thesis: Geology and Mineralogy of the Llanitos District, Chihuahua, University of El Paso, Texas.

Moore, D.G., 1991. Kalahari Resources Reverse Circulation Drill Hole Program: logs, sections, and analytical data

Patterson, Jim, 1998. Personal communication with K.J. Konkin regarding financial status of Kalahari Resources.

Patterson, Jim, 2004. Personal communication with Rebecca Miller regarding estimated production costs, November 11, 2004

Soberanes, B.A., Aparicio, E., Esquivel, D., Segura, R., Hernandes, M. and Forias, H. 1984. Estudio Geologico-minero en el Area de Termoris, Municipio de Guazapares – Chinipas, Estado de Chihuahua: Inf. No. Publ., Con. Rec. Min., 647 p.

Thomas, Peter, 1998. Report on the La Currita Mine Project, Chihuahua, Mexico, July.

Wisser, E. H., 1966. Epithermal Precious-metal Province of Northwest Mexico: Nev. Bur. Mines. Rept. 13, pt. C., p.63-92.

Plate 1

Geology of Los Llanitos

La Currita Project   March 2005
Los Llanitos Mining District
Chihuahua, Mexico

Plate 2

Longitudinal section of underground workings

(from Silver Standard)

PLATE

2

Appendix A

Summary Letter of Option to Purchase
(dated February 16, 2005)
Law Office of Maria M. Bashaw

Law Offices of

Maria M. Bashaw

Telephone 714.556.5770
Facsimile 714.979.4115
E-mail: maria.bashaw@mbashawlaw.com

February 16, 2005

Ms. Rebecca A. Miller, R.G.
933 East Keim Drive
Phoenix, AZ 85014

Re: La Currita Project

Dear Ms. Miller:

As you requested, I am providing you with a summary of the "La Currita Project" from my perspective based on the Option Agreement, as amended, which I assisted in drafting and copies of the mining claims I have received from counsel for MINERAS TRES DE MAYO, S.A. DE C.V., the Concessionaire of the mining claims.

1. On April 21, 2004, MINERA TRES DE MAYO, S.A. DE C.V. ("MINERA") as the Concessionaire represented by Mr. Rafael Mario Chavez Saenz entered into a Mining Exploration, Exploitation and Purchase Option Agreement (the "Option") with CORPORACION AMERMIN, S.A. DE C.V., ("AMERMIN") represented by Mr. Ramiro Trevizo, as Administrator and Messrs. John Chapman and Dennis Thompson as shareholders of the Corporation.

    a. MINERA declares that it has 100% of the rights on the exploitation concession known as "SULEMA 2", title number 191332; "EL ROSARIO", title number 185236; and "EL CURRA", title number 186172 all located in Guazapares, Chihuahua
    b. MINERA RAMAX, S.A. DE C.V., affiliate of MINERA has applied for exploration concessions for the mining estate known as "LA CURRITA".
    c. AMERMIN is granted the "first and exclusive right to purchase any other concession located in the mining claim known as 'LA CURRITA'".
    d. MINERA declares and AMERMIN has verified that the mining concessions are in full force and up-to-date (***copies of the most current available titles of the concessions are attached***).
    e. The Option to Purchase the mining concessions and mining estates is irrevocable and fully assignable.
    f. The Option began on December 16, 2004 and will continue for a period of 4 months, when AMERMIN will determine whether to exercise the Option.
    g. During the Option Period, AMERMIN has the exclusive and irrevocable right to explore and exploit the mining concession claims and to any and all minerals extracted and sold therefrom, including the revenues derived from any such sale.

2. On May 20, 2004, MINERA RAMAX, S.A. DE C.V., represented by Lic. Luis Gabriel Ontiveros A., granted 100% of its mining rights of the Exploration Title of the lot known as "La Currita" to MINERA TRES DE MAYO, S.A. DE C.V., represented by Mr. Rafael Mario Chavez S.

3. On June 25, 2004, MINERA TRES DE MAYO, S.A. DE C.V. was granted the Exploitation rights to the mining concession known as LA CURRA. It will be good through June 24, 2054.

4. We have confirmed exploitation rights for EL ROSARIO through December 13, 2039; SULEMA 2 through December 18, 2041.

5. AMERMIN was provided a copy of a Certificate issued by the General Mining Coordinator (*Coordinacion General de Mineria Direccion General de Minas Direccion del Catastro Minero Subdireccion del Registro Publico de Minera*), which states that IBANCE CORPORATIVO, S.A. DE C.V. ("IBANCE") granted to MINERA all rights derived from the mining concessions known as "SULEMA NO. 2" title 191332, "EL ROSARIO" title 185236 and "LA CURRA" title number 186172 all located in the municipality of Guazapares, Chihuahua.

6. MINERA provided AMERMIN a copy of the agreement dated January 30, 2001 between MINERA and IBANCE wherein MINERA is granted the concession rights to SULEMA 2, EL ROSARIO, EL MOCHO, LA CURRA and URUAPA DOS.

If you require any additional information, please do not hesitate to contact me.

Best regards,
MARIA M. BASHAW, INC.



Maria M. Bashaw
Attorney at Law

Cc: John R. Chapman

Enclosures

Appendix B

Copies of Claim Titles



CRETARIA DE
:CONOMIA

COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS
DIRECCION DEL CATASTRO MINERO
SUBDIRECCION DEL REGISTRO
PUBLICO DE MINERIA

610.9 0014

EXP.-408/2001

ASUNTO: Se devuelve documento
Registrado (50900)

CERTIFICADO CON
ACUSE DE RECIBO

México, D.F., a 07 ENE 2002

MINERA TRES DE MAYO, S.A. DE C.V.
A/C.- LUIS GABRIEL ONTIVEROS ARZAGA
INDEPENDENCIA NUM. 401-ALTOS,
COL.- CENTRO
C.P. 31000 CHIHUAHUA, CHIH.

Adjunto al presente se le envia el original del documento que a continuación se describe, debidamente registrado en esta Subdirección:

Contrato privado, de fecha 30 enero del año en curso, por medio del cual IBANCE CORPORATIVO, S.A. DE C.V., cede en favor de su representada, los derechos derivados de las concesiones mineras denominadas " SULEMA NO. 2" título 191332, "EL ROSARIO" título 185236 y "LA CURRA" título 186172, ubicadas en el Municipio de Guazapares, Chih.

A T E N T A M E N T E
SUFRAGIO EFECTIVO. NO REELECCION
LA SUBDIRECTORA DEL REGISTRO
PUBLICO DE MINERIA

LIC. MA. OLGA GALLARDO MONTOYA

200109RPM56849
UN ANEXO
CDS



DUPLICADO

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLOTACION
NUMERO 191332

NOMBRE DEL LOTE

SULEMA No. 2

AGENCIA

EX-TEMORIS, CHIHUAHUA

VIGENCIA DEL TITULO

DEL 19 DE DICIEMBRE DE 1991 AL 18 DE DICIEMBRE DEL 2016

Con fundamento en lo dispuesto por los artículos 19,fracción XI, de la Ley Minera y 54, párrafo final, de su Reglamento, se expide el presente duplicado del Título de concesión minera cuyos datos se precisan a continuación:

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	191332
TITULOS ANTERIORES :	175021 (SULEMA No. 2)
TITULAR O TITULARES:	JUANA GUADALUPE DIAZ OCHOA (50 %) CESAR RASCON RASCON (50 %)
NOMBRE DEL LOTE:	SULEMA No. 2
SUPERFICIE:	15.828 Has.
MUNICIPIO Y ESTADO:	GUAZAPARES, CHIHUAHUA

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

EL CERRO DE LA CALERA Y EL CAMINO A LOS LLANITOS. MISMO PP DEL LOTE SULEMA No. 2 T-175021. (TAJO DE 20.00 M. DE LARGO X 13.00 M. DE ALTO Y 12.00 M. DE ANCHO).

Distancia		Rumbo	Nombre o poblados o accidentes topográficos
A	0 Mts. Al	-	NO EXISTEN DATOS

COORDENADAS GEOGRAFICAS : Latitud N. 27° 20' 0" Longitud W.G. 108° 20' 54"

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Titulo/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.
LA CURRA	E-1814	NW	0°	38'	32"	359.550
MOJONERA AUXILIAR	M.A.	NW	6°	20'	28"	320.160
MOJONERA DE LOCALIZACION	M.L.	SE	83°	40'	0"	320.160
TRIANG. OF. GUERRA AL TIRANO	VERTICE No. 5	NE	79°	43'	53"	206.100

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.		Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO A	N	0°	0'	0"	141.420	DE A AL PUNTO 1	E	0°	0'	0"	141.420

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	NW	45°	0'	0"	250.000												
2 - 3	SW	45°	0'	0"	156.500												
3 - 4	SE	45°	0'	0"	417.200												
4 - 5	SW	45°	0'	0"	100.000												
5 - 6	NW	45°	0'	0"	417.200												
6 - 7	SW	45°	0'	0"	143.500												
7 - 8	SE	45°	0'	0"	500.000												
8 - 9	NE	45°	0'	0"	400.000												
9 - 1	NW	45°	0'	0"	250.000												

diciembre de mil novecientos noventa y uno, por el C. Subsecretario de Minas e Industria Básica, Ing. Alfredo Elías Ayub y el C. Director General de Minas, Lic. José I. Villanueva Lagar, de la Secretaría de Energía, Minas e Industria Paraestatal.- Rúbricas.

Dado en la Ciudad de México, Distrito Federal, a los 6 días del mes de mayo de dos mil cuatro.

El Director General de Minas



Lic. Federico Kunz Bolaños

En la Ciudad de México, Distrito Federal, a los 6 días del mes de mayo de dos mil cuatro, se expide el presente DUPLICADO, copia fiel del título original, atendiendo a los datos que obran bajo acta número 492 del volumen 262 del Libro de Concesiones Mineras, de este Registro Público de Minería, lo que se hace constar a solicitud de su actual titular, MINERA TRES DE MAYO, S.A. DE C.V., según consta bajo acta número 259 del volumen 13 del Libro de Actos, Contratos y Convenios Mineros del mismo Registro.

El Registrador Público de Minería



Lic. María Olga Gallardo Montoya

DUPLICADO

XP. NUM. 321.1/1-198



SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLOTACION
NUMERO 185236

NOMBRE DEL LOTE

EL ROSARIO

AGENCIA

EX-TEMORIS, CHIHUAHUA

VIGENCIA DEL TITULO

DEL 14 DE DICIEMBRE DE 1989 AL 13 DE DICIEMBRE DEL 2014

Con fundamento en lo dispuesto por los artículos 19,fracción XI, de la Ley Minera y 54, párrafo final, de su Reglamento, se expide el presente duplicado del Título de concesión minera cuyos datos se precisan a continuación:

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION: EXPLOTACION

NUMERO DE TITULO: 185236

TITULOS ANTERIORES :   172621 (EL ROSARIO)

TITULAR O TITULARES: CIA. MINERA TECPAN, S.A. DE C.V. (100 %)

NOMBRE DEL LOTE: EL ROSARIO

SUPERFICIE: 10.9568 Has.

MUNICIPIO Y ESTADO: GUAZAPARES, CHIHUAHUA

~~CONSTRUCCION DEL LOTE MINERO~~

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

LA LOMA DE LAS ANIMAS EN LA MARGEN IZQUIERDA DEL ARROYO DE LOS ALISOS. MISMO P.P. DEL LOTE EL ROSARIO T-172621.

Distancia				Rumbo	Nombre o poblados o accidentes topográficos
A	500	Mts. Al		S	DE LA CARRETERA QUE VA DE TEMORIS AL MINERAL DE GUERRA AL TIRANO
A	1000	Mts. Al		W	DEL ARROYO DEL MACHO

COORDENADAS GEOGRAFICAS :   Latitud N. 27° 20' 0"   Longitud W.G. 108° 21' 0"

	Rbo	Gra	Min	Seg	Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Título/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.
SAN CARLOS	E-99/1413	NW	43°	41'	0"	559.370
SULEMA NO. 2	E-99/984	SE	46°	28'	0"	1,433.270
MOJONERA DE LOCALIZACION	M.L.	SE	53°	43'	0"	527.630
TRIANG. GUERRA AL TIRANO	VERTICE No. 10	SW	73°	42'	0"	2,181.240

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.		Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO A	S	0°	0'	0"	358.570	DE A AL PUNTO 1	E	0°	0'	0"	330.290

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	NE	64°	0'	0"	105.760												
2 - 3	SE	45°	0'	0"	1,078.460												
3 - 4	SW	45°	0'	0"	100.000												
4 - 1	NW	45°	0'	0"	1,112.900												

El título original fue expedido en la Ciudad de México, Distrito Federal, a los 14 días del mes de diciembre de mil novecientos ochenta y nueve, por el C. Subsecretario de Minas e Industria Básica, Ing. Alfredo Elías Ayub y el C. Director General de Minas, Lic. José I. Villanueva Lagar, de la Secretaría de Energía, Minas e Industria Paraestatal.- Rúbricas.

Dado en la Ciudad de México, Distrito Federal, a los 6 días del mes de mayo de dos mil cuatro.

El Director General de Minas



Lic. Federico Kunz Bolaños

En la Ciudad de México, Distrito Federal, a los 6 días del mes de mayo de dos mil cuatro, se expide el presente DUPLICADO, copia fiel del título original, atendiendo a los datos que obran bajo acta número 496 del volumen 251 del Libro de Concesiones Mineras, de este Registro Público de Minería, lo que se hace constar a solicitud de su actual titular, MINERA TRES DE MAYO, S.A. DE C.V., según consta bajo acta número 259 del volumen 13 del Libro de Actos, Contratos y Convenios Mineros del mismo Registro.

El Registrador Público de Minería



Lic. María Olga Gallardo Montoya

ORIGINAL



SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA
DE EXPLORACION

NUMERO	AGENCIA	EXP. NUM.
207510	TEMORIS, CHIH.	2515

NOMBRE DEL LOTE

LA CURUCA

VIGENCIA

DEL ~~24 DE JUNIO DE 1990~~   AL   ~~23 DE JUNIO DE 2004~~

El Ejecutivo Federal, con fundamento en lo preceptuado por el artículo 27,
párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos,
y de acuerdo con lo establecido por la Ley Minera y su Reglamento, expide
por conducto de la Secretaría de Comercio y Fomento Industrial el presente
TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION: EXPLORACION

NUMERO DE TITULO: 207510

**NOMBRE DEL LOTE O LOTES AL QUE
SUSTITUYE Y NUMERO DE TITULO:**

TITULAR O TITULARES: MINERA RAMAX, S.A. DE C.V.

NOMBRE DEL LOTE: LA CURRITA

SUPERFICIE: 13.6805 Has.

MUNICIPIO Y ESTADO: GUAZAPARES, CHIH.

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA ORIGEN:

La mojonera o señal
reglamentaria se localiza en: EL CAMPAMENTO MINERO LA CURRITA. CORRESPONDE AL P.C. No. 1071.

	DISTANCIA		RUMBO	Nombre de poblados o accidentes topográficos (cerros, arroyos, cañadas, etc.)
A	1,000.0000 MTS.	AL	SW	DEL CERRO LA BAVISA
A	1,900.0000 MTS.	AL	NE	DEL POBLADO LOS LLANITOS

PUNTO DE PARTIDA DEFINITIVO:

COORDENADAS U.T.M.:   3,026,215.396 mN   762,339.481 mE

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice	No. de título o expediente	Rbo	Gra Min Seg	Mts.
LA VERDE	99/1499	NE	86° 32' 20"	689.738
SULEMA NO.2	99/984	SE	0° 38' 32"	359.553
L.B. No. 1072		NE	63° 58' 23"	755.796

PERIMETRO:

LINEA AUXILIAR:

　　　　　　　　　　　No hay

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	Rbo.	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.
PPD - 1	NW	45° 0'	49.400	10 - 11	SW	45° 0'	65.650				
1 - 2	Norte		12.970	11 - 12	Norte		10.000				
2 - 3	NW	45° 0'	93.690	12 - PPD	NE	45° 0'	49.400				
3 - 4	NE	45° 0'	93.690								
4 - 5	Norte		134.600								
5 - 6	Este		192.620								
6 - 7	Sur		308.700								
7 - 8	Este		230.790								
8 - 9	Sur		381.800								
9 - 10	NW	45° 0'	533.140								



Dado en la Ciudad de México, Distrito Federal, a los 23 días del mes de junio de mil novecientos noventa y ocho.

EL COORDINADOR GENERAL DE MINERIA



Ing. Moisés R. Kolteniuk Toyber

EL DIRECTOR GENERAL DE MINAS



Ing. Luis R. Escudero Chávez

Inscrito bajo el acta número 210, a fojas 105, del volumen 302 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la Ciudad de México, Distrito Federal, a los 24 días del mes de junio de mil novecientos noventa y ocho.

EL REGISTRADOR PUBLICO DE MINERIA



Lic. Ma. Olga Gallardo Montoya



Appendix C

Geology of the Llanitos Mining District, Chihuahua, Mexico
Masters Thesis

GEOLOGY OF THE LLANITOS MINING DISTRICT
CHIHUAHUA, MEXICO

BY

REBECCA ANNE MILLER

GEOLOGY OF THE LLANITOS MINING DISTRICT

CHIHUAHUA, MEXICO

APPROVED:

Philip C Goodell

Kenneth F. Clark

Roy W. Girard

Dean of Graduate School

DEDICATION

This thesis is dedicated to the memory of Mr. Jack
Kreck and Mr. Jack Pylon, associates of Minera Tecpan
S.A. de C.V., and to Mr. J.W. Miller, past-president
of Global Universal Systems, who was my inspiration for
entering the field of geology and pursuing my graduate
degree.

GEOLOGY OF THE LLANITOS MINING DISTRICT

CHIHUAHUA, MEXICO

by

Rebecca Anne Miller, B.A.

THESIS

Presented to the Faculty of the Graduate School of

The University of Texas at El Paso

in Partial Fulfillment

of the Requirements

for the Degree of

MASTER OF SCIENCE

THE UNIVERSITY OF TEXAS AT EL PASO

December 1988

ACKNOWLEDGEMENTS

Special thanks are extended to the associates of Minera Tecpan S.A. de C.V., in particular Mr. Jim Patterson, for affording the author the opportunity to visit their property and also for a significant amount of funding that has contributed to the completion of this study. A great deal of background information was provided by the Consejo de Recursos Minerales (Chihuahua) which allowed the author freedom to consider these deposits in more detail. This information alleviated the need for regional mapping and also supplied an independent data base concerning assay values. Their cooperation is greatly appreciated. The portion of this study concerning fluid inclusions would not have been possible without the National Science Foundation's grant, EAR-85-17275, which allowed the purchase of the USGS type gas-flow heating and freezing stage. The Carlos Diaz Caballero family is acknowledged for providing the author with food and a place to stay along with invaluable nonpublished information concerning this study area. Ing. Alvaro Diaz Ochoa is recognized for unselfish assistance provided in exploring and assaying La Verde vein.

The author wishes to express gratitude to Dr. Philip C. Goodell of the University of Texas at El Paso for his encouragement and expertise in the field of economic geology. Dr. Elise Porter and Dr. Kenneth F. Clark of the University of Texas at El Paso are also deserving of thanks for their personal knowledge of fluid inclusion studies and mineral deposits in Mexico, respectively. Also recognized are Dr. John McClure of the University of Texas at El Paso for the use of the scanning electron microscope, Ramon Llavona for his help with the fluid inclusion determinations and Gerardo Garibay for his assistance in drafting. Drs. Walter Fisher and Ray Guard are thanked for information gained by the author under their instruction. The author wishes to extend thanks to Mr. Dick Kropp, who secured results on mineral analysis from X-ray diffraction techniques. Kim Preis and Richard Carreno assisted in mastering the VAX computer system. Dr. and Mrs. William E. Steinmann are recognized for their financial assistance in establishing La Verde Mine Joint Venture. Mr. Jorge Villalobos of ASARCO is acknowledged for assays done on ore from La Verde vein. A life-time of gratitude must be bestowed upon my parents, Anne Marie Miller and John Bridges Miller, M.D., for the years of emotional and financial support which they have provided. Last but not least, the author wishes to express her deepest gratitude to Marilynn Aardal Bunn for being a friend.

ABSTRACT

The Llanitos mining district is located in southwest Chihuahua in the Republic of Mexico. The precious-metal epithermal vein deposits of this area have been exploited since the sixteenth century. Recent open-cut mining of the Sulema vein, included in this district, has been ongoing since 1985 with production averaging 1900 mt per month.

The deposits are hosted in domed sediments of the Lower Volcanic Series in the Barranca section of the Sierra Madre Occidental. The fissure-veins of the Llanitos mining district are epithermal precious-metal vein systems in which localization has been controlled by regional tectonic fracturing of the volcaniclastic rocks of the Lower Volcanic Series. The vein deposits of this district are spatially and temporally associated with a dacite porphyry intrusive located in the western portion of the district.

Major sulfide minerals include pyrite, pyrolusite, acanthite, chalcopyrite, sphalerite and galena. Native gold is found in those deposits closest to the intrusive. Gangue consists mainly of quartz breccia with quartz, calcite and siderite vein-filling.

A variety of alteration assemblages are recognized within the vein systems. Generally, hydrothermal alteration ranges from propylitic alteration assemblages distal to the vein through argillic assemblages in contact with the vein wall to quartz-adularia assemblages in the central portion of the vein. Silicification occurs throughout the vein and distally for tens of meters. Replacement of carbonate minerals by silica is significant.

In the Llanitos mining district log Ag/log Au ratios indicate a genetic relationship between the dacite porphyry in the area and the precious-metal mineralization. This ratio increases exponentially by three orders of magnitude proceeding away from the intrusive through a distance of approximately 4.5 km. A direct relationship between emplacement of epithermal precious - metal mineralization and emplacement of the intrusive is evident.

Finally, fluid inclusion analyses show that three temperatures of fluids were active during mineralization, (173-180°C, (200-210°C, and (240-244°C). Some evidence of boiling associated with high grade portions of the Sulema vein is apparent.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF PLATES

Plate

INTRODUCTION

Location

The Llanitos mining district is located in the southwestern portion of the state of Chihuahua in the Republic of Mexico. It lies approximately 30 km north-northwest of Témoris, Chihuahua, in the Barranca section of the Sierra Madre Occidental (Fig.1). The small town of Témoris, population 2500, can be reached by an inland road or via the Chihuahua al Pacifico railroad line from Chihuahua City.

Regional Setting

The district lies on the west flank of the Sierra Madre Occidental volcanic province of Wisser (1966) on the edge of a small structural depression. The province extends for nearly 1200 km south-southeastward from the United States border. It is coextensive with the greatest epithermal precious-metal province known. The volcanic rocks which form this province have been uplifted into a long northwest-trending regional

1



Figure 1. Location of Témoris (small open circle)
and the Llanitos mining district (small
closed square), Chihuahua, Mexico.

anticline with superimposed domes, anticlines and structural depressions. Ore districts lie mainly along the crest and higher flanks of the anticline. Tensional fissures induced by stretching of the domed volcanic massif became loci for precious-metal bearing veins (Wisser, 1966).

The Barranca section shows youthful topography. Remnants of flat ground on the highest interstream divides prove the former extension westward of the mature surface still exposed on the plateau to the east. These divides are separated by youthful steep-sided barrancas (canyons), the greatest of which reach depths of 2,000 meters.

Mineral Deposits

The mineral deposits in this area are exclusively epithermal fissure-vein deposits. In the Llanitos district these deposits are localized around a dacite porphyry stock (Pl.1). Some carbonates outcrop to the southwest of this stock, however no replacement type mineralization has been discovered. These veins all occur in the andesite sequences of the Lower Volcanic Series (LVS) of Wisser (1966). To the northeast in the

Guazapares mining district, precious-metal mineralizatiom also occurs in the LVS but extends upward into the rhyolitic Upper Volcanic Series (UVS) (Soberanes et al, 1984). In both districts the fissure-veins parallel the north-northwest trending regional anticlinal axis.

Mining and Production

Minera Tecpan S.A de C.V. has employed an open-cut method of exploitation at the Sulema vein. This company has been producing high silica precious-metal ore from the Sulema vein since 1985, having moved their milling operation from the Témoris mining district. Current production from this operation is averaging 1900 mt per month. Mr. Jim Patterson has organized the operation where facilities include private lodgings for some of the mine employees, an assay laboratory, machine shop, general offices, a 63 mtpd crushing and milling operation and a small air strip.

At the Guerra al Tirano vein a privately owned operation is producing small quantities of high-grade ore using underground tunneling and excavation. Due to the lack of sufficient water in the immediate area a mill has not been installed.

At La Verde property, La Verde Mine Joint Venture is currently in an exploration status excavating portions of the vein which outcrop. To date approximately 216 mt of high silica ore have been shipped to ASARCO in El Paso, Texas for smelting.

Objectives and Investigative Methods

Objectives

The objectives of this study are fivefold. The first is to map and describe the deposits in the study area. The second objective is to draw rough models for late-Cretaceous to mid-Tertiary tectonism for the Sierra Madre Occidental province and the associated emplacement of magma and mineralization. The third is to define any metal ratio zoning apparent on a local scale and identify areas of higher grade mineralization. The fourth is to describe and characterize these deposits with respect to the physiochemical nature of the hydrothermal fluids responsible for emplacement of ore and hydrothermal alteration. The fifth is to propose a genetic model for the vein deposits of this province.

Methods

The methods employed within the framework of this thesis include 1) field observation, specimen collection and petrographic analysis of samples collected via transmitted light microscopy, 2) mineralogical studies consisting of scanning electron microscopy and X-ray diffraction analysis of concentrates and selected high grade samples, 3) chemical studies using fire and wet-chemical assays of channel samples, 4) fluid inclusion analyses of quartz and calcite gangue.

Observations and Sample Collection

Field work was carried out between March 15, 1985 and December 1985 and on numerous excursions subsequent to that period. These observations served to characterize the surface structure and lithology on a local scale. The mode and occurrence of mineralization and textures were documented at this time. Fifty-five fluid inclusion specimens were taken from the Sulema vein and a fluid inclusion sample location map was constructed. Petrologic analysis of the wall rock and vein filling by transmitted light was undertaken in order to describe hydrothermal alteration adjacent to the Sulema vein and to identify the wall rock material in the other veins. Fourteen channel samples were taken and a channel sample location map was constructed for La Verde-Tres Carlos Dos vein.

Scanning Electron Microscopy and X-ray Diffraction Analyses

Two scanning electron microscopy analyses were done on concentrates from the Sulema property. Two selected high-grade samples from the Guadalupe-Las Animas vein and La Verde-Tres Carlos Dos vein were analyzed using X-ray difraction to help define the phases in which precious-metal mineralization was evident.

Precious-metal Assay Analysis

Nine channel samples were fire-assayed by Juan Siqueiros y Hnos., S.A. in Chihuahua City. These samples were taken from a representative cross-section of an ore shoot in the Sulema vein to define any precious-metal zoning within the vein. Channel samples were taken from La Verde vein to help define areas of higher grade concentrations of ore. Results from all channel samples taken by the author were compared with those results gathered by the Consejo de Recursos Minerales of Chihuahua for the remaining vein systems to help define any local log Ag/log Au zoning with respect to the dacite porphyry stock in the study area.

Fluid Inclusion Analysis

Eleven fluid inclusion samples were taken from the same cross-section of the Sulema vein mentioned previously to define temperature regimes associated with emplacement of ore across the ore shoot. Results from these determinations were used to help define individual zones within the Sulema vein. Samples were examined and temperatures measured using a USGS-type gas-flow heating and freezing stage.

TECTONIC SETTING

Comparison of the Upper and Lower Volcanic Series

The Sierra Madre Occidental (SMO) volcanic province is comprised of two vast and largely coextensive igneous sequences, the Upper Volcanic Series (UVS) and the Lower Volcanic Series (LVS). These sequences of rock extend from northern Mexico to the Neo-volcanic axis of southern Mexico. The province is 1200 km long by 200-300 km wide with the long axis trending southeasterly.

Lithology and Age of the LVS

The LVS reaches thicknesses of up to 1000 m and is composed of abundant batholithic as well as volcanic rocks of dominantly intermediate composition. The LVS unconformably overlies or intrudes folded Mesozoic strata or late-Paleozoic terrane. The LVS are late-Cretaceous to Eocene in age (Clark et al, 1979), the older limit being fixed by age determinations on intrusive phases that cut the surrounding andesites.

9

In the western portion of the SMO, intrusion of
batholithic bodies commenced in late-Cretaceous time and
temporally overlapped the andesitic epoch (Clark, 1976).
U-Pb and K-Ar chronology of the batholithic rocks in
southern Sinaloa documents a virtually continuous period
of magmatism from 102 to 45 Ma (Henry, 1975). Isotopic
ages of similar intrusive and related volcanic rocks
range from 75 to 52 Ma in northern Sinaloa (Salas,
1975), from 120 to 63 Ma in the Peninsular Ranges of
southern California and Baja California (Gastil et al,
1975), and from 97 to 40 Ma in central and northern
Sonora (Anderson and Silver, 1974; Salas, 1975; Gastil
and Krummenacher, 1977; Damon et al, 1983). Many of the
102 to 85 Ma intrusive rocks show evidence of
syntectonic deformation while younger plutons do not.

Henry (1975) determined that the
Cretaceous-Tertiary plutons of southern Sinaloa
generally become less mafic and younger to the east. In
the Peninsular Ranges batholith region and in northern
Sonora the isotopic ages also decrease progressively
from west to east (Anderson and Silver, 1974; Gastil et
al, 1979) but over a much wider belt than found by
Henry. This corresponds with the evidence cited by
Sillitoe (1976) concerning his study of magma

emplacement in the Andes, a typical convergent plate margin. From the evidence gathered it is reasonable to assume that the associated batholithic rocks were emplaced during late-Cretaceous to mid-Tertiary convergence of the Farallon plate with the western margin of the North American plate (Coney, 1977; Clark et al, 1982).

Magma Gap

A major unconformity, usually marked by a pronounced change in the attitude of the underlying LVS, occurs ubiquitously at the base of the UVS. Where discordance is not visible the abrupt downward increase in alteration is apt to be the most reliable indicator of the unconformity. There are two reasonable causes for a hiatus in igneous activity 1) a pause or decline in rate of plate convergence (Coney and Reynolds, 1977; Keith, 1978; Clark et al, 1979) and/or 2) the subduction of an active divergent ridge, once located northeast of the present East Pacific Rise (Atwater, 1970). Interruption in plate convergence should produce a magmatic gap of roughly the same timing and duration all along the affected margin.

Subduction of young oceanic lithosphere flanking an oceanic ridge can result in diminished magmatism (DeLong and Fox, 1977) as exemplified by the gap in magmatic activity in the Aleutian arc between 45 and 15 Ma caused by the subduction of the Kula Ridge (DeLong et al, 1978). Subduction of an obliquely oriented, segmented and offset ridge would produce a more complicated volcanic pattern than what is seen in northwestern Mexico.

Lithology and Age of the UVS

The UVS is composed of dominantly horizontally stratified rhyodacitic and rhyolitic ignimbrites accompanied by rhyolitic flows and domes with minor mafic lava flows. These interlayered lava flows and tuffaceous sediments that form the crestal plateau of the SMO are similar to rocks that blanket areas of the western United States.

At the end of the magmatic hiatus there was a great outburst of compositionally bimodal volcanic activity along the entire SMO beginning 37 to 32 Ma (Clark et al, 1979) This event was responsible for the emplacement of the UVS where thicknesses of up to 1000 m of rock are

found. Available age data indicate that much of the enormous volume of rock was emplaced in a brief span of 18 million years, between 37 and 19 Ma (Clark et al, 1979). This sequence is believed to be the result of plate convergence. The generally accepted model for the later part of the subduction regime involves foundering, back arc "spreading". After the voluminous lavas had been emplaced and the oceanic ridge had collided with the North American plate, subduction eventually ceased and separation began in the Gulf of California. Volcanism declined at about the time of reorientation of an East Pacific Rise spreading center, close to the tip of the Baja California peninsula (Chase et al, 1970), and early East Pacific Rise-trench interaction at the southwestern North American continental plate margin.

Comparison of Dominant Stress Regimes

Dreir (1984) recognized that veins in northern Mexico occur in faults produced by regional tectonism. Rehrig and Heidrick (1972) reasoned that vein/dike emplacement of Laramide age in northern Mexico was facilitated by almost pure north-south to northeast-southwest extension. They concluded from this

that the minimum principal stress during the Laramide orogeny must have been oriented approximately north-south and the maximum principal stress was confined to a vertical plane trending about east-west (Fig.2a). This conclusion substantiates the lithologic evidence supporting the origin of the LVS as due to east-west plate convergence.

The direction and magnitude of the mid-Tertiary deformation for the region is again evidenced in the type of faults produced, their strike and their relative movements. Wisser (1966) and Clark (1976) showed most of these veins trend north to north-northwest. They occur in regional normal faults, listric normal faults, tension fractures, strike-slip faults, and regional detachment faults all characteristic of an extensional tectonic regime (Dreier, 1984). Although relatively few of the epithermal vein districts discussed by Wisser have been isotopically dated, sufficient information exists to permit some generalizations about the tectonic regime existing in northwestern Mexico during the mid-Oligocene through the Miocene. The fissure-vein types, attitudes and offsets (Fig.2b) clearly indicate mid- to late-Tertiary tectonism in the region must have been dominated by roughly east-west extension. The



Figure 2.   a)   b) mid-Tertiary age:

Location and general strike of vein
deposits of a) late-Cretaceous to early-
Tertiary age: La-Lampazos, LG-La Gloria,
SA-San Antonio de la Huerta, B-Batopilas,
SG-San Jose de Gracia, To-Topia, Ch-Chaca
A-Avino, Cop-Copala, Con-Concordia,
F-Fresnillo, Z-Zimapan, Tas-Tasco.
Diagram taken from Dreir (1984).

Co-Commonwealth, S-Sombreretillo, LP-La
Prieta, A-Arizpe, LD-La Colorada,
O-Ocampo, LL-Los Llanitos, G-Guazapares,
LC-Las Coloradas, T-Guamuchil, P-Promont
R-Rosaric, CM-Cinco Minas, Pa-Pachuca.
Diagram taken from Dreir (1984).

timing of onset of this east-west extension is not known exactly. However, the great abundance of epithermal veins localized in north and north-northwest normal faults that date from 31 to 28 Ma indicates east-west extension in the SMO was well underway by the mid- to late-Oligocene.

If the SMO province was undergoing mild east-west compression through the Eocene and mild east-west extension during the mid-Oligocene, a number of questions arise as to the nature of the transition. Did the transition move as a wave through the province? When did the transition occur in a given area? Was Oligocene extension a result of epeirogenic arching as suggested by Wisser (1966), active upwelling of mantle material as proposed by Karig and Jensky (1972), transform faulting along the Pacific plate margin as proposed by Atwater (1970), back-arc spreading, or subcrustal causes of unknown origin? As only a small portion of the SMO province has been studied and as a gap of some 5 to 15 million years exists in the stratigraphic record in most localities, these questions are still unanswered.

The five major quartz fissure-veins of the Llanitos mining district occur in the upper portion of the LVS

(Pl.1). For all but one of these veins, the
Guadalupe-Las Animas vein, the previously overlying UVS
has been eroded away. No age assignments of these
structures have been determined to date. However, only
a short distance to the northeast in the Guazapares
mining district faulting of the UVS has occurred with
subsequent emplacement of precious-metal mineralization.
All known veins in both mining districts strike to the
north-northwest and dip to the northeast. Using this
evidence as a possible analogy for the Llanitos district
the author suggests faulting and mineralization in the
five quartz veins described occurred well into
mid-Tertiary time.

DESCRIPTION OF THE LLANITOS MINING DISTRICT

Location and Geologic Setting

The Llanitos mining district is located approximately 30 kilometers north-northwest of Témoris, Chihuahua, Mexico in the Barranca section (King, 1939) of the Sierra Madre Occidental. Témoris can be reached by a primitive inland road or via the Chihuahua al Pacifico railroad line from Chihuahua City (Fig.1). The district lies on the west flank of the SMO province of Wisser (1966) on the edge of a small structural depression. Approximately 60 percent of the district is covered by the LVS of Wisser (1966) and Clark et al (1979) (Pl.1). This series varies from late-Cretaceous to mid-Tertiary in age (Henry, 1975; Clark et al, 1979; Damon et al, 1983), is widespread and is represented in the area by andesitic red-bed agglomerates, lava flows, ash-flow tuffs and volcaniclastics with intercalated calcareous strata, rhyolites and lesser trachyandesites. In general, the basal portion of the series consists of very thick agglomerates whereas the upper portion is markedly more fine-grained and finely-laminated. That some deposition took place under subaqueous conditions

18

is evidenced by andesitic lava flows in the area which display pillow structures and also several volcaniclastic zones in the upper portion of the series which display finely-laminated bedding. Very large lenticular structures within these finely-laminated zones suggest the presence of subaqueous channels. The LVS in the Llanitos area dips 30° NE, strikes N 25° W and reaches thicknesses of up to 400 m (Orozco, 1973).

The LVS hosts most of the hydrothermal mineralization of the vein deposits in this area, however some mineralized fractures are found in the Upper Volcanic Series (UVS) in the Guazapares, La Mision and Témoris mining districts (Pl.1). The LVS is dominated by significant northwest regional block faults. At Estación Témoris and in the Guazapares mining district, faulting in the UVS trends north-northwest.

In the northwest portion of the district, 4 km west of the Sulema vein, is a dacite porphyry intrusive. This intrusive is seen through an erosional window in the intruded LVS (Pl.1). Cretaceous limestones outcrop to the southwest of this intrusive. These limestones strike N 28° W, dip 30 to 50° SW and vary from 30 to 60 cm to several meters in thickness (Soberanes et al, 1984).

Covering the LVS unconformably in the northeast, southeast and southwest portions of the district is the Upper Volcanic Series (UVS) (Pl.1). The UVS is Oligocene to early Miocene in age (Clark et al, 1979; Damon et al, 1983) and readily identified in the field by the steep cliffs of rhyolitic tuffs, flows and ignimbrites attaining thicknesses of up to 120 m. In the area the UVS dips 15° to the southwest and strikes N 25° W. The lateral extension of one of the veins in the Llanitos district is hidden and therefore preserved beneath this cover, however the UVS is not mineralized in the immediate area.

Description of Vein Systems

The Llanitos mining district is defined by five quartz vein deposits. These veins are: 1) the Convirginia-La Patria vein, 2) the Guadalupe-Las Animas vein, 3) the Sulema vein, 4) the Tres de Mayo-Guerra al Tirano vein, and 5) La Verde-Tres Carlos Dos vein (Pl.1). The veins are numbered according to their respective lateral distances from the intrusive in the study area, the Convirginia-La Patria vein being proximal, La Verde-Tres Carlos Dos vein being most distal. With the exception of 4, Tres de Mayo-Guerra al Tirano which lies to the southeast, these deposits are aligned from west to east (see cross-section on Plate 1.)

Convirginia-La Patria vein

Location, Description and Mineralization

The Convirginia-La Patria vein is located 1.3 km northwest of the village of Los Llanitos (Pl.1). It is located at 108° 19' longitude and 27° 19' latidude at 1350 meters above sea level (m.asl.). This vein is found in the LVS which is represented in the area by andesitic volcaniclastics and brecciated tuffs. Set in a gangue of fine-grained quartz breccia vein filling are acanthite, proustite (?), galena and pyrite with pyrolusite and hematite. The vein strikes N 25° W deflecting in the northern portion to N 45° W (Soberanes et al, 1984). The dip varies from 60 to 80° to the northeast with dip angle increasing to the north. The width of this vein is highly variable, averages 2 to 4.5 m, but widens in places up to 15 m. This vein can be traced on the surface for up to 650 m.

Mine Workings and Reserves

At the Convirginia workings (Fig.3) two shafts have
been sunk in the southwest portion of the vein, one to a
depth of 20 m connecting to two levels and the other to
10 m connecting only to the first level. Average assay
values of samples are: Au = 6.5 g/mt and Ag = 103.9
g/mt (Appendix A) for 32,700 metric tons of positive
reserves.

In La Patria mine (Fig.4) located 330 m to the
northwest of the Convirginia workings, two levels are
found, the upper at 1350 m.asl. and the lower at 1310
m.asl.   Due to the rather low assays no calculation of
reserves was done (Appendix A).

Guadalupe-Las Animas vein

Location, Description and Mineralization

The Guadalupe-Las Animas vein is located 2 km to
the northeast of Los Llanitos (Pl.1) at 108° 17′
longitude and 27° 20′ latitude. This vein is positioned
1380 m.asl. and hosted within andesitic ash-flow tuffs
and volcaniclastics of the LVS.   In the northern

portion, it is overlain by rhyolitic ignimbrites (Soberanes et al, 1984). Mineralization consists mainly of acanthite and is accompanied by pyrite, chalcopyrite, sphalerite and fine-grained galena in a gangue of fine-grained quartz. The lack of typically epithermal minerals and textures suggest a deeper origin of emplacement than the Sulema vein even though the Guadalupe-Las Animas vein is the northwest extension of the Sulema vein. Normal faulting and displacement could account for this configuration. The Guadalupe-Las Animas vein strikes N 30° W and dips 45 to 65° to the northeast. The average vein width is 1.5 m. The vein extends for approximately 1450 m.

Mine Workings

The Guadalupe mine workings are found in the northwest portion of the vein and consist of over 100 m of tunnels (Fig.5). One shaft of 60 m depth exposes the vein; persistent values of silver are found here (Cross-section A-A' of Figure 5; Appendix B).

The Las Animas mine (Fig.6) occurs on the same vein 850 m to the southeast of the Guadalupe workings. Here the vein does not outcrop as it is covered by talus. At this point the vein strikes N 45°W and dips 45°NE. The workings consist of 170 m of tunnels and one shaft to a depth of 50 m. Four exploration headings are found off this shaft, two to the northwest for distances of 30 m and 25 m and two to the southeast for 35 m and 12 m.

Reserves

An estimation of reserves for the Guadalupe mine is as follows:

Table 1. Estimate of Reserves for Guadalupe mine

Block	Vein width (m)	Reserves			Ag(g/T)
		Positive	Probable	Possible	
1	1.22	12,280			458
2	1.21		13,100		216
3	1.39		7,123		659
4	1.31			9,510	
5	1.39			5,170	
Totals		12,280	20,223	14,680	

To the northwest of these workings on the lowest level are potential reserves of 102,000 metric tons of undetermined value. Las Animas reserves consist of 21,000 metric tons of potential ore with an average assay of 0.7 g/mt Au and 161.4 g/mt Ag.

<u>Sulema vein</u>

Location, Description and Mineralization

The Sulema vein, located at 108° 18′ longitude and 27° 17′ latitude, is hosted in propylitically altered andesitic volcaniclastics of the Lower Volcanic Series. This vein strikes N 32° W and dips 55 to 60° to the northeast. Vein widths vary from 2 to 7 m. On the surface this vein can be traced for a distance of 500 m (Fig.7). The vein changes strike in the northwestern portion, most likely due to large scale inflections in the Sulema fault. It is apparent that repeated movement along this fault took place as evidenced by the cross-cutting textures present in the resilicified breccia of the vein.

Precious-metals seen in hand sample and identified by X-ray diffraction analyses and scanning electron microscopy are acanthite and native gold. Accessory minerals including barite, calcite, ilmenite and siderite occur sporadically throughout the vein. Palygorskite, "mountain leather ", a rare aluminum silicate, occurs as veinlets and disseminations in the central part of the vein. Boulder-sized breccia


SULEMA VEIN CHANNEL SAMPLE LOCATIONS
A
A'
1300m
1250
1200
Kia
SUL 1
SUL 2
SUL 3
SUL 4
SUL 5
SUL 6
SUL 7
SUL 8
SUL 10
SUL 11
SUL 12
SUL 13
SUL 14
SUL 15
SUL 16
SUL 17
SUL 18
SUL 19
SUL 20
SUL 21
SUL 22
ANDESITIC TUFFS, FLOWS and AGGLOMERATES
MINERALIZED STRUCTURE
CHANNEL SAMPLE
MINED PIT
1300 TOPOGRAPHIC LINES 10 meter interval
DRAINAGE
DIRT ROAD
LINE OF CROSS-SECTION
SCALE
0 25 50 75 100 meters

Figure 7.

Open cut and channel sample locations in zoned Sulema ore shoot. Kia refers to Lower Volcanic Series (LVS) in text. Areas of higher precious-metal concentration are outlined with heavy dashed line. Revised from Soberanes et al (1984).

fragments of recrystallized limestone found in the vein have been silicified (Fig.8). The vein has undergone oxidation as evidenced by the extensive alteration of hematite and pyrite to limonite.

A distinct zoning, perpendicular to the strike of the vein, is apparent in the cross-section of an ore shoot. This line of cross-section is shown in figures 9a, 9b and 10. Three zones described for this vein are delineated using visual appearance, mineral occurrences, fluid inclusion homogenization temperatures and assay values as parameters.

Many variations of the following cross-section are found, however these units are continuous and correlate along strike. On the western side of the vein is zone 1. This zone is the widest zone, 2.93 m, and can be subdivided into three subzones, 1a, 1b and 1c. Zone 1a (Figs.11a and 11b) is 1.46 m in width and consists of barren, hard, white, massive, fine- to medium-grained quartz vein-filling (Fig.11a). Pyrite inclusions up to one centimeter on an edge are totally altered to dark brown limonite adjacent to the footwall (Fig.11b). Closer to the center of the vein pyrite inclusions are altered to dark red hematite. Vugs and open-fractures are filled with clear medium-grained quartz prisms.



|— 1 cm —|

Figure 8.

Silica cast of recrystallized limestone boulder.
Recrystallized limestone has been cast in silica
then dissolved away. Various recrystallized
limestone boulders are found in the open-cut.
These boulders are found in the footwall and
hanging wall of the Sulema vein. This sample is
taken from the hanging wall. The boulders
range from 0.3 m to 2.5 m in diameter and were
probably emplaced during movement of the fault.



Figure 9a. View of cross-section of Sulema ore shoot
looking northwest. Man for scale.



Figure 9b. Close-up of Figure 9a showing cross-
section of zoned Sulema ore shoot.

FLUID INCLUSION and CHANNEL SAMPLE LOCATIONS
IN ZONED SULEMA ORE SHOOT



Figure 10. Fluid inclusion and channel sample locations in zoned Sulema ore shoot. Ore shoot was divided on the basis of mineral occurrences, visual appearance, assay value, and temperatures of homogenization. Zone 1 was subdivided on the basis of assay values for silver and gold.



Figure 11a. Zone 1a, sample #72, thick section of massive low grade quartz.


1cm

Figure 11b. Zone 1a, sample #72, pyrite cubes (1-2 cm on an edge) altered to limonite.

Wall rock lithic fragments of andesitic volcaniclastic breccia are altered to dark red hematite and are silica infilled. Zone 1b is 0.76 m wide. This zone consists mainly of creamy white, vuggy, fine-grained quartz breccia encased in clear, fine-grained quartz vein-filling (Fig.12a). Wallrock lithic fragments are altered to bright yellow limonite and red hematite (Fig.12b). Banding (Fig.13a) is evident on either side of open fractures alternating from dark grey, mineralized, microcrystaline quartz to creamy yellow, barren, fine-grained quartz. Coarse-grained, clear quartz crystals growing from opposite sides of the fracture wall interlock in the last stage of banding to fill the open fracture. This sample is evidence of at least three separate stages of sulfide mineralization. Clear, coarse-grained, quartz comb structures are found in open fractures (Fig.13b). Zone 1c is 0.71 m wide, and contains massive, fine- to medium-grained, light grey quartz breccia. Dark yellow limonite is found in vugs. The vugs were formed by dissolution of wallrock lithic fragments (Fig.14a). Vein-filling consists of fine- to medium-grained, light grey, drusy quartz. This low grade quartz vein-filling shows several stages of brecciation (Fig.14b).



Figure 12a. Zone 1b, sample #62, thick section of vuggy
quartz breccia in clear quartz vein-filling.



Figure 12b. Zone 1b, sample #62, wallrock lithic
fragments altered to yellow limonite and
red hematite.



Figure 13a. Zone 1b, sample #63, banded quartz showing
three stages of mineralization.



Figure 13b. Zone 1b, sample #63, clear coarse-grained
quartz comb structures in fracture filling.



Figure 14a. Zone 1c, sample #75, vugs formed by
dissolution of wallrock lithic fragments.



Figure 14b. Zone 1c, sample #75, thick section shows
several stages of brecciation.

Zone 2 is 1.77 m across. Dark brown, limonitic fault gouge and dark grey, vuggy, high grade, fine- to coarse-grained quartz breccia and vein-filling are characteristic of this portion of the vein (Fig.15a). Some massive, fine-grained, white quartz banding is evident on the rims of the breccia fragments. Vuggy textures are produced by later partial dissolution of quartz breccia fragments (Fig.15b). Wallrock lithic fragments are totally altered to a dark brown and yellow limonite and are not silica infilled. Quartz-adularia alteration assemblages are apparent. Also occurring in this zone is a dark grey, coarse-grained, recrystallized calcite boulder (Figs.16a and 16b). The calcite is recrystallized limestone that was incorporated in the central part of the Sulema vein.

Zone 3 is 1.16 m in width. In this portion of the vein there is light grey, fine-grained, massive quartz breccia surrounded by medium to dark grey, low grade, very hard, fine- to medium-grained drusy quartz vein filling with red to brown-red hematite stains (Fig.17a). At least two stages of brecciation and open fracture filling are evident in this zone (Fig.17b).



Figure 15a. Zone 2, sample #60, dark grey, very vuggy
high grade quartz breccia.



Figure 15b. Zone 2, sample #60, vuggy texture produced
by partial dissolution of quartz breccia.



Figure 16a. Zone 2, sample #58, recrystallized limestone.



Figure 16b. Zone 2, sample #58, thick section showing
stages of recrystallization.



Figure 17a. Zone 3, sample #73, drusy quartz vein filling with reddish brown hematite stain.



Figure 17b. Zone 3, sample #73, cross cutting quartz fracture filling shows two stages of brecciation.

Mine and Mill Production

The Sulema vein is being mined as an open-cut (Fig.18). Excavations have been underway since 1985. Ore is currently being milled at an average rate of 1900 mt per month at the 63 mtpd ball mill (Fig.19). Since production from the mine is greater than what can be accepted at the mill some of the ore is being shipped directly to ASARCO in El Paso for smelting. Currently plans are underway to install another mill to augment production.

Reserves

Positive reserves for one portion of the Sulema vein have been estimated using information provided by Soberanes et al in their 1984 study of Los Llanitos mining district as follows:

Table 2. Estimate of Reserves for the Sulema open-cut

Block 1 = 175,300 mt of ore with an average assay
          of 4.78 g/mt Au and 326 g/mt Ag

Block 2 = 79,200 mt of ore with an average assay
          of 0.73 g/mt Au and 68.2 g/mt Ag

Block 3 = 46,800 mt of ore with an average assay
          of 1.02 g/mt Au and 97.1 g/mt Ag



Figure 18. View of open-cut on the Sulema vein. Photo is
         taken looking northwest along strike of the
         vein. Truck is shown in lower left corner for
         scale.



Figure 19. View of 63 mtpd mill at the Sulema property.
Primary and secondary crushers are on the
left; ball mill and flotation cells are on
the right. Sulema vein outcrops as ridge
rising from the upper left to top center.

Using these estimates there are 943.38 Kg of Au and 67,093.52 kg of Ag in this projection of positive reserves. There is considerable uncertainty involved in estimating the vertical depths to which these assay values can be applied, however 60 to 85 m is a reasonable estimation made by Soberanes et al (1984).

Recently Minera Tecpan has acquired an adjacent property to the north of the open-cut on the Sulema vein. The author has not yet done an estimation of reserves from this acquisition.

Tres de Mayo-Guerra al Tirano vein

Location, Description and Mineralization

This vein is located 3.5 km south of Los Llanitos at 1290 m.asl. (Pl.1). Its coordinates are 108°18′ longitude and 27°17′ latitude. Quartz vein mineralization is located mainly in andesite flows grading into basaltic andesite of the LVS. Acanthite, native gold, chalcopyrite, pyrite, pyrolusite, calcite, hematite and limonite are found in hand specimens from this vein. The vein strikes N 20°W, dips 65 to 80°NE and can be identified on the surface for 1400 m. Vein width varies from 0.5 to 17 m.

Mine Workings and Reserves

The Guerra al Tirano mine workings are found in the northwest portion of the vein. This block of ore can be identified longitudinally for 400 m. From assays done by the Consejo de Recursos Minerales in this portion of the mine, probable reserves are:

Table 3. Estimate of reserves for Guerra al Tirano mine

Block 1 = 20,359 mt with 2.6 g/mt Au and 250 g/mt Ag

Block 2 = 40,221 mt with 3.7 g/mt Au and 294 g/mt Ag.

The Tres de Mayo mine (Fig.20) lies to the southeast of the Guerra al Tirano mine. No reserves were calculated for this portion of the vein due to insufficient sampling.

La Verde-Tres Carlos Dos vein

Location, Description and Mineralization

La Verde vein is located 2 km west of the village of Llanos de Uruapa. This deposit is located at $108°17'$ longitude and $27°19'$ latitude (Pl.1) at 1400 m asl. The vein is set in highly altered andesitic volcaniclastics and lava flows of the LVS. Minerals found in hand specimens are acanthite, native silver, malachite, azurite, pyrolusite and hematite. The gangue consists of very fine-grained, quartz breccia vein filling and coarse-grained calcite. This vein strikes N $35°$W, dips 60 to $80°$NE, has an average vein width of 2 m, and can be recognized on the surface for up to 2 km (Soberanes et al, 1984).

Mine Workings and Reserves

La Verde mine workings consist of one shaft to a depth of 10 m and an open cut to the southeast (Fig.21). In these workings average assay values are Au = 0.03 g/mt and Ag = 325 g/mt. These values persist for 120 m longitudinally by an estimated 50 m vertically resulting in an estimate of probable reserves for this block of ore of approximately 30,000 mt. One hundred and thirty meters to the southeast of La Verde workings is the Tres Carlos Dos mine. No estimate of reserves was done for this portion of the vein due to insufficient sampling.

Metallurgical Analyses

Cyanide leaching and flotation tests were done by Hazen Research, Inc. in Golden, Colorado on ore samples from the shaft of the La Verde mine workings. The ore assayed 613 g Ag/mt and 1.0 g Au/mt. One cyanide leach test was done by wet grinding the ore to 84% passing -200 mesh and leaching for 24 hours with an initial addition of 10 pounds of NaCN per short ton of ore feed. At the end of 24 hours the leach slurry was filtered and the liquor was assayed for silver. The solids were dried, prepared and fire assayed for silver. Results show a silver dissolution of 80.3% and a cyanide consumption of 3.52 lb NaCN per short ton of ore. The residual cyanide after 24 hours was 1.43 g NaCN per liter liquor.

Two float tests were done by wet grinding the ore to either 58 or 84% passing -200 mesh and producing a rougher flotation concentrate using reagents that are standard for sulfide and precious-metals flotation. The flotation data show silver recoveries of 85.1 or 90.0% depending on the grind size. The fine grind produced the highest recovery.

PRECIOUS-METAL ZONING

Regional Zoning

Information gathered from 137 assays shows metal zoning with respect to the intrusive in the study area is apparent. Assay data have been plotted on a log Ag versus log Au diagram (Fig. 22a). With but a few exceptions the assay values from each vein system plot in individual groups. Contours separate the groups. Absolute assay values for the individual veins lie upon rough linear trends (Miller and Goodell, 1988). When the average log Ag/ log Au ratio is plotted with respect to distance from the intrusive (Fig.22b) it can be seen that those veins closer to the intrusive have a much lower log Ag/log Au than those further away. Generally the log Ag/log Au average of these veins increases exponentially through three orders of magnitude from the Convirginia-La Patria vein (proximal) to La Verde-Tres Carlos Dos vein (distal). This evidence suggests a close relationship between the emplacement of the dacite porphyry found in the study area and the emplacement of precious-metal mineralization. The Guadalupe-Las Animas vein does not fit this general model.

54


3
2
1
log Ag
-1
0
1
log Au
▲-Convirginia-La Patria
○-Guadalupe-Las Animas
●-Sulema
★-Tres de Mayo-Guerra al Tirano
□-La-Verde-Tres Carlos Dos

Figure 22a.

Plot of log Ag versus log Au for the five fissure-veins of the Llanitos mining district. Contours separate veins proximal to the intrusive from veins distal to the intrusive.



5-La Verde-Tres Carlos Dos
2-Guadalupe-Las Animas
4-Tres de Mayo-Guerra al Tirano
3-Sulema
1-Convirginia-La Patria
4
3
log Ag
------
log Au
2
1
0
1
2
3
4
distance from dacite porphyry intrusive (km)

Figure 22b.

Plot of log Ag/log Au versus distance from the dacite porphyry intrusive found in the study area. The log Ag/log Au ratio changes through three orders of magnitude from the Convirginia-La Patria vein (proximal) to La Verde-Tres Carlos Dos vein (distal). Bars indicate maximum and minimum values in each population. Closed dot indicates average log Ag/log Au ratio.

When these five veins are plotted using Au/Ag versus height above basement as parameters, as in Wisser (1966) (not shown), the vertical ranges of ore are coincident with those of mines at Palmarejo, Ocampo and Guadalupe de los Reyes. All these mines are located in roughly the same general area of the SMO as the five veins considered in this study.

Areas of Higher Precious-metal Values

At the Convirginia, Las Animas, Sulema and La Verde veins absolute assay values define areas of higher grade ore (Appendices A,B,C and D). Areas of higher grade precious-metal concentrations have been outlined for these mine workings. For the Convirginia (Fig.3), channel samples numbered VIR 7, 8, 13, 16 and 19 occur on the same vein but on two different levels and outline a possible ore shoot approximately 12 m in diameter. At Las Animas (Fig.6), samples numbered ANI 8, 10, 15, 16, 22 and 23 occur on the same vein and the same level and define an area of higher metal concentration. From the Sulema open-cut samples numbered SUL 5, 8, 9 and G 4 and 7 indicate an area of higher concentration as do SUL 4 and G 12. For La Verde mine workings (Fig.21) channel samples numbered LV 1, 3, and 4 outline a possible ore shoot. Channel samples number LV 10 and 14 (Appendix D) are samples taken from the southeast portion of the vein and are not shown in Figure 21.

Although these determinations are preliminary, these results have narrowed down possible targets. It is recommended that exploratory drilling or direct development be conducted in these areas to further prove estimates of reserves. Further sampling should help define other areas of high grade ore.

FLUID INCLUSION DETERMINATIONS

Temperatures of Homogenization and Salinities

The character of fluids responsible for emplacement of ore was studied by examining fluid inclusions from the Sulema vein. Fluid inclusion samples were taken from a cross-section of an ore shoot (Figs.23 and 24). A search for viable primary inclusions was done on 30 samples, primary two-phase inclusions were found in 6 samples, and a total of 21 heating temperature determinations and 5 freezing temperature determinations were made. One-phase liquid inclusions were abundant but very small. Primary two-phase inclusions were very rare. From heating temperature determinations done on various primary inclusions, temperatures of 128-243°C were found. Generally the temperatures grouped between 170-180° C, 200-210° C and 240-244°C (Fig. 25). These grouping could be real or simply a result of the lack of two-phase inclusions found. Some vapor-rich inclusions were found in the high grade ore zone, zone 2, of the Sulema vein. Temperatures of homogenization for this high grade zone ranged from 205 to 207°C. Zone 3 had generally higher temperatures of homogenization than

59



LOCATION MAP FOR FLUID INCLUSION SAMPLES

LEGEND

ℰ MINED PIT

DIRT ROAD

FLUID INCLUSION SAMPLE

DRAINAGE

ZONE BOUNDARY

SCALE

0   3   8   9

meters

Figure 23. Sulema vein open-cut showing fluid inclusion sample locations and line of cross-section of Figure 24.



Figure 24. Fluid inclusion temperatures of homogenization in zoned Sulema ore shoot. Temperatures generally increase from footwall to hanging wall.



Figure 25. Histogram for fluid inclusion temperatures of homogenization.

zone 1 or 2 (Appendix E). Two-phase inclusions appropriate for determining salinities were very rare. Determination for salinity for the Sulema vein was equal to or less than 5 weight percent NaCl equivalent.

GENETIC MODEL FOR EMPLACEMENT OF ORE

It is generally agreed that the major fraction of epithermal vein systems in the SMO province were deposited by hydrothermal systems at shallow depths. Rising magma emplaced by the subduction of the Farallon plate heated the adjacent country rock possibly setting up convection cells in the meteoric water. The heated water circulated deeply into the volcanic pile and dissolved metals, alkalies, chlorides, and sulphur species. Eventually, the heated, low saline solutions rose through fracture systems and deposited ore and gangue minerals as vein fillings.

Most base metals precipitate below the boiling level, whereas precious-metals precipitate largely at and above that level (Fig.26). Obviously, the level of boiling cannot remain constant in space and time. Local irregularities in the paleotopography lead to local elevation differences and therefore local pressure and temperature differences of the boiling fluids. Most importantly, deep self-sealing of the fracture system and its later refracturing can allow boiling at depths much greater than allowed under hydrostatic conditions (Buchanan, 1981). Less commonly, episodic fluctuations

64


GENERAL WATER TABLE
VEIN
VEIN
NOTE: HANGING WALL STRUCTURES COMPLICATE ALTERATION PATTERNS
NOTE: ALTERATION WIDTHS NORMALLY GREATER IN HANGING WALL THAN IN FOOTWALL
BOILING LEVEL
PRECIOUS METAL HORIZON
BASE METAL HORIZON
DEPTH (M.) BELOW SPRING ORIFICE
0
50
100
150
200
250
300
350
400
450
500
550
LEVEL OF BOILING OF 2.84 WT. % NaCl SOLUTION AT TEMPERATURE INDICATED
100°
150°
200°
250°
GANGUE MINERALOGY
EMPTY (CLAYS)
ZEOLITES, CALCITE, CLAYS, (AGATE)
CALCITE, ZEOLITES, AGATE, (STIBNITE, REALGAR)
QUARTZ, CALCITE, PYRITE, (BARITE, FLUORITE)
QUARTZ, ADULARIA, SERICITE, PYRITE, (CALCITE, CHLORITE, FLUORITE)
QUARTZ, FLUORITE, PYRITE, (CHLORITE)
PYRRHOTITE, PYRITE, ARSENOPYRITE
ORE MINERALOGY
RARE GOLD, USUALLY IN PYRITE
(GOLD IN PYRITE, Ag-SULFOSALTS)
PYRARGYRITE, PROUSTITE, ARGENTITE, ELECTRUM
ARGENTITE, ELECTRUM
GALENA, SPHALERITE, CHALCOPYRITE, (ARGENTITE)
UNDER HYDROSTATIC CONDITIONS, BOILING LEVEL SHOWN IS FOR TEMP. = 240°, NaCl = 2.84 WEIGHT %. FOR COOLER SYSTEMS, BOILING LEVEL IS HIGHER AND DIAGRAM IS CONDENSED. FOR EXAMPLE, AT 175° Au+Ag MAY DEPOSIT WITHIN THE ALUNITE ZONE. TO CALCULATE APPROX. DEPTH AT ANY GIVEN TEMP SALINITY, USE:
DEPTH (m.) = B / d (1.013)(3.28)(0.0295)
WHERE B = PRESS. (BARS) TO PREVENT BOILING
d = DENSITY OF SOLUTION (g/cc)
BOTH B & d ARE FOUND IN HAAS (1976)
DEPTH ASSUMES 100% HYDROSTATIC CONDITIONS
SILICEOUS RESIDUE: OPAL, CRISTOBALITE, ANATASE, HgS, RARE PYRITE
ALUNITE, KAOLIN, PYRITE; OFTEN EXTENDS DOWNWARD ALONG VEIN AS KAOLIN HALO AROUND & ABOVE ORE
PROPYLITIZATION: CHLORITE, ILLITE, CARBONATE, PYRITE, MONTMORILLONITE; EPIDOTE INCREASES WITH DEPTH
ILLITE, CELADONITE IN HIGHER LEVELS, MAY PASS WITH DEPTH TO SERICITE, ADULARIA
SILICIFICATION USUALLY WITH ADULARIA AND/OR MINOR ALBITE
ADULARIZATION, WITH NO TO MINOR ALBITE ABOVE BOILING LEVEL, MINOR TO MAJOR ALBITE BELOW
NOTE: ALTERATION BOUNDARIES MORE DIFFUSE THAN SHOWN
DIAGRAM DOES NOT APPLY TO TELESCOPED DEPOSITS OR TO THOSE WITH MULTIPLE ORE STAGES

Figure 26. Buchanan's (1981) epithermal fissure-vein model.

in temperature and/or volatile content of the solutions can cause fluctuations in the boiling level.

Boiling affects profound changes in the physical and chemical state of the fluids: 1) CO_2 and H_2S are partitioned into the vapor phase resulting in a pH increase in the remaining solutions, 2) salinity of the remaining solutions will rise, as a result of loss of water vapor, 3) oxygen fugacity in the remaining liquid increases, 4) major loss of CO_2 and lesser loss of H_2S results in a rise in the activity of $S^=$ and HS^-, leading to formation of strong thio complexes with Au, As, Sb, and Hg (Weissberg, 1969). These complexes are stable to the near paleosurface, where the higher oxygen fugacity results in precipitation of the metals.

Drummond and Ohmoto's study (1979) indicates that most base-metals in solution will precipitate after about 5% of the mass of the solution is lost to the vapor phase, but that about 20% of the solution must vaporize before the bulk of the silver will precipitate. The silver will naturally precipitate later and closer to the paleosurace as the solution is buoyed up by bubbles. Gold, carried as a thio complex, will not precipitate until nearer the paleosurface in areas of high oxygen fugacity, where the thio complex is destroyed by oxidation to sulphate.

Typical of these five vein systems is the banded fine-grained quartz associated with the major portion of the metallic mineralization (Fig.13a). Boiling explains the vertical zonation of precious-metals passing into base-metals at depth, but how can boiling explain the repetitive banding that is so common to this type deposit? Buchanan (1981) proposes the banding is produced not by a change in temperature or chemistry of the fluids but by episodic pressure changes. Epidsodic drops in the total confining pressure will allow the solutions to boil episodically. The fissure-vein system will seal itself by deposition of minerals. When sealing is complete the pressure increases, boiling at depth stops and the pH of the solution drops to normal. Tectonism producing fractures in the seal allows episodic boiling and precipitation of minerals followed by eventual sealing. This sequence of events is thought to produce the banded appearance that is so typical in these deposits.

From inspection of Buchanan's model (Fig.26) many similarities for the fissure-veins of the Llanitos mining district are noted. Holding the indicated parameters constant (e.g., temperature and wt.% NaCl

68

equivalence) very general analogies may be drawn. For
the Convirginia-La Patria vein the absence of base metal
sulfides and the presence of proustite, acanthite and
gold suggest that this vein might have been mineralized
above the boiling level. In contrast, the Guadalupe-Las
Animas vein mineralization is dominated by base metal
sulfides suggesting mineralization took place below the
boiling level. For the Sulema vein the presence of
barite and adularia and absence of base metal sulfides
indicates these minerals precipitated at the top of the
precious-metal horizon. This deposit has not been
eroded down below its economically valuable resources.
In the Guerra al Tirano mine chalcopyrite, pyrite as
well as acanthite and native gold can be found.
Precipitation possibly occurred at the boiling level.
La Verde mineralization consists of copper oxides,
acanthite and native silver indicating precipitation at
the boiling level with subsequent supergene enrichment.

CONCLUSIONS

All five epithermal precious-metal fissure-veins of the Llanitos mining district are located in fractures in the andesitic volcaniclastics of the upper LVS but to the east, in the Guazapares mining district, mineralized fissure-veins extends upward into the structurally higher UVS. All five veins strike north-northwest and dip to the northeast as do the veins of the entire region. These fractures were formed due to tectonic forces exerted from late-Cretaceous to mid-Tertiary time during convergence of the Farallon plate with the North American plate. Mineralization occurred well into mid-Tertiary time in this area.

Metal zoning with respect to the dacite porphyry intrusive is apparent: log Ag/log Au ratios increase through three orders of magnitude from the Convirginia-La Patria vein, proximal to the intrusive, to La Verde vein, distal to the intrusive. This finding should prove very helpful in further reconnaissance studies of fissure-veins on the west side of the intrusive. Veins closer to the intrusive have higher gold values.

Absolute assay values have defined areas of higher precious-metal concentration in the Convirginia, Las Animas, Sulema and La.Verde mine workings. Much more sampling and assay work should be done to better define these projected estimates of reserves.

Fluid inclusions determinations define three groups for the Sulema ore shoot, 170-180°C and 200-210°C and 240-245°C. Salinities are equal to or less than 5 wt % NaCl equivalent. Some vapor-rich inclusions were found associated with the high grade ore zone, zone 2, of the Sulema ore shoot. Temperatures of homogenization for this high grade zone are 205 to 207° C. No consistent longitudinal temperature variations were found to be associated with this ore shoot, however perpendicular to the ore shoot temperatures of homogenization tend to increase toward the hanging wall (Fig.24).

A genetic model for the emplacement of vein material is proposed. Heat from magma generation associated with subduction possibly set up convection cells of meteoric water. These heated fluids dissolved metals, alkalies, chlorides and sulphur species from the surrounding volcanic pile. Mineralized fluids migrated through fractures toward the surface precipitating precious-metals as physiochemical conditions changed.

This migration and fracturing continued into late-Oligocene time overlapping with initial UVS emplacement. Spatial and temporal coincidence of fissure-vein assemblages with volcanic suites along a convergent plate margin suggests a very close relationship between metal deposition and magma generation.

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Sillitoe, R.H. 1976, Andean mineralization: A model for the metallogeny of convergent plate margins: Geol. Assoc. Can., Special Paper no. 14, p. 59-100.

Soberanes, B.A.; Aparicio, E.; Esquivel, D.; Segura, R.; Hernanadez, M. and Forias, H. 1984, Estudio geologico-minero en el area de Témoris, municipio de Guazapares-Chinipas, Estado de Chihuahua: Inf. no. publ., Con. Rec. Min., 647 p.

Weissberg, B.G. 1969, Gold-silver ore-grade precipitates from New Zealand thermal waters: Econ. Geol., v. 64. p. 95-108.

Wisser, E.H. 1966, Epithermal precious-metal province of northwest Mexico: Nev. Bur. Mines. Rept. 13, pt. C., p. 63-92.

VITA

Rebecca Anne Miller was born in El Paso, Texas, on February 1, 1956, the daughter of Anne Marie Miller and John Bridges Miller, M.D. After graduating from Irvin High School in 1973, she moved to Colorado to establish residency. In January of 1980 she entered Western State College of Colorado in Gunnison and received her Bachelor of Art degree in May of 1983. In August, 1984, she entered the University of Texas at El Paso in pursuit of a Master of Science degree in geology.

Permanent address: 4911 Vista Grande
                     El Paso, Texas 79922

This thesis was typed by Rebecca A. Miller.

Appendix D

Description of the Geology of the Llanitos Mining District

(excerpt in Spanish from Soberanes et al, 1984)

CONSEJO DE RECURSOS MINERALES


108.75, 27.75
108.5, 27.75
108.25, 27.75
108.25, 27.5
108.75, 27.25
108.5, 27.25
108.25, 27.25
108, 27.25
108.75, 27
108.5, 27
108.25, 27
25 km

Informacion Geográfica Propiedad del Consejo de Recursos Minerales. -Copyrigh

Clasificacion

- ARCHIVO TECNICO
- COORDENADAS (Longitud,Latitud)

ESTRUCTURAS GEOLOGICAS

Falla Normal
Falla Inversa
Falla Lateral
Cabalgamiento
Fracturas
Anticlinal
Sinclinal
Other

MINA

Sin Datos
Manifestacion Pequeña
Mina en Produccion
Mina Abandonada
Prospecto
Prospecto de Banco de Roca
Banco en Explotacion
Banco de Material
Banco Abandonado
Planta de Beneficio
Banco en Explotacion
Mina en Reactivacion
Prospecto de Banco de Material
Fundicion
Planta Geotermica
Procesadora no Metalicos
Banco Inactivo
Salina
Other

GEOQUIMICA ppm

GEOLOGIA

GRANODIORITA
ESQUISTO-GNEIS
GRANITO-GRANODIORITA
GRANITO
GRANITO
GRANITO-GNEIS
GNEIS
ESQUISTO-GNEIS
ESQUISTO
DOLOMIAS-CUARCITA
DOLOMIAS-CUARCITA
CALIZA-ARENISCA
CALIZA
GRANITOIDES ESPERANZA
GRANITO
CUARCITA

CALIZA-LUTITA. FM. TARAISES
ARENISCA-CALIZA
LIMOLITA-TOBA ANDESITICA
CALIZA
ARENISCA
LUTITA-ARENISCA
CALIZA
ARENISCA-LUTITA
Arenisca-Lutita
CONGLOMERADO GUANACEVI
MARGA-LUTITA
CONGLOMERADO POLIMICTICO-ARENISCA
ANDESITA-ARENISCA
ARENISCA
ARENISCA-LUTITA
ARENISCA-LUTITA
CALIZA-LUTITA
ARENISCA-LIMOLITA
CALIZA
LUTITA-CALIZA
META ANDESITA- META ARENISCA
ANDESITA
BASALTO-ANDESITA
BASALTO-ARENISCA
CALIZA. FM. CUPIDO
CALIZA
ARENISCA-LUTITA
ARENISCA-CALIZA
CONGLOMERADO POLIMICTICO-CALIZA
CALIZA
CONGLOMERADO OLIGOMICTICO-ARENISCA
CALIZA-LUTITA
TOBA ANDESITICA-TOBA RIOLITICA
ANHIDRITA-YESO. FM. GUAXCAMA
CALIZA-LUTITA. FM. LA PEOA
CALIZA
CALIZA-LUTITA
ARENISCA-LUTITA
CALIZA
CALIZA-LUTITA
LUTITA-CALIZA
CONGLOMERADO POLIGOMMCTICO-ANDESITA
CALIZA-LUTITA
CALIZA-LUTITA
CALIZA-BRECHA CALCAREA
CALIZA-LUTITA
CALIZA
CALIZA-LUTITA
ARENISCA-LUTITA
MARGA
DIORITA
METASEDIMENTARIO

TOBA DACITICA
ANDESITA-BRECHA ANDESITICA
ANDESITA-TOBA ANDESITICA
RIOLITA-TOBA RILITICA
RIOLITA-TOBA RIOLMTICA
ARENISCA-TOBA ANDESITICA
TOBA ANDESITICA-BRECHA ANDESITICA
BRECHA ANDESITICA
BRECHA ANDESITICA
CONGLOMERADO POLIMICTICO
CONGLOMERADO POLIMICTICO
CONGLOMERADO POLIMICTICO
CONGLOMERADO OLIGOMICTICO
CONGLOMERADO OLIGOMICTICO
CONGLOMERADO POLIMICTICO
MARGA-LUTITA
ARENISCA-CONGLOMERADO POLIMICTICO
DACITA-RIOLITA
ARENISCA-CALIZA
CONGLOMERADO POLIMITICO
CONGLOMERADO OLIGOMICTICO
CONGLOMERADO POLIMICTICO
CONGLOMERADO POLIMICTICO-ARENISCA
GRANITO
MONZONITA
GRANODIORITA
GRANODIORITA-DIORITA
PORFIDO MONZONITICO
PORFIDO RIOLITICO
PORFIDO DACITICO
PORFIDO CUARZOMONZONITICO
PORFIDO DIORITICO
CUARZOMONZONITA
PORFIDO ANDESITICO
GRANITO-GRANODIORITA
ANDESITA-BRECHA ANDESITICA
DIORITA
PORFIDO QUARZOMONZONITICO-PORFIDO ANDESITO
DIORITA-CUARZODIORITA
GRANITO-GRANODIORITA
PORFIDO TRAQUITICO
MONZONITA-SIENITA
CUARZODIORITA
DIORITA-GRANODIORITA
RIOLITA-IGNIMBRITA
ANDESITA
ANDESITA
BASALTO
TOBA RIOLITICA
RIOLITA
ANDESITA
ANDESITA-BASALTO

PORFIDO ANDESITICO
BRECHA RIOLITICA
ANDESITA
BASALTO
TOBA RIOLITICA
TOBA RIOLITICA-RIOLITA
BASALTO
ANDESITA-BASALTO
RIOLITA
RIOLITA
TRAQUITA
BASALTO
ANDESITA
VOLCANOCLASTOS-YESO
DACITA
ANDESITA
BRECHA VOLCANICA ANDESITICA-TOBA DACITICA
BRECHA VOLCANICA ANDESITICA
TOBA ANDESITICA-TOBA DACITICA
CONGLOMERADO POLIMICTICO-BASALTO
CONGLOMERADO POLIMICTICO-BASALTO
BASALTO-ARENISCA
VOLCANOSEDIMENTARIAS-YESO
LAHAR
GNEIS
BRECHA BASALTICA-BRECHA ANDESITICA
BASALTO
RIODACITA
PIROCLASTICO-TOBA RIOLITICA
BRCHA ANDESITICA-TOBA RIOLITICA
BRECHA BASALTICA
IGNIMBRITA-RIOLITA
ANDESITA-BASALTO
TOBA RIOLITICA
IGNIMBRITA
ANDESITA-BASALTO
BASALTO
METASEDIMENTARIO
RIOLITA-IGNIMBRITA
DACITA
ANDESITA-TOBA ANDESITICA
RIOLITA
BASALTO
BASALTO
RIOLITA
TOBA RIOLITICA
RIOLITA-TOBA ANDESITICA
BASALTO-ANDESITA
TOBA ANDESITICA-BRECHA ANDESITICA
CALIZA-LUTITA
CONGLOMERADO OLIGOMICTICO
ARENISCA-TOBA RIOLITICA

Appendix D

Soberanes et al, 1984, Description of the Geology of the Llanitos Mining District

IV.2.- ZONA LOS LLANITOS

IV.2.A.- LOCALIZACION.- La zona de los Llanitos se encuentra localizada a 3.5 Km. en línea recta al NW de Témoris cubriendo la porción central del área estudiada (ver lámina 1 ó 2). Su
acceso en vehículo a la zona es posible por camino de brecha con
un recorrido de 22 km. hasta el rancho de los Llanitos, de ahí se
prosigue a las minas y prospectos por caminos menos transitables
en bestia o a pie.

IV.2.B.- GEOLOGIA.- En esta zona aflora en su basamento --
ampliamente la secuencia volcánica andesítica, cubriendo apróxi--
madamente un 60%; como característica muy especial se pudo ver --
como afloran algunos horizontes de calizas lenticulares estrati-
ficados dentro de esta unidad volcánica andesítica al poniente de
los Llanitos (ver lámina No. 4), con lo cual se reconfirma la su-
posición que se depositaron estos productos volcánicos en un medio marino(?). Intrusionando a esta unidad se presenta un stock
de pórfido Dacítico y aflora en forma de ventana también al NW de
los Llanitos. Por último cubriendo discordantemente estas rocas
se presentan las tobas ignimbritas y derrames riolíticos del Terciario Superior, abarcando la porción NE y SW de la zona formando
acantilados y conformando la gruesa carpeta de la Sierra Madre --
Occidental. Cabe mencionar el afloramiento en la parte central -
de la zona sobre(?) los andesitas unos cuerpos alíneados en direc
ción NW-SE y que son muy característicos por sus bufas en el rancho Guerra al Tirano y los Llanitos, a estos, varios autores los
han calificado como diques riolíticos, sin embargo se sacaron - -
muestras mandándose a petrografía (SF-30 y SF-32 ver tabla No. II
al final del texto), reportándolos como una toba riodasítica y --
una ignimbrita por lo cual estos pasarían a la unidad félsica más
jóven y cabría la posibilidad que fueran unos horizontes bascula-
dos por los movimientos tectánicos.

IV.2.C.- MINERALIZACION.- La mineralización en esta zona se encuentra representada exclusivamente por minerales Argentíferos-- y oro libre; megascópicamente se observó argentita, hematita, piro lusita y limonitas indígenas dentro de una ganga primordialmente - de cuarzo. Los minerales se alojan en estructuras tabulares con-- orientación dominante NW-SE y como se puede ver en la lámina No. 4 están emplazados exclusivamente dentro de la unidad volcánica an-- désitica considerada como el basamento de la región, así como en - el cuerpo intrusivo del pórfido Dacítico, pues en la secuencia - - volcánica ácida del Terciario Superior no se encontró evidencia -- de mineralización.

Dentro de la zona Los Llanitos destacan cuatro estructuras por su formalidad e importancia que son: Veta Sulema, Veta Tres - de Mayo-Guerra Altirano, Veta Convirginia-La Patria y Veta Guada-- lupe Animas, a continuación se desglosa cada una de estas vetas.

IV.2.C.1.- <u>VETA SULEMA</u>.- Se localiza a 2.2 Km. al Oriente de los Llanitos a una cota de 1320 m.s.n.m., geológicamente la - - unidad andesítica está representada por areniscas y tobas dispues- tas en una estratificación bién definida de rumbo S65° E con un -- echado de 15 a 30° al NE y espesores de 0.10 a 0.80 m.

Sus minerales que megascópicamente pudieron observar fue-- ron argentita, abundante hematita y pirolusita dentro de una ganga de cuarzo, en menor proporción calcita y la roca encajonante. Es- tos minerales se encuentran dentro de una veta falla de rumbo NW-- SE 32°, echado que vá de 60 a 70° al NE y su potencia es muy va- - riable, pues esta oscila de 2 hasta 7 m., superficialmente la es-- tructura se pudo reconocer en una longitud de 500 m. aflorando muy formalmente.

En esta veta se ligaron todas las obras mineras siguiendo su traza con una poligonal abierta, tomándose posteriormente como línea base para trazar una retícula ortogonal con la cual se efectuó una interpolación y trazaron sus curvas de nivel para -- exponer una idea de la topografía del terreno y que posteriormen te sirva para programar obras de exploración a niveles inferio-- res.

De obras mineras solo presenta superficialmente abundan-- tes catas, pozos y zanjas siguiendo la traza de la estructura -- (ver fotografía No. 13 al final del texto); actualmente los pe-- queños mineros estan abriendo grandes cortes en superficie pre-- sentando gran peligro para los trabajadores. Considerando solo- estas obras mineras, puede decirse que la veta Sulema se encuen- tra prácticamente virgen y con grandes perspectivas para su ex-- plotación.

Superficialmente se saco un muestreo representativo en -- todas las obras mineras, sacando un total de 22 muestras, mandán dose a analizar por oro y plata, al plasmar los resultados en el plano (ver lámina No. 11), se puede apreciar como los valores se concentran en porciones, por tal razón se dividió la veta en - - tres bloques, calculando su ley media para cada uno de estos y - tomando en cuenta el intervalo entre el muestreo.

BLOQUE No. 1 Cubre la parte más formal de la veta en su por-- ción NW, tiene una longitud de 150 m., con un ancho promedio de- 5.50 m., si le consideramos una profundidad de 85 m., y una den- sidad de 2.5 nos daría un tonelaje de:

66,000 toneladas consideradas como posibles

Con una ley media de:

Au	=	4.78	gr/Ton.
Ag	=	326.37	gr/Ton.

BLOQUE No. 2 Ocupa la porción central de la veta con una longitud de 160 m. y un ancho de 3.30m., a este se le consideró 60 m., de profundidad con una densidad de 2.5 dándonos un total de:

79,200 toneladas consideradas como posible

Con una ley media de:

Au	=	0.73	gr/Ton.
Ag	=	68.21	gr/Ton.

BLOQUE No. 3 Se encuentra en la parte SE de la veta, tiene una longitud de 90 m., y un ancho medio de 2.60, se le consideró una profundidad de 60 m. con una densidad de 2.5 y nos dá un tonelaje de:

46,800 toneladas consideradas como posibles

Con una ley media de:

Au	=	1.02	gr/Ton.
Ag	=	97.12	gr/Ton.

Las profundidades para estos bloques fueron consideradas tomando en cuenta que se proyectará meter un crucero a 50 m., del punto más bajo (arroyo), sin embargo es recomendable meterlo más abajo ya que en esta porción la pendiente topográfica se presenta muy abrupta siendo el punto ideal la cota 1200 (ver lámina No.11) donde se empieza a suavizar, con el cual se ganaría un desnivel de 100 m., y prácticamente se duplicarían los tonelajes mencionados.

IV.2.C.2.- VETA TRES DE MAYO - GUERRA AL TIRANO.- Se localiza a 3.5 Km., en línea recta al Sur de los Llanitos, cuenta con
un camino hacia el rancho de Guerra al Tirano; geológicamente la
estructura se aloja dentro de la unidad andesítica, como característica particular en la mina Tres de Mayo se presentan derrames-
andesíticos con gradaciones andesítias basálticas, en porciones -
con textura

Sus minerales de mena están constituidos por argentita y-
oro libre, en forma de accesprios calcopirita, pirita, manganeso-
y limonita en una ganga de cuarzo escencialmente, presentándose--
exporádicamente fracturas rellenas de calcita y la roca encajo- -
nante (ver fotografía No. 15 de un acercamiento en la veta Tres-
de Mayo al final del texto). Estos minerales se alojan dentro --
de la veta que corresponde a una falla la cual fué aprovechada --
para que las soluciones hidrotermales ascendieran y actualmente se-
presentan en forma de crestones, presenta un rumbo de NE SW 20° -
con echado que vá de 65 a 80° al SE y su potencia es muy variable,
pues oscila esta de 0.5 hasta 17 m., superficialmente se conoció-
400 m., en su porción SW, pero se prolonga al NW por lo menos - -
1.5 km., más, no toda presenta mineralización de mena sino que -
se concentra formando clavos.

En la mina Tres de Mayo, presenta dos cruceros denomina-
dos Tres de Mayo y San Pedro (ver figura No. 15); el Tres de Mayo-
tiene una longitud de 127 m., con una frente de 8 m., al Sur la--
veta es cortada con una potencia de 6 metros, pero solo al alto -
presenta valores atractivos en una franja que vá de 1.3 a 2 m., -
con abundantes limonitas, se sacaron dos muestras dándonos - - --

No. Muestra	Ancho m	Au gr/Ton.	Ag
M-1677	2.0	1.6	240
M-489	1.3	0.6	123

Se recomienda abrir frentes para explorar a rumbo.

El socavón San Pedro tiene un desarrollo de 88 m., a los 55 m., empezó a cortar la veta presentando una potencia de 17 m. a los 70 m., presenta dos frentes, una al NW de 60 m., con tres cruceros y alevantes que comunica a superficie; la frente SE tiene 32 m., de obra un contra pozo de 15 m.(?), dos alevantes así como dos recortes al piso de 2 m. de profundidad por 5 y 8 m.,- de largo. En esta obra aunque la estructura se presenta muy - - potente solo una franja al bajo presenta buenos valores estando-representada por los labrados al cielo con una longitud de solo-30 m., formando un pequeño clavo, este se pudo detectar con dos-muestras sacadas en dos pilares dándonos:

No. Muestra	Ancho m	Au gr/Ton.	Ag
M-502	1.10	0.7	280
M-490	0.60	0.8	194

La explotación al cielo de esta obra es completa, solo queda se-guir al piso; por consiguiente de cada metro que persistan estas condiciones y considerando sus 30 m., de longitud por un ancho - medio de 0.85 m.; una densidad de 2.5 se tendrán 63.75 tonela- - das con ley media de:

$$Au \quad = \quad 0.73 \text{ gr/Ton.}$$

$$Ag \quad = \quad 249 \text{ gr/Ton.}$$

Al NW de la veta se encuentra las obras de Guerra al Tirano; en estas no se realizaron estudios ya que existe uno efectuado en abril de 1980 por el Ing. Carlos Jurado Acuña abarcando otro clavo.

En esta porción se encuentran denunciados varios fundos entre ellos:

NOMBRE DEL FUNDO	EXPEDIENTE O TITULO	
1.- Guerra al Tirano	R.F.-	17283
2.- La Prieta	TITULO	161728
3.- Sta. Gertrudis	EXPEDIENTE	2602
4.- Sta. Cruz	EXPEDIENTE	2260
5.- Los Tres Carlos	EXPEDIENTE	2567
6.- El Limón	EXPEDIENTE	2578
7.- El Naranjo	EXPEDIENTE	2579

De todos estos fundos según el Ing. Carlos Jurado el de mayor importancia es Guerra al Tirano, contando con las obras siguientes; un tiro inclinado sobre veta (inaccesible) de 152.4 m., un tiro inclinado fuera de veta de 30 m., 3 niveles con 6 frentes y cruceros de 417 m., pozos y contrapozos 64 m., en total 663.4 m., de obras; y concluye cubicando en el interior de la mina.

20,359 toneladas con carácter de probables con ley media de:

$$Au = 2.6 \quad gr/ton.$$
$$Ag = 250 \quad gr/ton.$$

Así como en el patio se cuenta con un total en terreros de:

40,221 toneladas con leyes de:

$$Au \qquad = \qquad 3.7 \quad gr./ton.$$
$$Ag \qquad = \qquad 294 \quad gr./ton.$$

Según datos históricos (Ebbut F. y Horcasitas A.S.), una Compañía Inglesa dió el tiro principal, explotando un clavo con 31 m., de longitud, considerando extraídas 120,000 toneladas.

IV.2.C.3.- VETA CONVIRGINIA-LA PATRIA.- Se localiza a - 1.3 km. en línea recta al poniente de los Llanitos estando a -- una cota de 1360 m.s.n.m. Su acceso es posible en vehículo - - hasta las minas por caminos en buenas condiciones.

La veta se encuentra enclavada en la unidad andesítica - representada por tobas brechadas y areniscas, megescópicamente- se pudo observar argentita, proustita(?), galena y pirita; como accesorios se presenta hematita y pirolusita dentro de una ganga de cuarzo y la roca de caja. La veta donde se alojan estos- minerales corresponde a una falla con rumbo de N 25° W, deflex-ionando en su porción norte a un N 45° W, con un echado que vá- de 45 a 80° al NE y una potencia en general de 2 a 4.5 m., pero llega a ensanchar hasta 15 metros.

MINA CONVIRGINIA.- Esta ocupa la porción SE de la veta, de obra minera presenta dos tiros sobre la veta, uno de 20 m.,- comunicando a dos niveles separados solo 10 m., y el otro - - tiro de 10 m., comunicando también al primer nivel, (ver lámina No. 16), en superficie tiene tres tajos, con los cuales se pudo reconocer en una longitud de 120 m.

En el primer nivel se sacaron 11 muestras, 5 más en el -

segundo y 5 en superficie, con los resultados de este muestreo se efectuó un cálculo de ley media dándonos:

Oro	=	5.6 gr/ton.
Plata	=	100.2 gr/ton.

Tomando en cuenta los 120 m., reconocidos, el ancho promedio del muestreo 1.5 m., dándole una densidad de 2.5 y considerando que profundisen estructura y valores como mínimo 50 m., se tendrá un -- tonelaje de:

22,500 toneladas con carácter de posibles.

De acuerdo a las observaciones descritas, es conveniente - - proseguir el tiro principal para ganar como mínimo un desnivel de - 50 m., y abrir frentes en ambos sentidos.

MINA LA PATRIA.- Se localiza a 330 m., al NW de las últi-- mas evidencias conocidas en Convirginia; al NW donde presenta la -- deflexión, superficialmente se estrangula volviendo a formalizar en la mina La Prieta, tiene dos niveles, el superior estando en la - - cota 1350 m.s.n.m., cuenta con 120 m., de obra sobre la veta tres-- pozos que comunican al nivel inferior, dos contrapozos que comunican a superficie, alevantes o rebajes al cielo y pequeños subniveles;- en el nivel inferior 40 m., abajo tiene un desarrollo de 400 m., -- con abundantes alevantes y pozos (ver figura No. 17-b).

En esta mina la veta se presenta muy potente, sin embargo la mineralización económica se encuentra en franjas tanto a el - - -

alto como a el bajo, se sacó un muestreo representativo en los dos niveles dándonos los siguientes resultados:

No. Muestra	Ancho m	Au	Ag gr/Ton
PAT - 1 y 2	3.10	0.1	12.3
PAT - 3	1.70	0.5	15.3
PAT - 4	2.00	1.2	50.4
PAT - 7	2.70	0.4	13.8
PAT - 8	1.30	0.2	57.0
PAT - 9	1.40	2.7	13.8
PAT - 10y 11	4.60	6.75	133.00
PAT - 12	1.80	1.80	68.80

Como se puede observar, los valores se presentan muy bajos en general, sin embargo la mina la están trabajando, bus-- cando las franjas o bolsas con valores económicos como las - - muestras 10 y 11; y este mineral es beneficiado en la planta - de 50 toneladas instalada en los Llanitos.

IV.2.C.4.- <u>VETA GUADALUPE- ANIMAS</u>.- De esta veta exis- te un estudio más detallado efectuado por el Ing. Manuel Oroz- co Sánchez en el año de 1973 dependiente de esta misma insti-- tución entonces llamada Consejo de Recursos Naturales no Reno- vables; y fué requerido por la Compañía Minas Quintera, S.A.,- con la finalidad de evaluar y determinar la potencialidad del- yacimiento.

Se encuentra localizada a 2 Km., al NE - N de los - --

Llanitos sobre el camino que se dirige a Témoris, estando a -- 1290 m.s.n.m., Geológicamente la mina se encuentra dentro de -- tobas y areníscas andesíticas estando cubiertas por tobas y derrames riolíticos, así como ignimbritas del Terciario Superior-formando grandes acantilados. Su mineralización de mena está - constituida por Argentita y Oro libre, haciéndose acompañar en-forma de accesorios por pirita, calcopirita, blenda y galena de grano fino; la estructura donde se alojan estos minerales corresponde a una veta falla, presenta un rumbo de NW-SE 20 a 30° - -- con echado de 45 a 65° al NE y una potencia promedio de 1.50 m., superficialmente esta veta es reconocida en una longitud de 1450 m., aunque no aflora en toda esta distancia.

Mina Guadalupe.- Se localiza en la parte NW de la veta - y se conoce en un rango de 600 m., su obra minera principal - -- consiste de un tiro de 60 m., inaccesible con un nivel a esa -- profundidad; solo se tuvo acceso en superficie a una frente de - 80 m., en la cual se sacó un muestreo representativo así como en unos rebajes superficiales (ver figura No. 19), se puede obser-- var como son persistentes los valores de plata.

En seguida enlistamos los resultados a que llegó el Ing.- Orozco en la cubicación de reservas con sus respectivas leyes:

BLOQUE	Ancho m	R E S E R V A S POSITIVAS	PROBABLES	POSIBLES	Ag gr/Ton.
I	1.22	12,280.825			458
II	1.21		13,100.00		216
III	1.39		7,123.75		659
IV	1.31			9,510.60	
V	1.39			5,170.80	
TOTALES		12,280.825	20,223.75	14,681.40	
Terrero		30,000.00			384

Así mismo calcularon reservas denominadas geológicas potenciales al NW de estas obras, tomando en cuenta afloramientos de la veta longitudinalmente, el nivel de las obras más profundas y un ancho promedio de 1.0 metro; con estos factores y suponiendo uniforme la veta se obtuvieron dos bloques de reservas potenciales.

BLOQUE	1	=	34,000 Toneladas
BLOQUE	2	=	68,000 Toneladas
	TOTAL		102.300 Toneladas

De las cuales se puede esperar que un 50 % contengan mineral económicamente explotable.

Como se puede ver esta mina presenta grandes posibilidades.

Mina Las Animas.- Se encuentra sobre la misma veta localizada a 850 m., al SE, de las obras descritas en este intervalo no aflora la veta debido a que se encuentra cubierta por material de pie de monte; en el prospecto aflora la veta una longitud de 170 m., con un rumbo de N 45° W, echado de 45° al NE y una potencia de 1.5 m., las obras mineras consisten de un tiro con sección de 10 x 13 m., a rumbo de echado con 50 m., de profundidad y su fondo aterrado, dos frentes de exploración al NW de 30 y 25 m., así como dos al SE de 35 y 12 m., (ver figura No. 19); superficialmente presenta varios tajos y catas.

En el tiro y sus frentes se sacó un muestreo representativo, pudiéndose observar con las muestras (8-10-15-16-22 y 23, que solo sobre el tiro presenta valores con lo cual al

Prospecto se le dan pocas posibilidades.

Como podemos observar la poción NW de esta veta sobre la mina Guadalupe es la que presenta mayores posibilidades.

IV.2.C.5.- PROSPECTOS VISITADOS.- Además de las tres -- estructuras más importantes de esta zona ya descritas, se visitaron algunos prospectos los cuales describimos brevemente enseguida:

IV.2.C.5.a.- Prospecto Ampliación Tres Carlos Dos.- Se localiza a 2 km., al poniente del rancho Llanos de Uruapa por - el camino que se dirige a los Llanitos; se encuentra dentro de la unidad andesítica constituida por areniscas y grawacas, pudiéndose observar algunas intercalaciones de derrames andesíticos, su mineralización está representada por argentita y oro -- libre, pudiéndose observar en forma de accesorios galena, hematita y limonita indígena en una ganga de cuarzo, estos minerales se alojan en una veta falla de rumbo N 45° W, echado de 65° al NE y un espesor promedio de 1.50 m.

De obras mineras presenta un tajo de 12 m., dos frentes a diferentes niveles de 10 y 25 m., así como un tiro de 15 m.,- en estas obras se sacó un muestreo representativo dándonos solo indicios (ver figura 17-b), excepto la ATC2-5 que nos dá - - 217 gr/ton., de plata por tal motivo es conveniente proseguir - explorando esta frente.

IV.2.C.5.b.- Prospecto el Cura.- Se ubica junto al - - rancho Llanos de Uruapa a una cota de 1430 m.s.n.m., geológicamente se --

encuentra emplazado dentro de arenîscas y tobas andesîticas, sus minerales presentes estan comprendidos por hematita y manganeso en forma de óxidos dentro de una ganga de cuarzo. Estos minerales se alojan en una veta de rumbo N 28° W con echado de 67° a 75° al NE y su ancho vá de 1 a 1.5 m., (ver figura No. 20-a).

De obras mineras presenta un tajo sobre la veta de 4 m., se sacaron dos muestras una del tajo y otra de un crestón a 140 m., al NW dándonos los valores siguientes:

No. Muestra	Ancho m	Au	Ag
		gr/Ton.	
M- 94	0.70	0.2	26.0
M- 95	1.20	0.1	7.0

Considerando los valores reportados tan bajos, al prospecto no se considera de importancia.

IV.2.C.5.c.- Prospecto la Verde.- Se localiza a 2 km. al poniente del rancho Llanos de Uruapa a 150 m., al NW del prospecto los Tres Carlos dos; pudiendo ser posiblemente la misma estructura, presentando en este prospecto un rumbo de N 36° W con un echado de 63° al NE y una potencia de 1.80 m.

De obras mineras presenta un socavón de 23 m., de longitud sobre la veta con dos cruceritos (ver figura No. 20-b), en esta obra se sacaron dos muestras dándonos:

No. Muestra	Ancho m	Au	Ag
		gr/Ton.	
VER - 1	2.20	0.2	51.6
VER - 2	1.40	0.0	18.1

Es conveniente continuar la frente, pues empiezan a mejorar los valores. Superficialmente seguir la traza mediante-
catas y zanjas.

IV.2.C.5.d.- Prospecto El Cristo (Maclovia).- Se localiza a 700 m., al SW de los Llanitos por el camino que vá a la
planta de beneficio, sus minerales de mena los constituyen la-
plata y oro libre, presentándose la primera en forma de argentita, como accesorios se puede ver calcopirita, blenda, pirita
y limonitas indígenas dentro de una ganga de cuarzo y la roca-
encajonante. Estos minerales se alojan en una veta falla de -
rumbo NW-SE 25° con echado de 80° al NE y su potencia vá de --
0.30 a 1.36 m., longitudinalmente fué reconocida 140 m., en --
las obras mineras consistiendo estas de una frente de 70 m., -
al SE, otra de 30 m., al NW con un crucero de 20 m., que corta
una veta con jugada y sobre esta dos frentes de 10 m., en am--
bas direcciones, 15 m., arriba sobre la misma veta presenta --
otra frente de 20 m.; sobre la veta principal se sacaron 13 --
muestras (ver figura No. 21), presentando en su porción SE so-
lamente indicios, en su porción NW en general nos dá valores -
en oro, pues estos oscilan de 0.4 hasta 29.9 gr/ton., aunando-
que en la frente superior en las muestras MAV-4 y MAV-5 empiezan a mejorar sus valores, por consiguiente es conveniente pro
seguir la frente inferior pues cabe la posibilidad que sea el-
inicio de un clavo con valores económicamente explotables.

IV.2.C.5.e.- Prospecto El Carrizo.- Se ubica a 1.5 km.
al NW de los Llanitos a una cota de 1140 m.s.n.m., su acceso -
es posible en vehículo hasta la bocamina de La Patria, de ahí-
a pie hasta el prospecto bajando un desnivel de 170 m.; geológicamente se aloja en tobas y areniscas conglomeráticas de con

Appendix E

El Paso Geological Society, Geology Guidebook

Schmidt

STRATIGRAPHY, TECTONICS AND RESOURCES OF PARTS OF SIERRA MADRE OCCIDENTAL PROVINCE, MEXICO


609

Guidebook for the 1988 Field Conference

EL PASO GEOLOGICAL SOCIETY

February 24-28, 1988

K. F. Clark, P. C. Goodell, and J. M. Hoffer, Editors

DESCRIPTION OF THE LOS LLANITOS MINING DISTRICT SOUTHWEST CHIHUAHUA, MEXICO

Rebecca Miller Diaz and Philip C. Goodell
Department of Geological Sciences
University of Texas at El Paso

LOCATION AND GEOLOGIC SETTING

The Los Llanitos mining district is located approximately 30 kilometers north-northwest of Temoris, Chihuahua, Mexico, in the Barrancas section of the Sierra Madre Occidental. Temoris can be reached by a primitive inland road from Chihuahua or via the Chihuahua al Pacifico railroad line from Chihuahua City (Fig. 1).


NEW MEXICO
MESA CENTRAL
SIERRA MADRE OCCIDENTAL
BOLSON SECTION
ALTAS LLANURAS
PLATEAU SECTION
BARRANCAS
TEXAS
SONORA
SINALOA
DURANGO
COAHUILA
Palomas
Juarez
Sierra Santa Rita
Casas Grandes
Sueco
Buenaventura
Placer de Guadalupe
Ojinaga
Madera
Majalca
El Aguaje
CHIHUAHUA
La Junta
General Trias
Cuauhtemoc
Delicias
Creel
Rio Conchos
Camargo
Temoris
La Bufa
Jimenez
Parral
Guadalupe y Calvo
Escalon
MEXICO
KMS

Figure 1. Location of Temoris, Chihuahua, Mexico. (Map taken from Clark and de la Fuente, 1978.)

The district lies on the west flank of the Mexican volcanic province of Wisser (1966) on the edge of a small structural depression. Approximately 60% of the district is covered by the Lower Volcanic Series (LVS) of Wisser (1966) and Clark et al. (1979) (Fig. 2). This series varies from 75 to 50 Ma. (Damon et al., 1981; Clark et al., 1979; Henry, 1975), is widespread, and is represented in the area by andesitic lava flows, ash flow tuffs, and volcaniclastics with intercalated calcareous strata and lesser trachyandesites. In general, the basal portion of the series consists of very thick agglomerates whereas the upper portion is markedly more fine-grained and finely laminated. That some deposition took place under marine conditions is evidenced by andesitic lava flows in the area which display pillow structures and also several volcaniclastic zones in the upper portion of the series which display finely laminated bedding. Very large, lenticular structures within these finely laminated zones suggest the presence of submarine channels which connected with the then existent sea. These findings by the authors collaborate with those studies done in 1967 by Oscar Harper B. and Ariel Echavarri. The LVS in this area dips 30° NE, strikes N 25° W and reaches thicknesses of up to 400 m (Orozco, 1973). The LVS hosts most of the hydrothermal mineralization of the vein deposits in this area; however, some weaker mineralized fractures are found in the Upper Volcanic Series (UVS) to the northeast. Those fractures caused by uplift served as conduits for precious metal-bearing fluids. The majority of these veins are oriented NW-SE.

In the northwest portion of the district, 4 km west of the Sulema vein, is a dacite porphyry intrusive of the same age as the LVS. Outcropping to the southwest of this intrusive are Cretaceous limestones. These limestones strike N 28° W, dip 30 to 50° SW and vary from 30 to 60 cm to various meters in thickness (Soberanes et al., 1984).

Covering the LVS disconformably in the northeast, southeast, and southwest portions of the district is the Upper Volcanic Series (UVS) of Wisser (1966) (Fig. 2). The UVS is Oligocene to early Miocene in age (Clark et al., 1979; Damon et al., 1981) and readily identified in the field by the steep cliffs of rhyolitic tuffs, flows and ignimbrites attaining thicknesses of up to 120 m in the area. Some rhyolite porphyry dikes outcrop to the west of the town of Los Llanitos. In this area the UVS dips 15° to the southwest and strikes N 25° W. The lateral extensions of several of the veins in the Los Llanitos district are hidden and therefore preserved beneath this cover; however, the UVS is not mineralized in the immediate area.

LOS LLANITOS MINING DISTRICT

The Los Llanitos mining district is defined by five quartz vein deposits. These are (Fig. 2) the Sulema, Guadalupe-Las Animas, Convirginia-La Patria, La Verde-Ampliacion 3 Carlos 2, and the Tres de Mayo-Guerra al Tirano veins.

Sulema Vein

The Sulema vein is hosted in propylitically altered andesitic volcaniclastics of the Lower Volcanic Series. This vein strikes N 32° W and dips 55 to 60° to the northeast. Vein widths vary from 2 to 7 m. On the surface this vein can be traced for a distance of 500 m. The vein is considerably wider in the northwestern portion, most likely due to large-scale inflections in the Sulema fault. It is apparent that repeated movement along this fault took place evidenced by the cross-cutting textures present in the resilicified breccia of the vein.

Minerals seen in hand sample at this site are acanthite, hematite and pyrolusite in a gangue of coarse to fine-grained vuggy banded quartz. Accessory minerals including barite, calcite, ilmenite and siderite occur sporadically throughout the vein. Boulder-sized breccia fragments of recrystallized limestone found in the vein have been silicified. The vein has undergone oxidation as evidenced by the extensive alteration of hematite to limonite. A distinct zoning, perpendicular to the strike of the vein, is apparent in the vein filling. Many variations of the following cross section are found; however, these units are continuous and correlate along strike. A description of zones found from the footwall to the hanging wall is:

Zone	Width	Description
1a	3.86 m	barren hard white massive fine to medium-grained quartz vein filling; lithics of andesitic breccia fragments are altered to hematite and silica infilled
1b	1.37 m	coarse to fine-gained vuggy banded quartz breccia with lithics altered to limonite and partially silica infilled
1c	0.71 m	extensively silicified brecciated vuggy quartz vein filling showing various stages of brecciation
2	1.77 m	dark brown limonitic fault gouge and gray quartz breccia vein filling
3	2.17 m	very hard massive resistant drusy quartz vein filling with hematite stain

Reserves for the Sulema vein have been estimated using information provided by Soberanes et al. in their 1984 study of the Los Llanitos mining district as follows (Fig. 3):

Block 1 = 175,300 mt of ore with an average assay of 4.78 g/mt Au and 326 g/mt Ag

Block 2 = 79,200 mt of ore with an average assay of 0.73 g/mt Au and 68.2 g/mt Ag

Block 3 = 46,800 mt of ore with an average assay of 1.02 g/mt Au and 97.1 g/mt Ag

Using these estimates there are 943.38 Kg of Au and 67,093.52 kg of Ag in this projection of reserves. There is considerable uncertainty involved in estimating the vertical depths to which these assay values can be applied; however, 60 to 85 m is a reasonable estimation made by Soberanes et al. (1984).


northwest
southeast
Block 1
85 m vertical, estimated
175,300 tons actual calculation
Block 2
3.30 m wide
60 m vertical
0.73 gram/ton gold
79,200 tons calculated
Block 3
90 meters long
50 m vertical
1.02 gram/ton gold
97.1 gram/ton silver
46,800 tons calculated

Figure 3. Vertical, longitudinal cross section of the Sulema vein, showing estimated reserves.

Guadalupe-Las Animas Vein

The Guadalupe-Las Animas vein is located 2 km to the northeast of Los Llanitos on the road to Temoris. This vein is positioned 1290 m above sea level and is found within andesitic tuffs and volcaniclastics of the LVS and is overlain by rhyolitic tuffs and ignimbrites. Mineralization consists mainly of acanthite, native gold and is accompanied by pyrite, chalcopyrite, sphalerite and fine-grained galena in a gangue of fine-grained quartz. This mineral assemblage suggests a deeper origin of emplacement than the Sulema vein even though the Guadalupe-Las Animas vein seens to be the northwest extension of the Sulema vein (Fig. 2). Normal faulting and displacement could account for this configuration. The Guadalupe-Las Animas vein strikes N 40° W and dips 45 to 65° to the northeast. The average vein width is 1.5 m. The vein extends for approximately 1450 m (Soberanes et al., 1984).

The mine workings are found in the northwest portion of the vein and consists of over 600 m of tunnels. One shaft of 60 m is found over the vein adjacent the road to Temoris on the north side. Persistent values of silver are found here. An estimation of reserves is as follows:

Block	Vein Width (m)	Reserves			
		Positive	Probable	Possible	Ag(g/mt)
1	1.22	12,280			458
2	1.21		13,100		216
3	1.39		7,123		659
4	1.31			9,510	
5	1.39			5,170	
Totals		12,280	20,223	14,680	

To the northwest of these workings on the lowest level are potential reserves of 102,000 tons of undetermined value.

On the same vein 850 m to the southeast of the Guadalupe workings is found the Las Animas mine. Here the vein does not outcrop as it is covered by talus. At this point the vein strikes N 45° W and dips 45° NE. The workings consist of 170 m of tunnels and one shaft to 50 m. Four exploration headings are found off this shaft, two to the northwest for 30 m and 25 m and two to the southeast for 35 m and 12 m. No reserves were estimated for this portion of the vein.

Convirginia-La Patria Vein

The Convirginia-La Patria vein is located 1.3 km northwest of Los Llanitos at 1360 m above sea level. This vein is found in the LVS which is represented in the area by andesitic volcaniclastics and brecciate tuffs. Set in a gangue of fine-grained quartz breccia vein filling are acanthite, proustite (?), galena and pyrite with pyrolusite and hematite. The vein strikes N 25° W deflecting in the northern portion to N 45° W. Dip varies from 60 to 80° to the northeast with dip angle increasing to the north. The width of this vein is highly variable averaging 2 to 4.5 m, and widens in places up to 15 m. This vein can be traced on the surface for up to 650 m (Soberanes et al., 1984).

At the Convirginia workings two shafts have been sunk in the southwest portion of the vein, one to 20 m connecting to two levels and the other to 10 m connecting only to the first level. An average assay value was calculated of Au = 5.6 g/mt and Ag = 100.2 g/mt for 22,500 tons of positive reserves. La Patria mine is found 330 m to the northwest of the Convirginia workings. Here two levels are found, the upper at 1350 m above sea level and the lower at the 1320 m level. Rather low assays were found.

La Verde-Ampliacion 3 Carlos 2 Vein

The La Verde vein is located 2 km west of Llanos de Uruapa. This vein is set in highly altered andesitic volcaniclastics and lava flows of the LVS. Minerals found in hand samples are acanthite, native silver, malachite, azurite, tetrahedrite, pyrolusite and hematite. The gangue consists of quartz breccia vein filling. This vein strikes N 35° W, dips 60 to 80° NE, has an average vein width of 2 m, and can be recognized on the surface for up to 2 km (Soberanes et al., 1984).

The La Verde mine workings consist of an upper inclined shaft and a lower tunnel. In these workings average assay values are Au = 0.3 g/mt and Ag = 425 g/mt. These values persist for 120 m longitudinally by 50 m vertically resulting in an estimate of positive reserves for this block of ore of 32,400 tons. At 150 m to the northwest of the La Verde workings is the Ampliacion 3 Carlos 2 mine. Here the vein is set in andesitic volcaniclastics and greywackes intercalated with andesitic flows. Mineralization consists of acanthite, native gold, galena, hematite and limonite. The vein strikes N 45° W, dips 65° NE and is 1.5 m wide. No estimate of reserves was made.

Tres de Mayo-Guerra al Tirano Vein

This vein is located 3.5 km south of Los Llanitos at 1250 m above sea level. Quartz vein mineralization is located mainly in andesitic flows grading into andesitic basalts of the LVS. Acanthite, native gold, chalcopyrite, pyrite, pyrolusite, calcite, hematite and limonite are found in hand sample from this vein. The vein strikes N 20° W, dips 65 to 80° NE and can be identified on the surface for 1400 m. Vein width varies from 0.5 to 17 m.

294



Figure 4. Plot of metal values for the five veins.

In the northwest portion of the vein is found the Guerra al Tirano mine workings. This block of ore can be identified longitudinally for 400 m. From assays done in this portion of the mine probable reserves are:

20,359 tons with 2.6 g/mt Au and 250 g/mt Ag and

40,221 tons with 3.7 g/mt Au and 294 g/mt Ag.

METAL ZONING

From information gathered from 137 assays, it is found that metal zoning with respect to the intrusive in the study area is apparent. Precious metal values remarkably fall upon linear trends, as seen in Figure 4, with but a few exceptions. Those veins closer to the intrusive have much lower Ag/Au than those further away. Generally the Ag/Au average of these veins will decrease exponentially through two orders of magnitude from the Convirginia-La Patria vein (proximal) to the La Verde-Ampliacion 3 Carlos 2 vein (distal). For reasons not yet apparent to the authors, the Guadalupe-Las Animas vein does not fit this general model.

FLUID INCLUSION DETERMINATIONS

The character of fluids responsible for emplacement of ore was studied by examining fluid inclusions from the Sulema vein. One-phase liquid inclusions were abundant but very small. Primary two-phase inclusions were very rare. From heating and freezing temperature determinations done on various secondary inclusions, temperatures of 170-220° C were found. Salinities were usually equal to or less than 5 weight percent NaCl equivalent. Some vapor-rich inclusions were found in the high-grade ore zones of the Sulema vein. No consistent temperature variations were found to be associated with the main ore shoot. Further studies on the remaining veins are ongoing.

ACKNOWLEDGMENTS

Special thanks are extended to the associates of Tecpan Ventures for affording the authors opportunity to visit their property and also for a significant amount of funding that has contributed to the completion of this study. A great deal of background information was provided by the Consejo de Recursos Minerales (Chihuahua) which allowed the authors freedom to consider these deposits in more detail. This information alleviated the need for regional mapping and also supplied an independent data base concerning assay values. Their cooperation is greatly appreciated. The portion of this study concerning fluid inclusions would not have been possible without the National Science Foundation's grant, EAR-85-17275, which allowed the purchase of the USGS type gas-flow heating and freezing stage. The Diaz family is thanked for providing the authors with food and a place to stay along with invaluable unpublished information concerning this study area.

REFERENCES CITED

Clark, K. F. and de la Fuente, F. E., 1978, Distribution of mineralization in time and space in Chihuahua, Mexico: Mineralium Deposita. 13, pp. 27-49.

Clark, K. F.; Dow, R. R., and Knowling, R. D., 1979, Fissure-vein deposits related to continental volcanic and subvolcanic terranes in Sierra Madre Occidental Province, Mexico: IAGOD 5th Symp., J. D. Ridge ed. Nev. Bur. Mines Geol. Rept. 13, part c, pp. 63-92.

Cooney, P. J., 1981, Accretionary tectonics in western North America: Ariz. Geol. Soc. Digest 14, pp. 23-37.

Damon, P. E.; Shafiqullah, M., and Clark, K. F., 1981, Age trends of igneous activity in relation to metallogenesis in the Southern Cordillera: Ariz. Geol. Soc. Digest 14, pp. 137-154.

Harper, O. and Echavarri, A. 1967. Estudio geologico preliminar- region minera de Temoris: Informe no publ., 22 p.

Henry, C. D., 1975, Geology and geochronology of the granitic batholithic complex, Sinaloa, Mexico: Ph.D. Dissert., Univ. Texas, Austin, 158 p.

Orozco, M., 1973, Informe geologico-minero de la zona minera de Temoris, municipio de Guazapares, estado Chihuahua: Informe no publ., 25 p.

Soberanes, B. A.; Aparicio, E.; Esquivel, D.; Segura, R.; Hernandez, M. and Forias, H., 1984, Estudio geologico-minero en el area de Temoris, municipio de Guazapares-Chinipas estado de Chihuahua. Informe no publ., Cons. Rec. Min., Chihuahua, Mexico, 647 p.

Wisser, E. H., 1966, Epithermal precious-metal province of northwest Mexico: Nev. Bur. Mines, Rept. 13, pt. c, p. 63-92.

Appendix F

Kalahari Drilling Results



LA CURRITA PROJECT

LONGITUDINAL SECTION – Au EQUIVALENT GRADE x TRUE WIDTH

Cía. MINERA SIERRA CANELA, S.A. de C.V.   March 1992

G&F INTERNATIONAL

Sources of Information: Survey & drillhole intersections – Ing. A. Kea
Drillhole assay data – Assay Certificates – Skyline Labs. Inc.
Assay data for Hole LC-2 – Press Release – Kalahari Resources
Surface samples – Sketch sections by Dr. D.G. Moore

LEGEND

Drillhole cutting plane of section ● 10.54/ 8.9/93.81
                                              └ Factor: AuE x TW
                                              └ True width (TW)
                                              └ Au equivalent g/T (Au2)

Surface chip-channel across vein ▲

Au is valued at $350/oz or $11.25/g
Ag is valued at $ 4/oz or $12.86/g

HOLE #	INTERVAL Fr To feet	INTERVAL From To metres	TRUE WTH m	Au g/T	Ag g/T	Au Equiv g/T	AuE x TW
1	5- 10	1.52- 3.05	1.0	1.89	176	3.90	3.90
2*	120-200	36.58- 60.96	21.8	1.51	149	3.21	70.00
3							NSV
4	85-100	25.91- 30.48	4.0	2.08	221	4.61	18.44
5	150-170	45.72- 51.82	4.0	1.88	190	4.05	16.02
6	50- 55	15.24- 16.76	1.1	1.30	131	2.80	3.08
8	95-115	28.96- 35.05	6.0	1.52	97	2.63	15.78
9	175-185	53.34- 56.39	2.2	1.89	127	3.34	7.35
10	60- 70	18.29- 21.34	2.8	1.30	166	3.20	8.96
11	105-125	32.00- 38.10	3.6	1.71	184	3.81	13.72
12	175-195	53.34- 59.44	3.8	9.99	212	12.41	47.16
13	105-110	32.00- 33.53	1.5	2.23	120	3.60	5.40
14	135-180	41.15- 54.86	8.9	7.95	227	10.54	93.81
15	100-105	30.48- 32.00	1.5	4.46	117	5.80	8.70
16							NSV
17							NSV
18	195-215	59.44- 65.53	4.9	1.77	197	4.02	19.70
19							NSV
20	45- 50	13.72- 15.24	1.4	2.74	202	5.05	7.07
22							NSV
23	180-190	54.86- 57.91	2.1	3.17	153	4.92	10.33
24	160-195	48.77- 59.44	6.1	2.28	298	5.69	34.71
25	175-205	53.34- 62.48	5.0	12.21	340	16.10	80.50
26							NSV
27	510-515	155.45-156.97	1.3	2.91	86	3.89	5.06
28	275-280	83.82- 85.34	1.1	3.60	164	5.47	6.02
29	130-135	39.62- 41.15	1.1	1.10	141	2.71	2.98

NSV = no significant mineralization, i.e. Au equivalent grade for 5 ft or more being under $30/T

* Assay sheets not examined; width and grade from press release

SCALE   0   50   100 metres

ELEVATION
1400m
1300m
1200m
1200m


N
(Weak Geochem)
SECTION 8N
SECTION 6N
SECTION 4N
SECTION 2N
SECTION 00
SECTION 2S
SECTION 4S
SECTION 6S
SECTION 8S
SECTION 10S
SECTION 12S
Level 1
Level 2
Level 3
Level 4
La Cumbre Level
462000
462500
3026000
3025500
21
20
6 7
4,5
24
1 2 3
22
8,9
10,11
23
27
12
13
26
25
15,14
16
28
17,18
19
29
(Weak Geochem)
EXPLANATION
Vein
12
Drill Section with drill site
Pit on Vein
0
400'
1:5000
29
X = 762465
Y = 3025685
DGM

SKETCH MAP OF THE LA CURRITA VEIN



(Weak Geochem)
SECTION 8N
SECTION 6N
SECTION 4N
SECTION 2N
SECTION 00
SECTION 2S
SECTION 4S
SECTION 6S
SECTION 8S
SECTION 10S
SECTION 12S
Level 1
Level 2
Level 3
Level 4
La Currita Level
21
20
6 7
4,5
24
1 2 3
22
8,9
10,11
23
27
13
12
26
25
16,15,14
28
17,18
19
29
(Weak Geochem)
N
EXPLANATION
Vein
Drill Section with drill site
Pit on Vein
0
400'
Scale 1"=400'

DGM
5/30/91

J[illegible] 26, 1991

To: Mr A W Applegath
From: D.G. Moore, Jr
Subject: Drill Footage, La Currita Project

Hole #	Section	Depth	Accumulated Depth
1	00	100	100
2	00	240	340
3	00	360	700
4	2N	120	820
5	2N	200	1020
6	4N	100'	1120
20	6N	80	1200
22	1S	360	1560
8	2S	160	1720
9	2S	235	1955
14	8S	260	2215
15	8S	160	2375
16	8S	140	2515
10	4S	120	2635
11	4S	175	2810
23	4S	235	3045
12		250	3295
13		160	3.455
19		195	3.650
17		160	3.810
18		270	4080
24		235	4315
25		335	4650
			[illegible]

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita

Hole Number: LC-1

Drill Section: 00

Distance from Vein: Collared in vein

Inclination: Vertical

Bearing: Vertical

Collared: 6/1[illegible]/91

Completed: 6/1[illegible]/91

Total Depth: 100'

Technical Notes: Drilling Services, RC, 5 1/4" hammer, Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	60	Vein, quartz-carbonate to 25' quartz below
60	100	Andesite, propylitic alteration

MINERALIZATION

From	To	Mineralization
0	25	Quartz-carbonate vein, argentite hematite/goethite on fractures
25	60	Quartz vein, argentite, greenish stain minor carbonate

KALAHARI RESOURCES

SUMMARY LOG

Project: La Currita

Hole Number: LC-2

Drill Section: 0.0

Distance from Vein: 80'

Inclination: -75°

Bearing: S60E (240°)

Collared: 6/15/91

Completed: 6/15/91

Total Depth: 240'

Technical Notes: Drilling Services, 5 1/4" hammer, RC water added 180' in sticky clay cemented breccia

GEOLOGIC LOG

From	To	Rock Type
0	5	Overburden
5	125	Andesite, weak propylitic alteration, zones of quartz veining
125	205	Vein, carbonate-rich 135-190; silica rich 125-135 and 190-205
205	240	Andesite tuff, propylitic alteration

MINERALIZATION

From	To	Mineralization
125	135	Quartz vein, pyrite and argentite
80	125	Quartz veining in propylitic andesite
135	190	Carbonate vein, some quartz veining
190	205	Quartz vein, argentite, some carbonate
205	240	Quartz veining in andesite, propylitic [illegible]

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita
Hole Number: LC-3
Drill section: CC
Distance from Vein: 195'
Inclination: vertical
Bearing: vertical
Collared: 6/14/91
Completed: 6/17/91
Total Depth: 360'
Technical Notes: Drilling Services, RC, 5¼" bit, hammer; Transmission out at 245'

GEOLOGIC LOG

From	To	Rock Type
0	15	Overburden
15	180	Andesite, propylitic alteration, zones of quartz veining
180	330	Vein
330	360	Andesite, weak propylitic alteration

MINERALIZATION

From	To	Mineralization
140	180	Quartz veining and stockwork in propylitic altered andesite
180	190	Carbonate vein, some quartz
190	220	Quartz vein
220	245	Carbonate vein
245	300	Breccia, quartz vein, quartz stockwork
300	330	Quartz vein, argentite

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita

Hole Number: LC-4

Drill section: 2N

Distance from Vein:

Inclination: -60

Bearing: S60W ; 240° Az

Collared: 6/18/91

Completed: 6/18/91

Total Depth: 120'

Technical Notes: Drilling Services, RC, 5¼" hole
Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	35	Andesite, weak propylitic alteration, oxidized disseminated pyrite, argillic alteration
35	100	Vein
100	120	Andesite, weak propylitic alteration, quartz veining 100-110

MINERALIZATION

From	To	Mineralization
35	40	Quartz vein, dark brown clay.
40	50	Quartz vein stockwork in andesite
50	65	Quartz vein, dark brown clay, possible argent[illegible]
65	90	Calcareous vein, ankerite, some quartz, argentite 80-90
90	100	quartz vein, minor carbonate, argentite [illegible]

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita

Hole Number: LC-5

Drill section: 2N'

Distance from Vein:

Inclination: vertical

Bearing: vertical

Collared: 6/18/91

Completed: 6/18/91

Total Depth: 200

Technical Notes: Drilling Services, RC, 5 1/4" hole. Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	5	overburden
5	100	Andesite, weak propylitic alteration, oxidized disseminated pyrite, argillic alteration, zones of quartz veining
100	175	Vein
175	200	Andesite, moderate propylitic alteration, quartz veining

MINERALIZATION

From	To	Mineralization
75	100	Quartz veining and stock work in propylitic/argillic altered andesite with oxidized disseminated pyrite
100	105	Quartz vein
105	115	Andesite with quartz veining
115	140	Quartz veining, some adularia, [illegible] breccias, possible ...
[illegible]	[illegible]	[illegible]

KALAHARI RESOURCES
SUMMARY LOG

Project: _La Cuesta_

Hole Number: _LC-6_

Drill Section: _41'_

Distance from Vein: _18'_

Inclination: _vertical_

Bearing: _vertical_

Collared: _6/15/91_

Completed: _6/20/91_

Total Depth: _100'_

Technical Notes: Drilling Services, RC, Hanmer, 5¼"
Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	25	Andesite, argillic alteration, disseminated pyrite
25	65	Vein
65	100	Andesite

MINERALIZATION

From	To	Mineralization
20	25	Quartz veins in argillic altered andesite
25	35	calcite/ankerite vein
35	45	Quartz vein, sticky dark brown clay
45	65	Quartz vein calcareous, possible argentite
65	70	Quartz vein in propylitic altered andesite

KALAHARI RESOURCES

SUMMARY LOG

Project: [illegible]

Hole Number: LC-7

Drill section: [illegible]

Distance from Vein: [illegible]

Inclination: Vertical

Bearing: [illegible]

Collared: [illegible]

Completed: [illegible]

Total Depth: [illegible]

Technical Notes: [illegible]

GEOLOGIC LOG

From	To	Rock Type
[illegible]	[illegible]	overburden
[illegible]	115	Andesite, weak propylitic alteration [illegible] of quartz veinlets
115	[illegible]	Vein
[illegible]	235	Andesite, argillic alteration

MINERALIZATION

From	To	Mineralization
[illegible]	115	[illegible]
[illegible]	[illegible]	[illegible] quartz [illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible], andesite [illegible]
[illegible]	[illegible]	[illegible]

KALAHARI RESOURCES

SUMMARY LOG

Project: La [illegible]

Hole Number: LC-[illegible]

Drill section: [illegible]

Distance from Vein: [illegible]'

Inclination: -[illegible]°

Bearing: [illegible]

Collared: [illegible]

Completed: [illegible]

Total Depth: [illegible]

Technical Notes: [illegible] RC [illegible]

GEOLOGIC LOG

From	To	Rock Type
[illegible]	[illegible]	[illegible]
[illegible]	75	Andesite, [illegible] and argillic [illegible]
7[illegible]	1[illegible]	Vein
1[illegible]	[illegible]	Andesite, propylitic alteration

MINERALIZATION

From	To	Mineralization
70	75	Quartz vein stockwork
75	1[illegible]0	[illegible] carbonate, [illegible] 75-[illegible]; 110-135; [illegible] andesite fragments [illegible] 100-110.

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita
Hole Number: LC-10
Drill section: 4S
Distance from Vein: 50'
Inclination: -60
Bearing: S60W (240° A)
Collared: 6/25/91
Completed: 6/25/91
Total Depth: 120'
Technical Notes: Drilling Services, RC, hammer, 5 1/4" bit, water added below 35', no samples 50-60

GEOLOGIC LOG

From	To	Rock Type
0	35	Andesite, weak propylitic/argillic alteration, some quartz veining
35	85	Vein
85	120	Tuffaceous volcanic with quartz veins and weak propylitic/argillic alteration

MINERALIZATION

From	To	Mineralization
20	35	Andesite with quartz veins and stockwork zones
35	85	Quartz vein, minor carbonate, minor argentite
85	120	Quartz veining in tuffaceous volcanic

KALAHARI RESOURCES

SUMMARY LOG

Project: La Cuerita
Hole Number: LC-11
Drill section: 4+0 S
Distance from Vein: 55'
Inclination: Vertical
Bearing: Vertical
Collared: 6/25/91
Completed: 6/25/91
Total Depth: 175'
Technical Notes: Drilling Services, RC, hammer 5 1/4" bit; water added and change to tri cone at 70'

GEOLOGIC LOG

From	To	Rock Type
0	15	overburden
15	55	Andesite, argillic and propylitic alteration zones of quartz veining
55 -	135	Vein
135 -	165	Silicified breccia
165 -	175	Andesite, weak propylitic alteration

MINERALIZATION

From	To	Mineralization
55	125	Quartz vein, zones of breccia with andesite fragments; Argentite noted 80-90, 105-125
125	135	Carbonate vein (dolomite and ankerite) with quartz
135	165	Silicified breccia, cherty volcanic fragments [illegible]

KALAHARI RESOURCES
SUMMARY LOG

Project: __La Currita__

Hole Number: __LC-12__

Drill section: __6.0 S__

Distance from Vein: __90'__

Inclination: __vertical__

Bearing: __vertical__

Collared: __6/27/91__

Completed: __6/27/91__

Total Depth: __255'__

Technical Notes: Drilling Services, RC, 5¼" hammer to 185'; 5¼ tricone below. Drilled Dry

GEOLOGIC LOG

From	To	Rock Type
0	50	clay, saprolite, weathered andesite
50	170	Andesite, weak argillic and propylitic alteration, zones of quartz veining
170	225	Vein
225	255	Tuffaceous volcanic, weak alteration quartz veining

MINERALIZATION

From	To	Mineralization
155	170	Quartz stringer zone in weakly altered andesite
170	200	Quartz vein, trace argentite 180-195
200	215	Breccia, andesite fragments in quartz vein; argentite 205-210
215	225	Quartz vein, some silicified fragment

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita

Hole Number: LC-13

Drill Section: 60 S

Distance from Vein: 85'

Inclination: -60°

Bearing: S56W (236°)

Collared: 6/27/91

Completed: 6/28/91

Total Depth: 160'

Technical Notes: Drilling Services, RC, 5 1/4" hammer
Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	35	Clay, saprolite, weathered andesite
35	105	Andesite, weak propylitic and argillic alteration; weak quartz veining
105	140	Vein
140	160	Tuffaceous volcanic, weakly altered, celadonite

, MINERALIZATION

From	To	Mineralization
100	105	Quartz stringers in relatively fresh but oxidized andesite
105	140	Quartz vein, brown clay 105-115, weak argentite 105-125, good argentite 125-140; breccia 135-140

KALAHARI RESOURCES
SUMMARY LOG

Project: __La Currita__

Hole Number: __LC - 14__

Drill Section: __8N__

Distance from Vein: __70'__

Inclination: __Vertical__

Bearing: __Vertical__

Collared: __6/22/91__

Completed: __6/23/91__

Total Depth: __260'__

Technical Notes: Drilling Services, RC, hammer, 5 1/4",
Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	105	Andesite, weak propylitic and argillic alteration, zones of quartz veining
105	220	Vein (115')
220	260	Tuff, silicic, zones of quartz veining and silicification

, MINERALIZATION

From	To	Mineralization
105	130	Quartz vein and breccia with weakly altered andesite fragments
130	215	Quartz vein, minor carbonate; good argusite 160-180 and 195-210
215	230	Quartz veining and silicification in tuffaceous volcanics

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita
Hole Number: LC-15
Drill section: 8A'
Distance from Vein: 65'
Inclination: -75°
Bearing: ~~E~~ S55W (235°)
Collared: 6/24/91
Completed: 6/24/91
Total Depth: 160
Technical Notes: Drilling Services, RC, 5 1/4" hammer, Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	5	Overburden
10	85	Andesite, propylitic alteration, zones of quartz veining
85	150	Vein (65')
150	160	Tuff, silicic, propylitic alteration

MINERALIZATION

From	To	Mineralization
85	100	Quartz vein, calcareous, argentite 95-10
100	115	Carbonate vein, some quartz
115	135	Quartz vein, calcareous, good argentite 115-130
135	150	Breccia, Quartz vein with andesite fragments, argentite 145-150

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currida

Hole Number: LC-16

Drill Section: 8N

Distance from Vein: 60

Inclination: -55

Bearing: S55W (235° A)

Collared: 6/24/91

Completed: 6/24/91

Total Depth: 140'

Technical Notes: Drilling Services, RC, 5 1/4 hammer, dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	5	Overburden
5	70	Andesite, weak argillic and propylitic alteration, quartz veining
70	125	Vein
125	140	Tuffaceous volcanic with quartz veining

MINERALIZATION

From	To	Mineralization
55	70	Quartz stringers and stockwork in weakly altered andesite
70	110	Quartz vein, minor calcite, argentite 85-110
110	125	Breccia, carbonate vein with minor quartz; andesite fragments
125	130	Tuffaceous volcanic, propylitic alteration

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita

Hole Number: LC-17

Drill section: 10.0 S

Distance from Vein: 75'

Inclination: -60°

Bearing: S 50 W (230°)

Collared: 6/30/91

Completed: 6/30/91

Total Depth: 160'

Technical Notes: Drilling Services, RC, 5 1/4" hammer
Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	90	Andesite, oxidized disseminated pyrite, argillic alteration, zones of quartz veining
90	130	Vein
130	160	Andesite, propylitic alteration, zones of quartz veining

MINERALIZATION

From	To	Mineralization
85	90	Quartz stockwork in argillically altered andesite
90	110	Quartz vein with ankerite and dolomite, weak argentite
110	120	Quartz vein stringers in andesite
120	130	Quartz vein, silicified breccia zones,

KALAHARI RESOURCES
SUMMARY LOG

Project: __La Currita__

Hole Number: __LC - 18__

Drill Section: __10.0 S__

Distance from Vein: __80'__

Inclination: __Vertical__

Bearing: __Vertical__

Collared: __6/ /91__

Completed: __6/30/91__

Total Depth: __270'__

Technical Notes: Drilling Services, RC, hammer to 240' (5 1/4"), Tricone to 270'

GEOLOGIC LOG

From	To	Rock Type
0	130	Andesite, oxidized disseminated pyri argillic alteration, zones of quart veining
130	230	Vein
230	240	No Sample
240	270	Andesite, propylitic alteration

MINERALIZATION

From	To	Mineralization
115	130	Quartz veins and stockwork in weakly altered andesite
130	145	Quartz vein with argentite
145	160	Carbonate vein with quartz, weak argentite
160	230	Quartz vein, calcareous, zones of brecc with andesite fragments, some silica

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita

Hole Number: LC-19

Drill Section: 12.0 S

Distance from Vein: 60'

Inclination: Vertical

Bearing: Vertical

Collared: 6/28/91

Completed: 6/28/91

Total Depth: 195'

Technical Notes: Drilling Services, RC, 5 1/4" hammer, Dry to TD.

GEOLOGIC LOG

From	To	Rock Type
0	95	Andesite, disseminated pyrite and argillic alteration; quartz veining, zones of silicification.
95	160	Vein
160	180	Breccia with quartz/carbonate matrix
180	185	Andesite, propylitic alteration and quartz veining
185	195	Tuffaceous volcanic, propylitic alteration

MINERALIZATION

From	To	Mineralization
15	60	Quartz veining, silicification, disseminated pyrite in andesite.
75	95	Quartz veining and disseminated pyrite in weakly altered andesite
95	120	Quartz vein, weak argentite, breccia with andesite fragments 110-120.
120	140	carbonate vein with less silica
		quartz vein weak argentite, breccia 150

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita
Hole Number: LC-19
Drill section: 12.0S
Distance from Vein: 60'
Inclination: Vertical
Bearing: Vertical
Collared: 6/28/91
Completed: 6/28/91
Total Depth: 195'
Technical Notes: Drilling Services, RC, 5 1/4" hammer, Dry to TD.

GEOLOGIC LOG

From	To	Rock Type
0	95	Andesite, disseminated pyrite and argillic alteration; quartz veining, zones of silicification.
95	160	Vein
160	180	Breccia with quartz/carbonate matri
180	185	Andesite, propylitic alteration and quartz veining
185	195	Tuffaceous volcanic, propylitic alterati

MINERALIZATION

From	To	Mineralization
15	60	Quartz veining, silicification, disseminated pyrite in andesite.
75	95	Quartz veining and disseminated pyrite in weakly altered andesite
95	120	Quartz vein, weak argentite, breccia w andesite fragments 110-120.
120	140	carbonate vein with less silica
		Quartz vein weak argentite, breccia 15

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita
Hole Number: LC-20
Drill section: GR'
Distance from Vein: 30'
Inclination: vertical
Bearing: vertical
Collared: 6/20/91
Completed: 6/20/91
Total Depth: 80'
Technical Notes: Drilling Services, EC, hammer, 5¼"
Dry to TD

GEOLOGIC LOG

From	To	Rock Type
0	25	Andesite, argillic alteration, quartz veining
25	65	Vein
65	80	Andesite, propylitic alteration

MINERALIZATION

From	To	Mineralization
5	25	Quartz veining in altered andesite
25	35	Quartz vein, brown sticky clay
35	45	Calcareous quartz vein
45	65	Quartz vein, possible argentite
65	70	Quartz vein in propylitic alteration

KALAHARI RESOURCES
SUMMARY LOG

Project: __La Currita__

Hole Number: __LC - 23__

Drill Section: __6.0 S__

Distance from Vein: __110'__

Inclination: __Vertical__

Bearing: __Vertical__

Collared: __6/26/91__

Completed: __6/26/91__

Total Depth: __235'__

Technical Notes: Drilling Services, RC, 5¼" Hammer
to 140, 5¼ Tricone below. Add' water at 125'

GEOLOGIC LOG

From	To	Rock Type
0	5	overburden
5	125	Andesite, weak propylitic alteration grades down to moderate; fault 90-95; weak quartz
125	220	Vein
220	235	Andesite, weak propylitic alteration and quartz veining

MINERALIZATION

From	To	Mineralization
125	150	Breccia, Andesite fragments with weak propylitic alteration in quartz vein
150	210	Quartz vein, breccia with andesite 170-175; argentite 150-185, 205-210.
210	220	Breccia, silicified andesite fragments in quartz vein

KALAHARI RESOURCES
SUMMARY LOG

Project: __La Currita__

Hole Number: __LC-24__

Drill Section: __1.0 N__

Distance from Vein: _____

Inclination: __Vertical__

Bearing: __Vertical__

Collared: __6/30/91__

Completed: __7/1/91__

Total Depth: __235'__

Technical Notes: Drilling Services, RC, 5 1/4 hammer to 125', Tricone to 235'; Inject water 145-165

GEOLOGIC LOG

From	To	Rock Type
0	100	Andesite, oxidized, disseminated pyrite, argillic alteration, quartz veining below 60'
100	125	Breccia, andesite fragments in quartz vein matrix
125	215	Vein
215	235	Tuffaceous volcanic, propylitic alteration

MINERALIZATION

From	To	Mineralization
60	100	Quartz stringer zone in argillic altered, pyritic andesite
100	125	Breccia, andesite fragments in quartz vein matrix, weak "argentite"
125	215	Quartz vein, silver mineralization from 135'-195', appears strong 150-190;

KALAHARI RESOURCES
SUMMARY LOG

Project: La Currita
Hole Number: LC-25
Drill section: 7.0 S
Distance from Vein:
Inclination: Vertical
Bearing: Vertical
Collared: 7/2/91
Completed: 7/2/91
Total Depth: 335
Technical Notes: Drilling Services, RC, 5¼" hammer
water added at 290'

GEOLOGIC LOG

From	To	Rock Type
0	30	Saprolite, weathered andesite
30	165	Andesite, weak alteration, oxidized, disseminated pyrite below 85'
165	300	Vein
300 -	335	Andesite, weak propylitic alterati[on] quartz stringers

MINERALIZATION

From	To	Mineralization
115	135	Quartz ~~stringer~~ zone in pyritic argillic altered andesite
150	165	SAME
165	190	Quartz vein, good argentite 180-19[0]
190	200	Carbonate vein, quartz and ankerite
200	260	Quartz vein, calcareous zones, argenti[te] good argentite 210-230
260	290	Quartz vein with silicified volcanic[s]
2[9]0	300	Breccia andesite fragments in quartz vei[n]



KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section __00__ (NGOE)
Looking NW   1" = 40'

LC-2

LC-3

#137 → #144
Trace Au, As

Level 3

LC-1

Quartz Veining

#125

32.5' of
.184 opt Au
10.00 opt Ag

Level 4

Silica

Calcite

Quartz Veining

Silica

Calcite

Silica

Quartz Veining

DGM

KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section 2.0N (N60E)
Looking NW 1" = 40'


LC-4
LC-5
Drill Holes are 40' North of section
Level 2
#127
#134
40' of .124 opt Au 13.67 opt Ag
120'
Quartz veining
silica
Calcareous
silica
Footwall
200'

DGM
6/91

KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section 4.0N (N60E)
Looking NW 1"=40'



25' of
.011 opt Au
1.19 opt Ag
LC-6
Level 1
100'

DGM
6/91

KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section 2.05 (N60E)
Looking NW 1" = 40'



LC-8
LC-9
Level 4
.030 opt Au
2.35 opt Ag
Silica
Stringer Zone
Silica
Carbonate
Footwall
LC-8
160'
LC-9
235'

DGM
6/91

KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section 4.0S (N60E)
Looking NW 1" = 40'


LC-10
LC-11
LC-23
Quartz
Vein
Carbonate
LC-10
LC-11
LC-23

DGM
6/91



KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section G.OS (NGOE)
Looking NW   1" = 40'

LC-13

LC-12

'00 —

LC-13

Quartz Vein

1900 —

800 —

LC-12

DGM
6/91

KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section 8.0S (N60E)
Looking NW 1"=40'


LC-14, 15, 16
Drill sites 15' North of Section
1000
900
Quartz Vein
XCarbonate
LC-16
LC-15
Quartz Vein

DGM
6/91

KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section 10.0 S (N60E)
Looking NW 1" = 40'



200
1100
1000
LC-17
LC-18
Andesite
Carbonate
Silica
LC-17

DGM
6/91



KALAHARI RESOURCES
LA CURRITA PROJECT
Drill Section 12.0S (N60E)
Looking NW   1" = 40'

LC-19

Quartz Vein

Quartz Vein

Carbonate

LC-19

DGM
6/91



KALAHARI   RESOURCES
LA CURRITA PROJECT
Drill Section G.ON (NGOE)
Looking NW   1" = 40'

Drill site project
49' to north onto
section

LC-20

Silica

x Carbonate x

x

Silica

x

x

80'
LC-20

0 —

200 —

1100 —

DCM
6/91

KALAHARI RESOURCES
"LA CURRITA PROJECT"
SECTION 1N   N60E   LOOKING NW
1" = 40'



KALAHARI RESOURCES

LA CURRITA PROJECT
DRILL SECTION 9.0 S (N 60 E)
LOOKING NW 1" = 40'



LC-28

1100

1000

900

QUARTZ VEIN

QUARTZ VEIN

GALENA QUARTZ

LC-28

KALAHARI RESOURCES

LA CURRITA PROJECT

DRILL SECTION 14.0 S (N 60 E)

LOOKING NW 1" = 40'



1200

1100

1000

900

ROAD LC-29

QUARTZ

VEIN

ANDESITE L QUARTZ

LC-29

SKYLINE LABS, INC
[illegible] W. Saguaro Dr. • P.O. Box [illegible]
Tucson, Arizona [illegible]
(602) 622-[illegible]

REPORT OF ANALYSIS

JOB NO. WEI 023
June 24, 1991
KALAHARI RESOURCES
LA CURRITA PROJECT
LC-1 0-5 TO LC-1 95-100
PAGE 1 OF 2

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 20 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-1 0-5	.022	2.74
2	LC-1 5-10	.055	5.14
3	LC-1 10-15	.020	4.68
4	LC-1 15-20	.014	3.12
5	LC-1 20-25	.014	1.67
6	LC-1 25-30	.032	4.00
7	LC-1 30-35	.022	3.37
8	LC-1 35-40	.024	3.63
9	LC-1 40-45	.016	1.47
10	LC-1 45-50	.022	5.18
11	LC-1 50-55	.006	1.13
12	LC-1 55-60	<.002	1.24
13	LC-1 60-65	<.002	.26
14	LC-1 65-70	<.002	.14
15	LC-1 70-75	<.002	.08

Charles E. Thompson
[illegible]

William L. [illegible]
[illegible]

James A. [illegible]
[illegible]



SKYLINE LABS. INC.
[illegible] W. [illegible] • P.O. Box 50106
Tucson, Arizona [illegible]
(602) [illegible]

JOB NO. WEI 02
June 24, 199
PAGE 2 OF

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
16	LC-1 75-80	<.002	<.01
17	LC-1 80-85	<.003	<.01
18	LC-1 85-90	<.002	<.01
19	LC-1 90-95	<.002	<.01
20	LC-1 95-100	<.002	<.01

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath



William L. Lehmbeck
Manager 6/24/91

Charles E. Thompson



SKYLINE LABS. INC.

1775 W. Sahuaro Dr. • P.O. box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 024
June 24, 1991
KALAHARI RESOURCES
LA CURRITA PROJECT
LC-2 0-5 TO LC-2 235-240
PAGE 1 OF 2

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 48 Drill Cutting Samples

		FIRE ASSAY	
		Au	Ag
ITEM	SAMPLE NUMBER	(oz/t)	(oz/t)
1	LC-2 0-5	<.002	<.01
2	LC-2 5-10	<.002	<.01
3	LC-2 10-15	<.002	<.01
4	LC-2 15-20	<.002	<.01
5	LC-2 20-25	<.002	<.01
6	LC-2 25-30	<.002	<.01
7	LC-2 30-35	<.002	<.01
8	LC-2 35-40	<.002	<.01
9	LC-2 40-45	<.002	<.01
10	LC-2 45-50	<.002	<.01
11	LC-2 50-55	<.002	<.01
12	LC-2 55-60	<.002	<.01
13	LC-2 60-65	<.002	<.01
14	LC-2 65-70	<.002	<.01
15	LC-2 70-75	<.002	<.01
16	LC-2 75-80	<.002	<.01
17	LC-2 80-85	<.002	<.01
18	LC-2 85-90	<.002	<.01
19	LC-2 90-95	<.002	<.01
20	LC-2 95-100	.010	.13
21	LC-2 100-105	<.002	.02
22	LC-2 105-110	<.002	.10
23	LC-2 110-115	<.002	.08
24	LC-2 115-120	<.002	.19
25	LC-2 120-125	.006	.32

Charles E. Thompson
Associate Engineer Analytical Chem.

P. M. Lehmbeck
Associate Engineer Geographical Chem.

James A. Martin
Assistant Registered Geological

REPORT OF ANALYSIS

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 49 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
1	LC-3 0-5	.002	.04
2	LC-3 5-10	.004	.35
3	LC-3 10-15	.006	.27
4	LC-3 15-20	<.002	<.01
5	LC-3 20-25	<.002	<.01
6	LC-3 25-30	.004	<.01
7	LC-3 30-35	<.002	<.01
8	LC-3 35-40	<.002	<.01
9	LC-3 40-45	<.002	<.01
10	LC-3 45-50	<.002	<.01
11	LC-3 50-55	<.002	<.01
12	LC-3 55-60	<.002	.05
13	LC-3 60-65	<.002	.04
14	LC-3 65-70	<.002	<.01
15	LC-3 70-75	<.002	<.01
16	LC-3 75-80	<.002	<.01
17	LC-3 80-85	<.002	<.01
18	LC-3 85-90	<.002	<.01
19	LC-3 90-95	<.002	<.01
20	LC-3 95-100	<.002	.03
21	LC-3 100-105	<.002	.71
22	LC-3 105-110	<.002	<.01
23	LC-3 110-115	<.002	<.01
24	LC-3 115-120	<.002	<.01
25	LC-3 120-125	<.002	<.01



SKYLINE LABS. INC.

4060 E. Speedway Dr. • P.O. Box 50105
Tucson, Arizona 85703
(602) 622-4836

| | | FIRE ASSAY | |
| | | Au | Ag |
ITEM	SAMPLE NUMBER	(oz/t)	(oz/t)
26	LC-3 125-130	<.002	<.01
27	LC-3 130-135	<.002	<.01
28	LC-3 135-140	<.002	<.01
29	LC-3 140-145	<.002	<.01
30	LC-3 145-150	<.002	<.01
31	LC-3 150-155	<.002	<.01
32	LC-3 155-160	<.002	<.01
33	LC-3 160-165	<.002	<.01
34	LC-3 165-170	<.002	<.01
35	LC-3 170-175	<.002	<.01
36	LC-3 175-180	<.002	.11
37	LC-3 180-185	<.002	.19
38	LC-3 185-190	<.002	.07
39	LC-3 190-195	<.002	.11
40	LC-3 195-200	<.002	.25
41	LC-3 200-205	<.002	.19
42	LC-3 205-210	<.002	.29
43	LC-3 210-215	<.002	1.23
44	LC-3 215-220	<.002	.11
45	LC-3 220-225	<.002	.39
46	LC-3 225-230	<.002	.82
47	LC-3 230-235	.006	.50
48	LC-3 235-240	.012	1.98
49	LC-3 240-245	.026	3.40

cc: Mr. Dwight G. Moore
     Mr. A. W. Applegath

William C. Lehmbeck
Manager

James A. Mann



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 021
June 24, 1991
KALAHARI RESOURCES
LA CURRITA SHIPMENT 2
LC-3 (245-360)
PAGE 1 OF 2

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 23 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-3 245-250	.022	2.68
2	LC-3 250-255	.006	.66
3	LC-3 255-260	.012	1.22
4	LC-3 260-265	.002	.43
5	LC-3 265-270	.004	1.20
6	LC-3 270-275	.010	1.91
7	LC-3 275-280	.010	1.62
8	LC-3 280-285	.002	.32
9	LC-3 285-290	.004	.44
10	LC-3 290-295	.004	.80
11	LC-3 295-300	.014	1.89
12	LC-3 300-305	.020	2.87
13	LC-3 305-310	.010	1.68
14	LC-3 310-315	.004	.82
15	LC-3 315-320	.002	.78

Charles E. Thompson   William L. Lehmbeck   James A. Ma[illegible]

SKYLINE LABS, INC

JOB NO. WEI 021
June 24, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
16	LC-3 320-325	.024	3.42
17	LC-3 325-330	.016	2.35
18	LC-3 330-335	.002	.32
19	LC-3 335-340	<.002	.21
20	LC-3 340-345	<.002	.03
21	LC-3 345-350	<.002	.18
22	LC-3 350-355	<.002	.31
23	LC-3 355-360	<.002	.79

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.

William L. Lehmbeck
Manager

SKYLINE LABS. INC.
[illegible] W. [illegible] Dr • P.O. Box [illegible]
[illegible]
[illegible] [illegible]-4[illegible]

REPORT OF ANALYSIS

JOB NO. WEI 026
June 24, 1991
La Currita
LC-4 (0-120)
PAGE 1 OF 2

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 24 Drill Cuttin[illegible] Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-4 0-5	<.002	.08
2	LC-4 5-10	<.002	<.01
3	LC-4 10-15	<.002	<.01
4	LC-4 15-20	<.002	<.01
5	LC-4 20-25	<.002	<.01
6	LC-4 25-30	<.002	<.01
7	LC-4 30-35	.002	.12
8	LC-4 35-40	.004	1.48
9	LC-4 40-45	.004	.41
10	LC-4 45-50	.010	.70
11	LC-4 50-55	.008	.74
12	LC-4 55-60	.004	.41
13	LC-4 60-65	.006	.34
14	LC-4 65-70	.002	.13
15	LC-4 70-75	.012	.52

Charles E. Thompson [illegible] [illegible] Lambert [illegible] [illegible] Martin [illegible]



SKYLINE LABS. INC.
[illegible] D • P O Box [illegible]
[illegible]
[illegible]

JOB NO. WEI 026
June 24, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
16	LC-4 75-80	.012	.96
17	LC-4 80-85	.010	1.02
18	LC-4 85-90	.065	6.35
19	LC-4 90-95	.085	8.68
20	LC-4 95-100	.032	4.26
21	LC-4 100-105	.008	2.01
22	LC-4 105-110	.002	1.60
23	LC-4 110-115	<.002	.17
24	LC-4 115-120	<.002	.22

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath



[illegible]beck
Manager



SKYLINE LABS INC
[illegible] • P.O. [illegible] 50106
[illegible]
[illegible]

REPORT OF ANALYSIS

JOB NO. WEI 027
June 24, 1991
La Currita
LC-5 (0-200)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 40 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-5 0-5	<.002	.06
2	LC-5 5-10	<.002	<.01
3	LC-5 10-15	<.002	.02
4	LC-5 15-20	<.002	<.01
5	LC-5 20-25	<.002	<.01
6	LC-5 25-30	<.002	<.01
7	LC-5 30-35	<.002	<.01
8	LC-5 35-40	<.002	<.01
9	LC-5 40-45	<.002	<.01
10	LC-5 45-50	<.002	<.01
11	LC-5 50-55	<.002	<.01
12	LC-5 55-60	<.002	<.01
13	LC-5 60-65	.002	<.01
14	LC-5 65-70	<.002	<.01
15	LC-5 70-75	.002	.02
16	LC-5 75-80	<.002	.07
17	LC-5 80-85	.002	.79
18	LC-5 85-90	<.002	<.01
19	LC-5 90-95	<.002	<.01
20	LC-5 95-100	.002	.25
21	LC-5 100-105	.002	.65
22	LC-5 105-110	<.002	.06
23	LC-5 110-115	.004	.11
24	LC-5 115-120	.006	2.70
25	LC-5 120-125	.024	1.47



SKYLINE LABS, INC.
[illegible] • P.O. Box [illegible]
[illegible]
[illegible]

JOB NO. WEI 027
June 24, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-5 125-130	.006	.77
27	LC-5 130-135	.005	.83
28	LC-5 135-140	.002	.09
29	LC-5 140-145	.012	.71
30	LC-5 145-150	.036	2.86
31	LC-5 150-155	.090	4.90
32	LC-5 155-160	.055	6.41
33	LC-5 160-165	.024	3.71
34	LC-5 165-170	.050	7.13
35	LC-5 170-175	.022	2.47
36	LC-5 175-180	.010	2.60
37	LC-5 180-185	.004	.55
38	LC-5 185-190	.006	1.49
39	LC-5 190-195	.006	.17
40	LC-5 195-200	.004	.32

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath

William L. Lehmbeck
Manager
6/[illegible]/91

SKYLINE LABS, INC

[illegible address lines]
Tucson, Arizona [illegible]
(602) [illegible]

REPORT OF ANALYSIS

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 20 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
1	LC-6 0-5	<.002	<.01
2	LC-6 5-10	<.002	<.01
3	LC-6 10-15	<.002	<.01
4	LC-6 15-20	<.002	<.01
5	LC-6 20-25	<.002	.03
6	LC-6 25-30	<.002	.06
7	LC-6 30-35	<.002	<.01
8	LC-6 35-40	<.002	<.01
9	LC-6 40-45	<.002	<.01
10	LC-6 45-50	.010	.28
11	LC-6 50-55	.038	3.82
12	LC-6 55-60	.016	2.55
13	LC-6 60-65	.018	1.11
14	LC-6 65-70	.008	.78
15	LC-6 70-75	.010	1.24

Charles E. T[illegible]

William E. Lem[illegible]
Arizona Registered Assay[illegible]

James E. Martin
Arizona Registered Assayer [illegible]



SKYLINE LABS. INC.

3773 W. Sahuaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 032
June 27, 1991
KALAHARI RESOURCES
LA CURRITA PROJECT
LC-8 0-5 TO 155-160
PAGE 1 OF 2

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 32 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
1	LC-8 0-5	<.002	<.01
2	LC-8 5-10	<.002	<.01
3	LC-8 10-15	<.002	<.01
4	LC-8 15-20	<.002	<.01
5	LC-8 20-25	<.002	<.01
6	LC-8 25-30	<.002	.04
7	LC-8 30-35	<.002	.04
8	LC-8 35-40	<.002	.02
9	LC-8 40-45	.002	.42
10	LC-8 45-50	<.002	.12
11	LC-8 50-55	<.002	.16
12	LC-8 55-60	<.002	.02
13	LC-8 60-65	<.002	.07
14	LC-8 65-70	.002	.02
15	LC-8 70-75	<.002	.16
16	LC-8 75-80	.004	.45
17	LC-8 80-85	.006	.26
18	LC-8 85-90	.006	.38
19	LC-8 90-95	.006	.45
20	LC-8 95-100	.095	5.95
21	LC-8 100-105	.014	1.56
22	LC-8 105-110	.008	1.05
23	LC-8 110-115	.060	2.73
24	LC-8 115-120	.008	1.10
25	LC-8 120-125	.018	2.08

Diane E Thompson   Mineral Laboratory



SKYLINE LABS, INC.
1775 W. Sahuaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 03[illegible]
June 27, 199[illegible]

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
26	LC-8 125-130	.040	3.69
27	LC-8 130-135	.016	2.73
28	LC-8 135-140	.008	1.28
29	LC-8 140-145	.006	1.20
30	LC-8 145-150	.002	.93
31	LC-8 150-155	<.002	.62
32	LC-8 155-160	<.002	.42

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath

William [illegible]
Manager

6/27/91



SKYLINE LABS. INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 030
June 24, 1991
La Currita
LC-9 (0-170)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 33 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-9 0-5	<.002	.04
2	LC-9 5-10	<.002	<.01
3	LC-9 10-15	<.002	.04
4	LC-9 15-20	<.002	<.01
5	LC-9 20-25	<.002	.01
6	LC-9 25-30	<.002	<.01
7	LC-9 30-35	<.002	<.01
8	LC-9 35-40	<.002	<.01
9	LC-9 40-45	<.002	<.01
10	LC-9 45-50	<.002	.02
11	LC-9 50-55	<.002	<.01
12	LC-9 55-60	<.002	<.01
13	LC-9 60-65	<.002	<.01
14	LC-9 65-70	<.002	.03
15	LC-9 70-75	<.010	<.10
16	LC-9 75-80	<.002	.15
17	LC-9 80-85	<.002	<.01
18	LC-9 85-90	<.002	.11
19	LC-9 90-95	<.002	.03
20	LC-9 95-100	<.002	<.01
21	LC-9 100-105	<.002	<.01
22	LC-9 105-110	<.002	<.01
23	LC-9 110-115 N.S.	.000	.00
24	LC-9 115-120	.004	.31
25	LC-9 120-125	<.002	.45



SKYLINE LABS, INC
[illegible] W. [illegible] • P.O. Box [illegible]
Tucson, Arizona [illegible]
(602) [illegible]

JOB NO. WEI 030
June 24, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-9 125-130	<.002	.26
27	LC-9 130-135	.004	.27
28	LC-9 135-140	<.002	.29
29	LC-9 140-145	.004	.50
30	LC-9 145-150	.026	.51
31	LC-9 150-155	.028	2.86
32	LC-9 155-160	.040	3.32
33	LC-9 160-165	.014	1.42
34	LC-9 165-170	.008	.70

*NOTE: Sample not received.

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath



William L. Lehmbeck
Manager

Charles E. Thompson — Arizona Registered Assayer No. [illegible]
William L. Lehmbeck — Arizona Registered Assayer No. 9425
James A. Martin — Arizona Registered Assayer No. [illegible]

SKYLINE LABS, INC.
1775 W. Sahuaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 033
June 27, 1991
KALAHARI RESOURCES
LA CURRITA PROJECT
LC-9 170-175 TO 230-235
PAGE 1 OF 1

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4101 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 13 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-9 170-175	.004	.56
2	LC-9 175-180	.055	3.89
3	LC-9 180-185	.055	3.54
4	LC-9 185-190 *	.000	.00
5	LC-9 190-195 *	.000	.00
6	LC-9 195-200	.018	2.43
7	LC-9 200-205	.006	.93
8	LC-9 205-210	.002	.68
9	LC-9 210-215	.002	.37
10	LC-9 215-220	.008	.71
11	LC-9 220-225	.004	.34
12	LC-9 225-230	.004	.18
13	LC-9 230-235	.002	.22

*NOTE: Sample not received.

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath



William L. Lehmbeck
Manager



SKYLINE LABS, INC

1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 22 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
1	LC-10 0-5	.006	.53
2	LC-10 5-10	<.002	.06
3	LC-10 10-15	<.002	.07
4	LC-10 15-20	<.002	<.01
5	LC-10 20-25	<.002	<.01
6	LC-10 25-30	<.002	<.01
7	LC-10 30-35	<.002	.46
8	LC-10 35-40	.016	.93
9	LC-10 40-45	.015	1.98
10	LC-10 45-50	.016	1.95
11	LC-10 50-55 N.S.	.000	.00
12	LC-10 55-60 N.S.	.000	.00
13	LC-10 60-65	.078	4.51
14	LC-10 65-70	.048	5.25
15	LC-10 70-75	.016	2.80



SKYLINE LABS. INC.

1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

| ITEM | SAMPLE NUMBER | FIRE ASSAY | |
		Au (oz/t)	Ag (oz/t)
16	LC-10 75-80	.026	2.10
17	LC-10 80-85	<.002	.60
18	LC-10 85-90	<.002	.13
19	LC-10 90-95	.004	.56
20	LC-10 95-100	.008	.88
21	LC-10 100-105	<.002	.15
22	LC-10 105-110	.002	.30
23	LC-10 110-115	<.002	.38
24	LC-10 115-120	.008	.65

NOTE: N.S. denotes no sample in sample bag.

cc: Mr. A. W. Applegath
     Mr. D. G. Moore, Jr.
     Mr. Jim Patterson (by fax)



William L. Lehmbeck
Manager



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 039
July 1, 1999
La Currita
LC-11 (0-175)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 34 Drill Cutting Samples

ITEM	SAMPLE NUMBER		FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-11 0-5		.012	.75
2	LC-11 5-10		.016	1.89
3	LC-11 10-15		.006	.56
4	LC-11 15-20		.004	.20
5	LC-11 20-25		<.002	<.01
6	LC-11 25-30		<.002	<.01
7	LC-11 30-35		<.002	.06
8	LC-11 35-40		<.002	<.01
9	LC-11 40-45		.002	<.01
10	LC-11 45-50		<.002	<.01
11	LC-11 50-55		<.002	<.01
12	LC-11 55-60		.002	.83
13	LC-11 60-65		.004	.69
14	LC-11 65-70		.014	1.15
15	LC-11 70-75	N.S.	.000	.00
16	LC-11 75-80		.006	1.18
17	LC-11 80-85		.012	2.86
18	LC-11 85-90		.008	2.19
19	LC-11 90-95		.002	1.35
20	LC-11 95-100		.004	1.30
21	LC-11 100-105		.004	1.60
22	LC-11 105-110		.055	6.59
23	LC-11 110-115		.046	5.23
24	LC-11 115-120		.038	5.68
			.060	3.93



SKYLINE LABS, INC.
[illegible] W. Sahuaro Dr. • P.O. Box [illegible]
Tucson, Arizona 85705
(602) 622-[illegible]

JOB NO. KEI 039
July 1, 1999

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-11 125-130	.026	3.70
27	LC-11 130-135	.002	1.88
28	LC-11 135-140	.002	1.00
29	LC-11 140-145	.002	1.04
30	LC-11 145-150	.002	.32
31	LC-11 150-155	.004	.26
32	LC-11 155-160	.010	1.38
33	LC-11 160-165	<.002	.87
34	LC-11 165-170	.008	.95
35	LC-11 170-175	<.002	.32

NOTE: N.S. denotes no sample in sample bag.

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)

[illegible] Lehmbeck
Manager



SKYLINE LABS, INC.
1775 W. Sahuaro Dr • P.O Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEl 041
July 2, 1991
La Currita
LC-12 (0-355)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 51 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-12 0-5	<.002	<.01
2	LC-12 5-10	<.002	<.01
3	LC-12 10-15	<.002	<.01
4	LC-12 15-20	<.002	<.01
5	LC-12 20-25	<.002	<.01
6	LC-12 25-30	<.002	<.01
7	LC-12 30-35	<.002	<.01
8	LC-12 35-40	<.002	<.01
9	LC-12 40-45	<.002	<.01
10	LC-12 45-50	<.002	<.01
11	LC-12 50-55	<.002	<.01
12	LC-12 55-60	<.002	<.01
13	LC-12 60-65	<.002	<.01
14	LC-12 65-70	<.002	<.01
15	LC-12 70-75	<.002	<.01
16	LC-12 75-80	<.002	<.01
17	LC-12 80-85	<.002	.16
18	LC-12 85-90	<.002	.01
19	LC-12 90-95	<.002	<.01
20	LC-12 95-100	<.002	<.01
21	LC-12 100-105	<.002	<.01
22	LC-12 105-110	<.002	<.01
23	LC-12 110-115	<.002	<.01
24	LC-12 115-120	<.002	[illegible]



SKYLINE LABS, INC.
1775 W. Sahuaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 041
July 2, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-12 125-130	<.002	<.01
27	LC-12 130-135	<.002	<.01
28	LC-12 135-140	<.002	<.01
29	LC-12 140-145	<.002	<.01
30	LC-12 145-150	<.002	<.01
31	LC-12 150-155	<.002	<.01
32	LC-12 155-160	<.002	.03
33	LC-12 160-165	<.002	<.01
34	LC-12 165-170	<.002	.19
35	LC-12 170-175	.006	.64
36	LC-12 175-180	.130	3.04
37	LC-12 180-185	.965	13.90
38	LC-12 185-190	.042	3.37
39	LC-12 190-195	.028	4.48
40	LC-12 195-200	.014	1.30
41	LC-12 200-205	.012	.96
42	LC-12 205-210	.004	.73
43	LC-12 210-215	.012	1.30
44	LC-12 215-220	.010	.59
45	LC-12 220-225	.006	.76
46	LC-12 225-230	<.002	.50
47	LC-12 230-235	<.002	.13
48	LC-12 235-240	<.002	.17
49	LC-12 240-245	.004	.15
50	LC-12 245-250	<.002	.19



SKYLINE LABS, INC.

1775 W. Sanuaro Dr. • P.O Box 50106
Tucson, Arizona 85703
(602) 622-4835

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
51	LC-12 250-255	<.002	.11

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)



SKYLINE LABS. INC.
1775 W. Saguaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 042
July 3, 1991
La Currita
LC-13 (0-160)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 32 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-13 0-5	<.002	<.01
2	LC-13 5-10	<.002	.02
3	LC-13 10-15	<.002	<.01
4	LC-13 15-20	<.002	<.01
5	LC-13 20-25	<.002	<.01
6	LC-13 25-30	<.002	<.01
7	LC-13 30-35	<.002	<.01
8	LC-13 35-40	<.002	<.01
9	LC-13 40-45	<.002	<.01
10	LC-13 45-50	<.002	<.01
11	LC-13 50-55	<.002	<.01
12	LC-13 55-60	<.002	<.01
13	LC-13 60-65	<.002	<.01
14	LC-13 65-70	<.002	<.01
15	LC-13 70-75	<.002	<.01
16	LC-13 75-80	<.002	<.01
17	LC-13 80-85	<.002	<.01
18	LC-13 85-90	<.002	<.01
19	LC-13 90-95	<.002	<.01
20	LC-13 95-100	<.002	<.01
21	LC-13 100-105	.040	1.80
22	LC-13 105-110	.065	3.50
23	LC-13 110-115	.034	2.56
24	LC-13 115-120	.020	2.14
25	LC-13 120-125	.010	1.03



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 042
July 3, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-13 125-130	.014	1.35
27	LC-13 130-135	.006	.49
28	LC-13 135-140	.008	.72
29	LC-13 140-145	.004	.20
30	LC-13 145-150	<.002	.09
31	LC-13 150-155	<.002	.13
32	LC-13 155-160	<.002	.04

cc: Mr. A.W. Applegath
Mr. Dwight G. Moore
Mr. Jim Patterson (by fax)





SKYLINE LABS, INC.
1775 W Sanuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 034
June 28, 1991
La Currita
LC-14 (0-260)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 51 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-14 0-5	<.002	<.01
2	LC-14 5-10	<.002	<.01
3	LC-14 10-15	<.002	<.01
4	LC-14 15-20	<.002	<.01
5	LC-14 20-25	<.002	<.01
6	LC-14 25-30	<.002	<.01
7	LC-14 30-35	<.002	<.01
8	LC-14 35-40 *	.000	.00
9	LC-14 40-45	<.002	<.01
10	LC-14 45-50	<.002	<.01
11	LC-14 50-55	<.002	<.01
12	LC-14 55-60	<.002	<.01
13	LC-14 60-65	<.002	<.01
14	LC-14 65-70	<.002	<.01
15	LC-14 70-75	<.002	.06
16	LC-14 75-80	<.002	<.01
17	LC-14 80-85	<.002	<.01
18	LC-14 85-90	<.002	<.01
19	LC-14 90-95	<.002	<.01
20	LC-14 95-100	<.002	.03
21	LC-14 100-105	<.002	.03
22	LC-14 105-110	.002	1.70
23	LC-14 110-115	.006	2.70
24	LC-14 115-120	.022	1.70
25	LC-14 120-125	<.002	.20

James A. Martin

SKYLINE LABS, INC.
1775 W. Sanuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 034
June 28, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-14 125-130	.002	.56
27	LC-14 130-135	.012	1.72
28	LC-14 135-140	.070	8.50
29	LC-14 140-145	.150	3.73
30	LC-14 145-150	.115	4.02
31	LC-14 150-155	.060	2.44
32	LC-14 155-160	.170	4.72
33	LC-14 160-165	1.145	15.86
34	LC-14 165-170	.255	6.55
35	LC-14 170-175	.080	7.53
36	LC-14 175-180	.042	6.26
37	LC-14 180-185	.040	2.66
38	LC-14 185-190	.022	2.34
39	LC-14 190-195	.030	2.38
40	LC-14 195-200	.030	2.88
41	LC-14 200-205	.010	1.16
42	LC-14 205-210	.010	.89
43	LC-14 210-215	.004	.35
44	LC-14 215-220	.008	.29
45	LC-14 220-225 **	<.002	.10
46	LC-14 225-230	<.002	.09
47	LC-14 230-235	.004	.11
48	LC-14 235-240	<.002	.17
49	LC-14 240-245	<.002	<.01
50	LC-14 245-250	<.002	<.01



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 034
June 28, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
51	LC-14 250-255	<.002	<.01
52	LC-14 255-260	<.002	<.01

*NOTE: Sample not received.

**NOTE: Bag marked LC-15 220-225

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath

William L. Lehnbeck
Manager

6/28/91

SKYLINE LABS. INC.
1775 W. [illegible] Dr • P O Box 5010[illegible]
Tucson, Arizona [illegible]
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 036
June 28, 199
La Currit
LC-15 (0-160
PAGE 1 OF

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 32 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-15 0-5	<.002	.15
2	LC-15 5-10	<.002	.02
3	LC-15 10-15	<.002	.09
4	LC-15 15-20	<.002	.07
5	LC-15 20-25	<.002	.03
6	LC-15 25-30	<.002	.04
7	LC-15 30-35	<.002	.02
8	LC-15 35-40	<.002	.10
9	LC-15 40-45	<.002	.05
10	LC-15 45-50	<.002	.13
11	LC-15 50-55	<.002	.06
12	LC-15 55-60	<.002	.08
13	LC-15 60-65	<.002	<.01
14	LC-15 65-70	<.002	<.01
15	LC-15 70-75	<.002	.01
16	LC-15 75-80	<.002	.08
17	LC-15 80-85	<.002	.23
18	LC-15 85-90	<.002	.28
19	LC-15 90-95	.002	.55
30	LC-15 95-100	.030	2.25
21	LC-15 100-105	.130	3.40
22	LC-15 105-110	.018	1.70
23	LC-15 110-115	.008	1.23
24	LC-15 115-120	.016	2.79
25	LC-15 120-125	.018	2.38

SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box [illegible]
Tucson, Arizona [illegible]
(602) [illegible]

JOB NO. WEI 036
June 28, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-15 125-130	.020	1.92
27	LC-15 130-135	.003	.96
28	LC-15 135-140	.002	.52
29	LC-15 140-145	<.002	.43
30	LC-15 145-150	<.002	.48
31	LC-15 150-155	<.002	.12
32	LC-15 155-160	<.002	<.01

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath



William L. [illegible]
Manager



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box ...
Tucson, Arizona 8...
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 037
June 28, 1991
La Currita
LC-16 (0-140)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 28 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-16 0-5	<.002	.04
2	LC-16 5-10	<.002	<.01
3	LC-16 10-15	<.002	<.01
4	LC-16 15-20	<.002	.03
5	LC-16 20-25	<.002	.06
6	LC-16 25-30	.005	.05
7	LC-16 30-35	.004	.02
8	LC-16 35-40	.012	.01
9	LC-16 40-45	.012	.12
10	LC-16 45-50	.004	.07
11	LC-16 50-55	<.002	.05
12	LC-16 55-60	<.002	.03
13	LC-16 60-65	[illegible]	.07
14	LC-16 65-70	<.002	.07
15	LC-16 70-75	.006	.40
16	LC-16 75-80	.010	1.05
17	LC-16 80-85	.026	2.40
18	LC-16 85-90	.016	2.32
19	LC-16 90-95	.010	1.66
20	LC-16 95-100	.015	2.72

Charles E. Thompson
Arizona Registered Assayer No. ...

William L. Lehmbeck
Arizona Registered Assayer No. 9425

James A. Martin
Arizona Registered Assayer No. ...

SKYLINE LABS, INC.
1775 W. Saguaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
21	LC-16 100-105	.018	2.28
22	LC-16 105-110	.008	1.08
23	LC-16 110-115	.004	.29
24	LC-16 115-120	<.002	.08
25	LC-16 120-125	<.002	.03
26	LC-16 125-130	.004	.07
27	LC-16 130-135	<.002	<.01
28	LC-16 135-140	<.002	<.01

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath



William L. Lehmbeck
Manager
6/28/91



SKYLINE LABS, INC.
1775 W Sahuaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4000

JOB NO. WEI 044
July 5, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-17 125-130	.010	1.49
27	LC-17 130-135	.002	.19
28	LC-17 135-140	<.002	<.01
29	LC-17 140-145	<.002	<.01
30	LC-17 145-150	<.002	<.01
31	LC-17 150-155	<.002	<.01
32	LC-17 155-160	<.002	<.01

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)



REGISTERED ASSAYER
CERTIFICATE NO.
9425
WILLIAM L.
LEHMBECK

7/5/91



SKYLINE LABS, INC.

1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 045
July 5, 1991
KALAHARI RESOURCES
LA CURRITA
LC-18 (0-270)
PAGE 1 OF 3

KALAHARI RESOURCES, INC.
Attn.: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 52 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
1	LC-18 0-5	<.002	<.01
2	LC-18 5-10	<.002	<.01
3	LC-18 10-15	<.002	<.01
4	LC-18 15-20	<.002	<.01
5	LC-18 20-25	<.002	<.01
6	LC-18 25-30	<.002	<.01
7	LC-18 30-35	<.002	<.01
8	LC-18 35-40	<.002	<.01
9	LC-18 40-45	<.002	<.01
10	LC-18 45-50	<.002	<.01
11	LC-18 50-55	<.002	<.01
12	LC-18 55-60	<.002	<.01
13	LC-18 60-65	<.002	<.01
14	LC-18 65-70	<.002	<.01
15	LC-18 70-75	<.002	<.01
16	LC-18 75-80	<.002	<.01
17	LC-18 80-85	<.002	<.01
18	LC-18 85-90	<.002	.16
19	LC-18 90-95	.002	.06
20	LC-18 95-100	<.002	<.01
21	LC-18 100-105	.002	.08
22	LC-18 105-110	<.002	<.01
23	LC-18 110-115	<.002	<.01
24	LC-18 115-120	<.002	<.01
25	LC-18 120-125	<.002	<.01



SKYLINE LABS, INC.
1775 W Sahuaro Dr. • P.O. Box 60106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 045
July 5, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-18 125-130	<.002	.05
27	LC-18 130-135	.004	.22
28	LC-18 135-140	.006	.14
29	LC-18 140-145	.004	.44
30	LC-18 145-150	.002	.04
31	LC-18 150-155	.010	.94
32	LC-18 155-160	.012	1.20
33	LC-18 160-165	.010	.95
34	LC-18 165-170	.016	1.48
35	LC-18 170-175	.020	1.98
36	LC-18 175-180	.006	1.16
37	LC-18 180-185	.010	2.11
38	LC-18 185-190	.014	2.20
39	LC-18 190-195	.026	3.33
40	LC-18 195-200	.042	5.86
41	LC-18 200-205	.030	5.30
42	LC-18 205-210	.050	4.78
43	LC-18 210-215	.085	7.11
44	LC-18 215-220	.028	3.29
45	LC-18 220-225	.026	1.92
46	LC-18 225-230	.030	2.02
47	LC-18 230-235 N.S.	.000	.00
48	LC-18 235-240 N.S.	.000	.00
49	LC-18 240-245	.008	.45
50	LC-18 245-250	.004	.23



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 045
July 5, 1991

		FIRE ASSAY	
		Au	Ag
ITEM	SAMPLE NUMBER	(oz/t)	(oz/t)
51	LC-18 250-255	.002	.25
52	LC-18 255-260	.002	.03
53	LC-18 260-265	.002	.08
54	LC-18 265-270	<.002	.06

NOTE: N.S. denotes no sample submitted in sample bag.

cc: Mr. A.W. Applegath
Mr. Dwight G. Moore
Mr. Jim Patterson (by fax)



9425
WILLIAM L.

7/5/91



SKYLINE LABS, INC.
1775 W. Sahuaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO.. WEI 043
July 3, 1991
KALAHARI RESOURCES
LA CURRITA PROJECT
LC-19 0-5 TO 190-195
PAGE 1 OF 2

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
5001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 39 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-19 0-5	<.002	<.01
2	LC-19 5-10	<.002	<.01
3	LC-19 10-15	<.002	<.01
4	LC-19 15-20	<.002	<.01
5	LC-19 20-25	<.002	<.01
6	LC-19 25-30	<.002	<.01
7	LC-19 30-35	<.002	.01
8	LC-19 35-40	<.002	<.01
9	LC-19 40-45	<.002	.01
10	LC-19 45-50	<.002	.05
11	LC-19 50-55	<.002	.10
12	LC-19 55-60	<.002	.20
13	LC-19 60-65	.038	.55
14	LC-19 65-70	<.002	.12
15	LC-19 70-75	<.002	.16
16	LC-19 75-80	<.002	.06
17	LC-19 80-85	<.002	.12
18	LC-19 85-90	<.002	<.01
19	LC-19 90-95	<.002	.22
20	LC-19 95-100	<.002	.36
21	LC-19 100-105	<.002	.05
22	LC-19 105-110	<.002	.09
23	LC-19 110-115	<.002	.04
24	LC-19 115-120	.018	.28
25	LC-19 120-125	<.002	.48



1775 W. Saguaro Dr • P.O. Box 50106
Tucson Arizona 85703
(602) 622-4836

JOB NO. WEI [illegible]
July 3, 19[illegible]

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-19 125-130	<.002	.53
27	LC-19 130-135	.010	2.57
28	LC-19 135-140	.008	1.57
29	LC-19 140-145	.002	1.50
30	LC-19 145-150	.012	1.48
31	LC-19 150-155	.008	.77
32	LC-19 155-160	<.002	.25
33	LC-19 160-165	<.002	.07
34	LC-19 165-170	<.002	<.01
35	LC-19 170-175	<.002	<.01
36	LC-19 175-180	<.002	.63
37	LC-19 180-185	<.002	.20
38	LC-19 185-190	<.002	.68
39	LC-19 190-195	<.002	.20

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)

William L. Lehmbeck
Manager



SKYLINE LABS INC.

REPORT OF ANALYSIS

JOB NO. WEI 029
June 24, 1991
La Currita
LC-20 (0-80)
PAGE 1 OF 1

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 16 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-20 0-5	<.002	<.01
2	LC-20 5-10	.002	.05
3	LC-20 10-15	.002	<.01
4	LC-20 15-20	.004	.07
5	LC-20 20-25	.002	.08
6	LC-20 25-30	.006	.57
7	LC-20 30-35	.008	.94
8	LC-30 35-40	.008	1.14
9	LC-20 40-45	.004	.80
10	LC-30 45-50	.080	5.88
11	LC-20 50-55	.020	3.30
12	LC-20 55-60	.004	1.10
13	LC-20 60-65	.002	.47
14	LC-20 65-70	<.002	.17
15	LC-20 70-75	<.002	.15
16	LC-20 75-80	<.002	.04

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath

William L. [illegible]
Manager



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 031
June 27, 1991
KALAHARI RESOURCES
LA CURRITA PROJECT
LC-22 0-5 TO 275-280
PAGE 1 OF 3

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 56 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-22 0-5	<.002	<.01
2	LC-22 5-10	<.002	<.01
3	LC-22 10-15	<.002	<.01
4	LC-22 15-20	<.002	<.01
5	LC-22 20-25	<.002	<.01
6	LC-22 25-30	<.002	<.01
7	LC-22 30-35	<.002	<.01
8	LC-22 35-40	<.002	<.01
9	LC-22 40-45	<.002	<.01
10	LC-22 45-50	<.002	<.01
11	LC-22 50-55	<.002	<.01
12	LC-22 55-60	<.002	<.01
13	LC-22 60-65	<.002	<.01
14	LC-22 65-70	<.002	<.01
15	LC-22 70-75	<.002	<.01
16	LC-22 75-80	<.002	.07
17	LC-22 80-85	<.002	<.01
18	LC-22 85-90	<.002	.09
19	LC-22 90-95	<.002	<.01
20	LC-22 95-100	<.002	<.01
21	LC-22 100-105	<.002	<.01
22	LC-22 105-110	<.002	<.01
23	LC-22 110-115	<.002	<.01
24	LC-22 115-120	<.002	<.01
25	LC-22 120-125	<.002	<.01



SKYLINE LABS, INC.
1775 W. Sahuaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-22 125-130	<.002	<.01
27	LC-22 130-135	<.002	.06
28	LC-22 135-140	<.002	.02
29	LC-22 140-145	<.002	.13
30	LC-22 145-150	<.002	.07
31	LC-22 150-155	<.002	.25
32	LC-22 155-160	<.002	.18
33	LC-22 160-165	<.002	.14
34	LC-22 165-170	<.002	.05
35	LC-22 170-175	<.002	.11
36	LC-22 175-180	<.002	.04
37	LC 22 180 185	<.002	.13
38	LC-22 185-190	<.002	.03
39	LC-22 190-195	<.002	.06
40	LC-22 195-200	<.002	.26
41	LC-22 200-205	<.002	.60
42	LC-22 205-210	<.002	.05
43	LC-22 210-215	<.002	<.01
44	LC-22 215-220	<.002	.03
45	LC-22 220-225	<.002	.05
46	LC-22 225-230	.006	.04
47	LC-22 230-235	.004	.03
48	LC-22 235-240	<.002	.04
49	LC-22 240-245	<.002	.03
50	LC-22 245-250	<.002	.03



SKYLINE LABS, INC.
1775 W. [illegible] Dr • P.O. Box 50106
Tucson, Arizona [illegible]
(602) [illegible]

JOB NO. WEI 031
June 27, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
51	LC-22 250-255	<.002	.33
52	LC-22 255-260	.022	1.54
53	LC-22 260-265	<.002	.10
54	LC-22 265-270	<.002	.35
55	LC-22 270-275	<.002	1.54
56	LC-22 275-280	<.002	.74

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath

William L. Lehbeck
Manager

6/27/91



SKYLINE LABS, INC
[illegible] • P.O. Box [illegible]
[illegible] Arizona [illegible]
(60[illegible]) [illegible]

REPORT OF ANALYSIS

JOB NO. WEI 035
June 28, 1991
La Currita Project
LC-22 (280-360)
PAGE 1 OF 1

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 16 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-22 280-285	.002	.47
2	LC-22 285-290	.004	.78
3	LC-22 290-295	.006	1.01
4	LC-22 295-300	<.002	1.06
5	LC-22 300-305	.014	1.40
6	LC-22 305-310	.010	.76
7	LC-22 310-315	<.002	.16
8	LC-22 315-320	<.002	<.01
9	LC-22 320-325	<.002	.29
10	LC-22 325-330	<.002	.23
11	LC-22 330-335	<.002	.18
12	LC-22 335-340	<.002	.02
13	LC-22 340-345	<.002	<.01
14	LC-22 345-350	<.002	<.01
15	LC-22 350-355	<.002	<.01
16	LC-22 355-360	<.002	<.01

cc: Mr. Dwight C. Moore
Mr. A. W. Applegath

[illegible]
Manager 6/28/91

SKYLINE LABS. INC.
[illegible] • P.O. Box [illegible]
Tucson, Arizona 85705
[illegible]

REPORT OF ANALYSIS

JOB NO. WEI 04[illegible]
July 1, 1999
La Currita
LC-23 (0-235)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 20[illegible]
Albuquerque, NM 87110

Analysis of 47 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-23 0-5	.002	.23
2	LC-23 5-10	<.002	<.01
3	LC-23 10-15	<.002	<.01
4	LC-23 15-20	<.002	<.01
5	LC-23 20-25	<.002	<.01
6	LC-23 25-30	<.002	<.01
7	LC-23 30-35	<.002	<.01
8	LC-23 35-40	<.002	<.01
9	LC-23 40-45	<.002	<.01
10	LC-23 45-50	.002	<.01
11	LC-23 50-55	.004	<.01
12	LC-23 55-60	<.002	<.01
13	LC-23 60-65	<.002	<.01
14	LC-23 65-70	.006	<.01
15	LC-23 70-75	<.002	.02
16	LC-23 75-80	<.002	.01
17	LC-23 80-85	<.002	<.01
18	LC-23 85-90	<.002	.01
19	LC-23 90-95	<.002	<.01
20	LC-23 95-100	<.002	<.01
21	LC-23 100-105	<.002	<.01
22	LC-23 105-110	<.002	.01
23	LC-23 110-115	<.002	.01
24	LC-23 115-120	<.002	.03
25	LC-23 120-125	<.002	.22



SKYLINE LABS, INC.
1775 W. Sahuaro Dr • P.O Box 50106
Tucson Arizona 85703
(602) 622-4836

JOB NO. WEI 040
July 1, 1999

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-23 125-130	.002	.26
27	LC-23 130-135	.006	2.40
28	LC-23 135-140	.008	1.29
29	LC-23 140-145	<.002	.81
30	LC-23 145-150	.006	1.68
31	LC-23 150-155	.006	1.45
32	LC-23 155-160	.006	.81
33	LC-23 160-165	.010	.67
34	LC-23 165-170	<.002	.39
35	LC-23 170-175	.006	.75
36	LC-23 175-180	.046	2.38
37	LC-23 180-185	.090	4.75
38	LC-23 185-190	.095	4.19
39	LC-23 190-195	.030	2.45
40	LC-23 195-200	.016	1.95
41	LC-23 200-205	.026	3.09
42	LC-23 205-210	.024	2.40
43	LC-23 210-215	.032	2.29
44	LC-23 215-220	.008	.76
45	LC-23 220-225	<.002	.22
46	LC-23 225-230	<.002	<.01
47	LC-23 230-235	<.002	<.01

cc: Mr. Dwight G. Moore
Mr. A. W. Applegath
Mr. Jim Patterson (by fax)





SKYLINE LABS, INC.
1775 W. Sanuaro Dr • P O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 047
July 8, 1991
LC-24 145-235
PAGE 1 OF 1

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 18 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-24 145-150	.018	1.20
2	LC-24 150-155	.030	2.00
3	LC-24 155-160	.026	2.31
4	LC-24 160-165	.055	4.66
5	LC-24 165-170	.080	4.32
6	LC-24 170-175	.130	25.53
7	LC-24 175-180	.026	3.92
8	LC-24 180-185	.024	4.01
9	LC-24 185-190	.105	11.98
10	LC-24 190-195	.046	6.38
11	LC-24 195-200	.022	2.75
12	LC-24 200-205	.012	1.12
13	LC-24 205-210	.002	.25
14	LC-24 210-215	.004	.43
15	LC-24 215-220	.002	.89
16	LC-24 220-225	.002	.70
17	LC-24 225-230	<.002	.46
18	LC-24 230-235	.002	.60

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)



[illegible]



SKYLINE LABS, INC.

1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 048
July 9, 1991
KALAHARI RESOURCES
LA CURRITA PROJECT
LC-25 (0-335)
PAGE 1 OF 3

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 66 Drill Cutting Samples

		FIRE ASSAY	
		Au	Ag
ITEM	SAMPLE NUMBER	(oz/t)	(oz/t)
1	LC-25 0-5	.002	.53
2	LC-25 5-10	<.002	.11
3	LC-25 10-15	<.002	.04
4	LC-25 15-20	<.002	<.01
5	LC-25 20-25	<.002	.07
6	LC-25 25-30	<.002	.05
7	LC-25 30-35	<.002	.08
8	LC-25 35-40	<.002	<.01
9	LC-25 40-45	.004	.95
10	LC-25 45-50	<.002	<.01
11	LC-25 50-55 *	.000	.00
12	LC-25 55-60	<.002	<.01
13	LC-25 60-65	<.002	<.01
14	LC-25 65-70	<.002	<.01
15	LC-25 70-75	<.002	<.01
16	LC-25 75-80	<.002	.01
17	LC-25 80-85	<.002	<.01
18	LC-25 85-90	<.002	.14
19	LC-25 90-95	<.002	.02
20	LC-25 95-100	<.002	.01
21	LC-25 100-105	<.002	.06
22	LC-25 105-110	<.002	.03
23	LC-25 110-115	<.002	.04
24	LC-25 115-120	<.002	<.01
25	LC-25 120-125	.004	.18



SKYLINE LABS, INC.
1775 W. Sahuaro Dr • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 048
July 9, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-25 125-130	<.002	.06
27	LC-25 130-135	<.002	.10
28	LC-25 135-140	<.002	.01
29	LC-25 140-145	<.003	.07
30	LC-25 145-150	.006	.38
31	LC-25 150-155	<.002	.11
32	LC-25 155-160	.002	.15
33	LC-25 160-165	.002	.28
34	LC-25 165-170	.008	.44
35	LC-25 170-175	.008	1.23
36	LC-25 175-180	1.250	21.32
37	LC-25 180-185	.255	12.95
38	LC-25 185-190	.095	6.00
39	LC-25 190-195	.410	12.37
40	LC-25 195-200	.042	3.20
41	LC-25 200-205	.085	3.70
42	LC-25 205-210	.026	3.48
43	LC-25 210-215	.034	2.52
44	LC-25 215-220	.026	2.87
45	LC-25 220-225	.012	1.26
46	LC-25 225-230	.008	1.65
47	LC-25 230-235	.002	.84
48	LC-25 235-240	.012	1.49
49	LC-25 240-245	.002	.78
50	LC-25 245-250	.002	.30



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 048
July 9, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
51	LC-25 250-255	<.002	.21
52	LC-25 255-260	.004	.48
53	LC-25 260-265	.002	.38
54	LC-25 265-270	.002	.26
55	LC-25 270-275	<.002	.21
56	LC-25 275-280	<.002	.21
57	LC-25 280-285	.002	.80
58	LC-25 285-290	.002	.71
59	LC-25 290-295	.008	.83
60	LC-25 295-300	.014	.24
61	LC-25 300-305	.002	.32
62	LC-25 305-310	.012	1.70
63	LC-25 310-315	<.002	.13
64	LC-25 315-320	<.002	.12
65	LC-25 320-325	<.002	.20
66	LC-25 325-330	<.002	.09
67	LC-25 330-335	<.002	.13

*NOTE: Sample not received.

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)



William L. Lehmbeck
Manager



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 049
July 12, 1991
La Currita
LC-26 (0-360)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 72 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-26 0-5	<.002	<.01
2	LC-26 5-10	<.002	<.01
3	LC-26 10-15	<.002	<.01
4	LC-26 15-20	<.002	<.01
5	LC-26 20-25	<.002	<.01
6	LC-26 25-30	<.002	<.01
7	LC-26 30-35	<.002	<.01
8	LC-26 35-40	<.002	<.01
9	LC-26 40-45	<.002	<.01
10	LC-26 45-50	<.002	<.01
11	LC-26 50-55	<.002	<.01
12	LC-26 55-60	<.002	<.01
13	LC-26 60-65	<.002	<.01
14	LC-26 65-70	<.002	<.01
15	LC-26 70-75	<.002	<.01
16	LC-26 75-80	<.002	<.01
17	LC-26 80-85	<.002	<.01
18	LC-26 85-90	<.002	<.01
19	LC-26 90-95	<.002	<.01
20	LC-26 95-100	<.002	<.01
21	LC-26 100-105	<.002	<.01
22	LC-26 105-110	<.002	<.01
23	LC-26 110-115	<.002	<.01
24	LC-26 115-120	<.002	<.01
25	LC-26 120-125	<.002	<.01



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 049
July 12, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-26 125-130	<.002	<.01
27	LC-26 130-135	<.002	<.01
28	LC-26 135-140	<.002	<.01
29	LC-26 140-145	<.002	<.01
30	LC-26 145-150	<.002	<.01
31	LC-26 150-155	<.002	<.01
32	LC-26 155-160	<.002	<.01
33	LC-26 160-165	<.002	<.01
34	LC-26 165-170	<.002	<.01
35	LC-26 170-175	<.002	<.01
36	LC-26 175-180	<.002	<.01
37	LC-26 180-185	<.002	.07
38	LC-26 185-190	<.002	.03
39	LC-26 190-195	<.002	<.01
40	LC-26 195-200	<.002	<.01
41	LC-26 200-205	<.002	<.01
42	LC-26 205-210	<.002	<.01
43	LC-26 210-215	<.002	<.01
44	LC-26 215-220	<.002	<.01
45	LC-26 220-225	<.002	<.01
46	LC-26 225-230	<.002	<.01
47	LC-26 230-235	<.002	<.01
48	LC-26 235-240	<.002	<.01
49	LC-26 240-245	<.002	<.01
50	LC-26 245-250	<.002	<.01



SKYLINE LABS, INC.

1775 W Sahuaro Dr. • P.O Box 50106
Tucson, Arizona 85703
(602) 622-4836

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
51	LC-26 250-255	<.002	<.01
52	LC-26 255-260	<.002	.02
53	LC-26 260-265	<.002	<.01
54	LC-26 265-270	<.002	<.01
55	LC-26 270-275	<.002	<.01
56	LC-26 275-280	<.002	<.01
57	LC-26 280-285	<.002	<.01
58	LC-26 285-290	<.002	.01
59	LC-26 290-295	<.002	.02
60	LC-26 295-300	<.002	.07
61	LC-26 300-305	.002	.77
62	LC-26 305-310	.004	.68
63	LC-26 310-315	.002	.32
64	LC-26 315-320	.004	.83
65	LC-26 320-325	.002	.99
66	LC-26 325-330	.010	1.49
67	LC-26 330-335	.002	.23
68	LC-26 335-340	.002	1.13
69	LC-26 340-345	<.002	.12
70	LC-26 345-350	<.002	.09
71	LC-26 350-355	<.002	.20
72	LC-26 355-360	<.002	.39

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)

William H. Lembeck
Manager
James A. Martin



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 051
July 15, 1991
LA CURRITA PROJECT
LC-27 (0-300)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 60 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-27 0-5	<.002	<.01
2	LC-27 5-10	<.002	<.01
3	LC-27 10-15	<.002	.06
4	LC-27 15-20	<.002	<.01
5	LC-27 20-25	<.002	<.01
6	LC-27 25-30	<.002	<.01
7	LC-27 30-35	<.002	<.01
8	LC-27 35-40	<.002	<.01
9	LC-27 40-45	<.002	<.01
10	LC-27 45-50	<.002	<.01
11	LC-27 50-55	<.002	<.01
12	LC-27 55-60	<.002	<.01
13	LC-27 60-65	<.002	<.01
14	LC-27 65-70	<.002	<.01
15	LC-27 70-75	<.002	<.01
16	LC-27 75-80	<.002	<.01
17	LC-27 80-85	<.002	<.01
18	LC-27 85-90	<.002	<.01
19	LC-27 90-95	<.002	<.01
20	LC-27 95-100	<.002	<.01
21	LC-27 100-105	<.002	<.01
22	LC-27 105-110	<.002	<.01
23	LC-27 110-115	<.002	<.01
24	LC-27 115-120	<.002	<.01
25	LC-27 120-125	<.002	<.01



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-27 125-130	<.002	<.01
27	LC-27 130-135	<.002	<.01
28	LC-27 135-140	<.002	<.01
29	LC-27 140-145	<.002	<.01
30	LC-27 145-150	<.002	<.01
31	LC-27 150-155	<.002	<.01
32	LC-27 155-160	<.002	<.01
33	LC-27 160-165	<.002	<.01
34	LC-27 165-170	<.002	<.01
35	LC-27 170-175	<.002	<.01
36	LC-27 175-180	<.002	<.01
37	LC-27 180-185	<.002	<.01
38	LC-27 185-190	<.002	<.01
39	LC-27 190-195	<.002	<.01
40	LC-27 195-200	<.002	<.01
41	LC-27 200-205	<.002	<.01
42	LC-27 205-210	<.002	<.01
43	LC-27 210-215	<.002	<.01
44	LC-27 215-220	<.002	<.01
45	LC-27 220-225	<.002	<.01
46	LC-27 225-230	<.002	<.01
47	LC-27 230-235	<.002	<.01
48	LC-27 235-240	<.002	<.01
49	LC-27 240-245	<.002	<.01
50	LC-27 245-250	<.002	<.01



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 051
July 15, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
51	LC-27 250-255	<.002	<.01
52	LC-27 255-260	<.002	<.01
53	LC-27 260-265	<.002	<.01
54	LC-27 265-270	<.002	<.01
55	LC-27 270-275	<.002	<.01
56	LC-27 275-280	<.002	<.01
57	LC-27 280-285	<.002	<.01
58	LC-27 285-290	<.002	<.01
59	LC-27 290-295	<.002	<.01
60	LC-27 295-300	<.002	<.01

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)

William [illegible] Lehmbeck
Manager



SKYLINE LABS, INC.

1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson. Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI   053
July 18, 1991
La Currita
LC-27 (0-580)
PAGE 1 OF. 3

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 56 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
1	LC-27 300-305	<.002	<.01
2	LC-27 305-310	<.002	<.01
3	LC-27 310-315	<.002	<.01
4	LC-27 315-320	<.002	<.01
5	LC-27 320-325	<.002	<.01
6	LC-27 325-330	<.002	<.01
7	LC-27 330-335	<.002	.03
8	LC-27 335-340	<.002	<.01
9	LC-27 340-345	<.002	<.01
10	LC-27 345-350	<.002	<.01
11	LC-27 350-355	<.002	<.01
12	LC-27 355-360	<.002	<.01
13	LC-27 360-365	<.002	<.01
14	LC-27 365-370	<.002	<.01
15	LC-27 370-375	<.002	<.01
16	LC-27 375-380	<.002	<.01
17	LC-27 380-385	<.002	<.01
18	LC-27 385-390	<.002	<.01
19	LC-27 390-395	<.002	<.01
20	LC-27 395-400	<.002	<.01
21	LC-27 400-405	<.002	<.01
22	LC-27 405-410	<.002	<.01
23	LC-27 410-415	<.002	<.01
24	LC-27 415-420	<.002	<.01
25	LC-27 420-425	<.002	<.01



SKYLINE LABS, INC.

1775 W. Sahuaro Dr. ● P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
26	LC-27 425-430	<.002	<.01
27	LC-27 430-435	<.002	.21
28	LC-27 435-440	<.002	.82
29	LC-27 440-445	<.002	.28
30	LC-27 445-450	<.002	.54
31	LC-27 450-455	<.002	.19
32	LC-27 455-460	<.002	.20
33	LC-27 460-465	.002	.31
34	LC-27 465-470	.006	.34
35	LC-27 470-475	.004	.82
36	LC-27 475-480	.010	1.15
37	LC-27 480-485	.014	1.36
38	LC-27 485-490	.008	1.03
39	LC-27 490-495	.022	1.89
40	LC-27 495-500	.024	2.16
41	LC-27 500-505	.022	3.03
42	LC-27 505-510	.010	1.62
43	LC-27 510-515	.085	2.50
44	LC-27 515-520	.006	.14
45	LC-27 520-525	.004	.24
46	LC-27 525-530	.004	.26
47	LC-27 530-535	<.002	<.01
48	LC-27 535-540	.004	.26
49	LC-27 540-545	.006	.42
50	LC-27 545-550	<.002	<.01

(handwritten: 1.23-71 5MTS) — brace grouping items 41-43

(handwritten: 2.7-75 1.5MTS) — brace grouping items 41-43



SKYLINE LABS, INC.

1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 053
July 18, 1991
PAGE 3 OF 3

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	Ag (oz/t)
51	LC-27 550-555	<.002	<.01
52	LC-27 555-560	<.002	.06
53	LC-27 560-565	.002	.05
54	LC-27 565-570	<.002	<.01
55	LC-27 570-575	<.002	<.01
56	LC-27 575-580	<.002	<.01

cc: Mr. A.W. Applegath
    Mr. Dwight G. Moore
    Mr. Jim Patterson (by fax)





SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. [illegible]
July 16, 1991
LC-28 (0-320)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 64 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-28 0-5	<.002	<.01
2	LC-28 5-10	<.002	.03
3	LC-28 10-15	<.002	<.01
4	LC-28 15-20	<.002	<.01
5	LC-28 20-25	<.002	<.01
6	LC-28 25-30	<.002	<.01
7	LC-28 30-35	<.002	<.01
8	LC-28 35-40	<.002	<.01
9	LC-28 40-45	<.002	<.01
10	LC-28 45-50	<.002	<.01
11	LC-28 50-55	<.002	<.01
12	LC-28 55-60	<.002	<.01
13	LC-28 60-65	<.002	<.01
14	LC-28 65-70	<.002	<.01
15	LC-28 70-75	<.002	<.01
16	LC-28 75-80	<.002	.01
17	LC-28 80-85	<.002	<.01
18	LC-28 85-90	<.002	<.01
19	LC-28 90-95	<.002	<.01
20	LC-28 95-100	.004	<.01
21	LC-28 100-105	<.002	<.01
22	LC-28 105-110	<.002	<.01
23	LC-28 110-115	<.002	<.01
24	LC-28 115-120	<.002	<.01
25	LC-28 120-125	<.002	<.01

Charles E. Thompson
Arizona Registered Assayer No. 5427

William L. Lehmbeck
Arizona Registered Assayer No. 9425

James A. Martin
Arizona Registered Assayer No. 11122



SKYLINE LABS, INC.
1775 W Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 052
July 16, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-28 125-130	<.002	<.01
27	LC-28 130-135	<.002	<.01
28	LC-28 135-140	<.002	<.01
29	LC-28 140-145	<.002	.01
30	LC-28 145-150	<.002	<.01
31	LC-28 150-155	<.002	<.01
32	LC-28 155-160	<.002	<.01
33	LC-28 160-165	<.002	<.01
34	LC-28 165-170	<.002	<.01
35	LC-28 170-175	<.002	<.01
36	LC-28 175-180	<.002	<.01
37	LC-28 180-185	<.002	<.01
38	LC-28 185-190	<.002	<.01
39	LC-28 190-195	<.002	<.01
40	LC-28 195-200	<.002	<.01
41	LC-28 200-205	<.002	.01
42	LC-28 205-210	.002	.05
43	LC-28 210-215	<.002	.03
44	LC-28 215-220	.002	.08
45	LC-28 220-225	.008	2.82
46	LC-28 225-230	.008	2.63
47	LC-28 230-235	.002	.94
48	LC-28 235-240	.002	.62
49	LC-28 240-245	.002	.63
50	LC-28 245-250	.008	1.17



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 052
July 16, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
51	LC-28 250-255	.026	3.89
52	LC-28 255-260	.016	2.56
53	LC-28 260-265	.032	3.52
54	LC-28 265-270	.038	3.28
55	LC-28 270-275	.022	2.04
56	LC-28 275-280	.105	4.79
57	LC-28 280-285	.022	2.56
58	LC-28 285-290	.042	1.87
59	LC-28 290-295	.026	1.75
60	LC-28 295-300	.012	1.54
61	LC-28 300-305	.006	.77
62	LC-28 305-310	<.002	.14
63	LC-28 310-315	<.002	<.01
64	LC-28 315-320	<.002	<.01

cc: Mr. A. W. Applegath
Mr. D. G. Moore, Jr.
Mr. Jim Patterson (by fax)



REGISTERED ASSAYER CERTIFICATE NO. 9425 WILLIAM L. LEHMBECK

William L. Lehmbeck
Manager 7/16/91



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

REPORT OF ANALYSIS

JOB NO. WEI 050
July 13, 1991
La Currita
LC-29 (0-200)

KALAHARI RESOURCES, INC.
Attn: Mr. William Sullivan
4001 Indian School Road, N.E.
Suite 200
Albuquerque, NM 87110

Analysis of 40 Drill Cutting Samples

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
1	LC-29 0-5	<.002	<.01
2	LC-29 5-10	<.002	<.01
3	LC-29 10-15	<.002	<.01
4	LC-29 15-20	<.002	<.01
5	LC-29 20-25	<.002	<.01
6	LC-29 25-30	<.002	<.01
7	LC-29 30-35	<.002	.52
8	LC-29 35-40	<.002	.11
9	LC-29 40-45	<.002	<.01
10	LC-29 45-50	<.002	<.01
11	LC-29 50-55	<.002	<.01
12	LC-29 55-60	<.002	<.01
13	LC-29 60-65	<.002	.26
14	LC-29 65-70	<.002	.18
15	LC-29 70-75	<.002	.01
16	LC-29 75-80	<.002	<.01
17	LC-29 80-85	<.002	.05
18	LC-29 85-90	<.002	<.01
19	LC-29 90-95	<.002	.01
20	LC-29 95-100	.002	.04
21	LC-29 100-105	.016	3.21
22	LC-29 105-110	.030	4.22
23	LC-29 110-115	.016	1.64
24	LC-29 115-120	.012	1.67
25	LC-29 120-125	.006	1.22



SKYLINE LABS, INC.
1775 W. Sahuaro Dr. • P.O. Box 50106
Tucson, Arizona 85703
(602) 622-4836

JOB NO. WEI 050
July 13, 1991

ITEM	SAMPLE NUMBER	FIRE ASSAY Au (oz/t)	FIRE ASSAY Ag (oz/t)
26	LC-29 125-130	.020	3.29
27	LC-29 130-135	.032	4.11
28	LC-29 135-140	.014	2.41
29	LC-29 140-145	<.002	.34
30	LC-29 145-150	.002	.43
31	LC-29 150-155	.004	1.41
32	LC-29 155-160	<.002	.58
33	LC-29 160-165	<.002	.37
34	LC-29 165-170	<.002	.16
35	LC-29 170-175	<.002	<.01
36	LC-29 175-180	<.002	.09
37	LC-29 180-185	<.002	.01
38	LC-29 185-190	<.002	.15
39	LC-29 190-195	<.002	.15
40	LC-29 195-200	<.002	<.01

cc: Mr. A.W. Applegath
Mr. Dwight G. Moore
Mr. Jim Patterson (by fax)



Appendix G

La Currita Project, Preliminary Diamond Drill Hole Program, Chihuahua, Mexico

June 1998

K.J. Konkin, P. Geo

Silver Standard Resources

1180-999 West Hastings Street

Vancouver, British Columbia

V6C2W2

At Silver Reef in southwestern Utah, Silver Standard commenced testing this project's potential for silver-copper mineralization analogous to the Troy Mine in Montana. If our early success continues, Silver Reef could add substantial silver resources to Silver Standard's asset base.

In early 1998, we announced the option of a small silver-gold producer in the State of Chihuahua in northern Mexico. The La Currita Mine, developed over a high-grade silver-gold vein, has never been comprehensively explored, although there is evidence of significant mineralization. Silver Standard plans to aggressively explore and develop this property during 1998 and, if warranted, exercise the option and substantially increase production.

1998 outlook

From a corporate perspective, the company maintained a high profile among Canadian and U.S. investors through investor conferences and mailings. Following the resignation of Christopher M.T. Thompson who had been involved with the growth of Silver Standard since 1994, the board appointed James E. Askew, president of International Mining and Finance Company, as a director. Mr. Askew's background in mining, project development and finance will be valuable as Silver Standard advances its projects to production.

At year-end 1997, Silver Standard had working capital of $3.1 million. In January 1998, the company set out to raise additional funds, and announced a special warrant financing in February that will gross $3.46 million. Assuming that market conditions remain strong, Silver Standard will likely raise another $6 - $7 million in 1998 which, together with existing funds and the exercise of warrants related to an early 1997 private placement, would provide the company with more than adequate working capital through to 1999.

With a sound financial footing, Silver Standard will then be in a position to accelerate the pace of exploration and development in 1998 and 1999. In addition to drilling at Mudgee, further drilling is planned at El Asiento, Silver Reef and La Currita. We are also looking at additional project acquisitions in Latin America, Australia and Far East Russia.

In short, Silver Standard is poised for rapid advancement during 1998 which is expected to be matched by heightened investor interest in silver as prices firm. We look forward to the continued involvement of long-time shareholders and welcome the support of our many new shareholders.



[illegible] of the board

Robert A. Quartermain
President and Chief Executive Officer

March 31, 1998

silver standard in brief

corporate objective Silver Standard Resources Inc. is one of a few pure silver exploration companies in North America focused on the acquisition and development of silver resources globally. The company's objective since 1994 has been to acquire in-ground silver resources of at least 250 million ounces, owned and under option, and to become a silver producer during 1998.

history Silver Standard was incorporated in 1946 and has been involved in the exploration for and production of precious metals for 51 years. Since its inception, the company has earned a reputation for integrity and professionalism in the resource industry. Teck Corporation, a multinational mining company, has been a significant shareholder of Silver Standard since 1969.

today Silver Standard now has a portfolio of properties in Australia, Bolivia, Mexico, the United States and Far East Russia. Among the advanced properties – Mudgee in Australia, La Currita in Mexico, Lunnoe and Arylach in Russia, and El Asiento in Bolivia – silver resources, owned and under option, now exceed 175 million ounces, or approximately 10 ounces per share on a fully diluted basis.

The company has a strong balance sheet, with cash and short-term investments totalling $4.0 million at year-end and no debt. Silver Standard is traded on the Vancouver Stock Exchange (SSO-V), where it ranks as that exchange's longest continuously traded public company, and on the NASDAQ SmallCap Market (SSRIF). Silver Standard has a market capitalization in excess of US$60 million and its common shares are widely held among North American retail investors and a growing list of recognized fund managers.

Silver Standard completed the acquisition of the 60-million ounce Mudgee project, as well as its first exploration program on the property.

Silver Standard has an option to earn a 50% interest in GEOLOG, a Russian joint stock company that owns two significant silver deposits in Magadan Oblast. On the Lunnoe deposit, a world class silver-gold resource, Kilborn Engineering Pacific Ltd. completed a draft of a prefeasibility study.

In Bolivia, Silver Standard continued the first modern, comprehensive exploration program on El Asiento. The company has determined that the project has potential to host a small silver-gold mining operation.

The company acquired 24.5% of the Silver Reef project in Utah, with an option to increase this to 100%, and completed two rounds of drilling on the silver-copper property.

Three financings added a total of $6.6 million to the company's treasury during fiscal 1997, and another completed subsequent to year-end will add a further $3.5 million. At year end, Silver Standard had $4.0 million in cash and short-term investments.

1998 plans

+ Advance the Mudgee project through feasibility.

+ Continue work at the Lunnoe project to meet licence requirements for production by the year 2001. Efforts are continuing to reduce project capital, operating costs, and taxes.

+ Complete the acquisition of the La Currita Mine and others in Mexico to add production to Silver Standard's assets.

+ Continue assessment of El Asiento and Silver Reef and acquisition of other advanced and early stage silver properties to meet the company's objective of 250 million ounces of silver, owned and under option.

+ Continue to maintain Silver Standard's profile as a highly leveraged silver resource company.

PRODUCTION La Currita, Mexico

location
The La Currita Mine is located in the Llanitos District 10 kilometres northwest of the village of Temoris in south-western Chihuahua State. Accessible by road and rail, La Currita has produced approximately 250,000 tonnes of silver-gold mineralization since 1986 from a vein exposed over 1,100 metres.

geology and current resources
Hosted by volcanics and volcanoclastics, the La Currita vein system is up to 10 metres wide and carries pyrite, acanthite, chalcopyrite, sphalerite, galena, native gold and electrum. Work to date has tested the vein to a depth of only 80 metres below surface. Inferred resources are estimated at 780,000 tonnes grading 200 grams of silver and 2.0 grams of gold per tonne, for a total of 7.8 million ounces of silver-equivalent.

Silver Standard's consultant has estimated La Currita's geological resource potential to be in excess of 30 million ounces of silver-equivalent to a depth of 250 metres. The zone is open to the southeast and at depth.

acquisition agreement
Under the terms of the option agreement, Silver Standard must make staged cash payments totalling US$1.0 million by September 3, 2001. The vendors have agreed to a six-month due diligence period during which Silver Standard will have the exclusive right to explore for additional silver resources, and to audit the vendors' records and financial statements. On or before completion of the due diligence period, Silver Standard may become operator of the mine, in which case Silver Standard will pay a net smelter royalty of 2% to the vendors during the option period.

1998 plans
On completion of the option period, Silver Standard has the right to purchase the assets and the concessions for US$2.5 million, in addition to a net smelter royalty of 2% during the effective life of the concessions. This royalty may be purchased for US$500,000. Silver Standard is planning an aggressive drilling and underground development program to confirm and upgrade silver resources, and to expand production and recoveries from the 100 ton-per-day operation. Silver production in 1998 is estimated at 225,000 ounces of silver-equivalent from the existing plant, with significant increases anticipated in 1999.

EXPLORATION La Morelense, Mexico

location
The La Morelense concession is located in the Tuxtlas region of the State of Veracruz, approximately 150 kilometres southeast of the city of Veracruz. Accessible by four-wheel drive, the 84-hectare property is a large coincident silver-lead soil geochemical anomaly. Samples from a mineralized lens averaged 250 to 300 grams of silver per tonne over a true thickness of 1.5 metres. An underlying tuff averaged 20 grams of silver per tonne over 5 metres.

1997 work
A total of seven short diamond drill holes were drilled in two programs during 1997. The better results included 1,055 grams of silver per tonne over 1.5 metres in hole LMD97-03 and 543.0 grams of silver per tonne over 3.0 metres in hole LMD97-05.

The property is located in a natural protected area and Silver Standard has held discussions with Mexican mining and environmental authorities to determine the mineability of the property should the company's exploration activities prove successful. Silver Standard has been advised by these authorities that a decision as to the mineability of the property will be made in the coming months.

Silver Standard can earn a 100% interest in the property through payments of US$155,000 over 48 months, a US$50,000 payment on the commencement of commercial production and a 2% net smelter return capped at US$4.0 million. Silver Standard has agreed to pay obligations on behalf of the vendors out of funds due to them. All such payments have been suspended pending the government's decision on mineability of the property.

LA CURRITA PROJECT

Preliminary Diamond Drill Hole Program

Chihuahua, Mexico

For: **Silver Standard Resources Inc.**

1180 - 999 West Hastings Street
Vancouver, B.C.
V6C 2W2

By: K.J. Konkin, P. Geo.

June, 1998



SILVER STANDARD RESOURCES INC.

LA CURRITA PROJECT

Chihuahua, Mexico

LOCATION MAP

| JUL. 1998 | SCALE AS SHOWN | FIGURE 1 |



LA CURRITA
LONGITUDINAL
SECTION

LEGEND

Mined out

Unmined

Drift or Ramp

1998 DDH Pierce Point
Au (g/T) / Ag(g/T)
width (meters)

NW

SE

NORTH CHUTE

SOUTH CHUTE

NEW
CROSS-CUT

20 meters
8.12/177
2.0

40 meters
2.65/184
3.25

0   100
meters


10100
10000
9900N
9800N
9700N
BANCO UNO
BANCO DOS
CAMINO
BANCO TRES
AREA MINADA
ELEVACION 1300 MSNM
REBAJE NORTE
NIVEL 4 N
NIVEL 5 N
RAMPA N
RAMPA 2
RAMPA 1
AVANCE A JULIO 04
1200 M
BNO LCD-02
BNO LCD-01
BNO LCD-05
BNO LCD-08
BANCO UNO SULEMA
CAMINO
NIVEL 3 S
ARROYO
REBAJE SUR.
NIVEL 4 S
SOCAVON DE ACCESO
NIVEL 5 S
RAMPA 2 S
RAMPA 3 S
RAMPA S
TIRO
CONTRAPOZO 9775 N
NIVEL 5½

ESCALA GRAFICA

0 10 25 50 100

M E T R O S

MODIFICADO DE:
PROY. BARRENACION, KALAHARI, R. JUL-91
SECC. LONGITUDINAL, SSM. ABR.-98

SILVER STANDARD MEXICO, S.A. DE C.V.

UNIDAD MINERA LA CURRITA

VETA LA CURRITA

AVANCE DE OBRA MINERA Y BARRENACION

SECCION LONGITUDINAL AZ-330°
VMS ESC. 1:2000

INTRODUCTION

This report is based upon eight diamond drill holes completed on the La Currita property during May by Silver Standard Mexico, S.A. de C.V. The program was designed to test the northern and southern strike extensions as well as down dip projections of mineralized ore-shoots within the Sulema Vein. Current production is approximately 80-100 t.p.d. of quartz- carbonate ore that averages 187 g/t silver and 2.22 g/t gold. In addition to the drill program, an underground rock-chip sampling program was also conducted from February to July 1998. Silver Standard personnel and the drill crew were housed at the mine site for the duration of the programs.

Location And Access

La Currita is located in the southwestern portion of Chihuahua near the town of Temoris, 27° 15' north latitude and 108° 20' west longitude, approximately 265 kilometres southwest of Chihuahua City (Figure 1) Road access is excellent up to San Rafael by paved road but from San Rafael to Temoris the road is gravel and is often in only fair to poor condition. During the winter months and rainy season, use of a 4-wheel-drive truck is strongly recommended. From Temoris, the property is 10 kilometres to the northwest and is easily accessible by two-wheel drive truck. The mine site has a small airstrip sufficient to land small bush planes. The flight from Chihuahua takes about 1.5 hours while the drive takes about 8.5 - 9.0 hours. The Pacific Railroad also services Temoris, connecting Chihuahua to the coast at Los Mochis in Sinaloa.

Climate, Vegetation And Physiography

The property lies within the Sierra Madre Occidental Province within the Barrancas Sub-province. The climate for this region is classified as sub-humid temperate to sub-humid semi-cold. The temperatures range up to 44° C during the summer months but can dip below the freezing point from November to February. Light to moderate snowfall occurs during the winter months but is generally restricted to the higher elevations. Fortunately La Currita is located between 1070 to 1500 metres above sea level and snowfall at the mine site is rare. The mean annual precipitation is 400 mm. most of which occurs during the rainy summer months of July to September. Sporadic heavy rains may occur daily [illegible]

The region is typified by steeply incised ravines and canyons within moderate to steep mountainous terrain. The major creek in the valley nearest to the mill site approximately two kilometres to the south provides sufficient year-round water supply for current mining and development needs, however, during the dry months just before the rainy season, the flow rate slows to a trickle and is barely sufficient to maintain the existing production rate. Other water sources or wells may need to be considered for any increased production plan. The immediate area surrounding the mine site is covered by thorny scrub brush and small oak trees but several kilometres to the east, large stands of pine and oak forests are common. Wood for timbering and mining needs is abundant.

(4)

Claim Description And Property Title

La Currita is comprised of eight concessions totalling approximately 547 hectares within the District of Morelos and the municipality of Guazapares (Figure 2).

Table I gives the pertinent titles and concession sizes.

TABLE I: LIST OF CONCESSIONS		
Concession	Title Number	Area (hectares)
El Rosario	185236	10.9568
El Royal	192066	71.3440
Dos Naciones	191856	197.2547
El Mocho	189278	62.3170
La Curra	186172	37.6593
Uruapa Dos	185961	121.6525
La Currita	Exp 2515(*)	13.8815
Sulema 2	191332	15.8280
Ampl. Sulema 2	186523	16.0625
	Total	546.9361

*application currently being processed at the mining agency in Temoris.

The concessions are 100% owned by a private Mexican mining company, Ibance. División Minas, S.A. de C.V. located in Chihuahua Silver Standard Mexico, S.A de C.V. has entered into an option agreement with Ibance in order to purchase 100% of the claims.





DOS NACIONES

LA
CURRA

LA
CURRITA

EL ROSARIO

SULEMA

DOS

Sulema Vein

ROYAL

HURUAPA
II



0   500   1000

METRES

SILVER STANDARD RESOURCES INC.
LA CURRITA PROJECT
Chihuahua Mexico
CLAIM MAP

| JUL. 1998 | SCALE:1: 25,000 | FIGURE 2 |

History

Approximately twelve years ago, claims encompassing the Sulema vein had been purchased by Jim Patterson and his American partner. At that time, the vein only had some minor pits and open cuts across the top of the system; the vein was essentially high-graded by gambasinos removing very little tonnage. Initially, Jim and his partner began the operation as a 40 t.p.d. gravity/floatation mill circuit but increased the milling capacity to 120 t.p.d. in 1993. Several years ago, Jim Patterson's partner unfortunately passed away and Jim brought in Ibance as his new partner. Since 1986, the mine has been in continuous production. To date, approximately 250,000 to 300,000 tonnes of material has been mined to a depth of 100 - 120 vertical metres from surface along three principle levels and six sub-levels along a 440 metre long strike length. Table II summarizes the 1994 to recent production for the La Currita mine (Thomas, 1998).

The vein has been selectively mined in an erratic fashion over two to ten metre widths. Access to the current workings is through the Number Five Level Portal. The ore is mucked out of the stopes by shovel then picked up by a one-yard scoop and transported to the portal entrance where the ore is loaded and trucked to the mill. The select mining does not use any formal rock-chip sampling program to guide the miners but rather enlists the assistance from "prospectors" who search for high-grade mineralization by simply crushing and planning the most attractive material, searching for silver and gold.

In 1991, Kalahari Resources Inc. optioned the property and completed 29 RC drill holes, then subsequently dropped the program. At the time Kalahari Resources Inc. was experiencing financial difficulties and was unable to keep the project (Jim Patterson, pers. comm.). Table III contains a summary of the RC drill hole results.

TABLE II: PRODUCT SUMMARY

Year	Ore Processed (tonnes)	Ore Processed t/day	Head Grade Ag	Head Grade Au	Recovery Ag	Recovery Au	Tons Concentrate Produced	Concentrate Grade Ag	Concentrate Grade Au	Ounces Contained Ag	Ounces Contained Au	Ag Equivalent Ounces*
1994	21,739	60	211	2.62	65.2%	82.9%	62.6	47,754	754	96,095	1,517	171,959
1995	32,476	89	199	2.33	67.1%	82.5%	83.8	51,713	745	139,372	2,008	239,764
1996	36,769	101	200	2.23	70.3%	81.0%	96.7	53,456	687	166,190	2,135	272,918
1997	28,542	78	140	1.78	69.7%	80.2%	60.7	45,882	671	89,492	1,309	154,950
Total 1994 1997	119,526	82	187	2.22	68.2%	81.7%	303.8	50,288	714	491,149	6,969	839,592
Jan 1-May 10, 1998	10,110	78	234	3.63	75.3%	85.3%	41.1	43,379	762	57,324	1,007	107,691
TOTAL 1994 PRESENT	129,636	82	191	2.33	68.9%	82.1%	344.9	49,464	719	548,472	7,976	947,283
1998 Projected Year End	28,386	78	234	3.63	75.3%	85.3%	115.4	43,379	762	160,947	2,828	302,364

*Ag/Au ratio for silver equivalent = 50

(After P. Thomas, 1998)

TABLE III - 1991 RC HOLE PROGRAM - SUMMARY OF RESULTS

Hole #	Interval feet		Interval metres		True width	Au g/tonne	Ag g/tonne
1	5	10	1.52	3.05	1.0	1.89	176
2	120	200	36.58	60.96	21.8	1.51	149
3	240	245	73.15	74.67	1.0	0.89	116
4	85	100	25.91	30.48	4.0	2.08	221
5	150	170	45.72	51.82	4.0	1.88	190
6	50	55	15-24	16.76	1.1	1.90	131
8	95	115	28.96	35.05	6.0	1.52	97
9	175	185	53.34	56.39	2.2	1.89	127
10	60	70	18.29	21.34	2.8	1.30	166
11	105	125	32.00	38.10	3.6	1.71	184
12	175	195	53.34	59.44	3.8	9.99	212
13	105	110	32.00	33.53	1.5	2.23	120
14	135	180	41.15	54.86	8.9	7.95	227
15	100	105	30.48	32.00	1.5	4.46	117
16	80	85	24.38	27.43	1.5	0.89	82
17	missing data						
18	195	215	59.44	65.53	4.9	1.77	197
19	130	135	39.62	41.15	1.0	0.34	88
20	45	50	13.72	15.24	1.4	2.74	202
22	255	260	77.72	79.24	1.0	0.75	53
23	180	190	54.86	57.91	2.1	3.17	158
24	160	195	48.77	59.44	6.1	2.28	298
25	175	205	53.34	62.48	5.0	12.21	840
26	325	330	99.06	100.58	1.0	0.34	51
27	510	515	155.4	156.97	1.3	2.91	86
28	275	280	83.82	85.34	1.1	3.60	164
29	130	135	39.62	41.15	1.1	1.10	141

The only other technical work conducted on the Sulema vein was by Rebecca Miller in 1989 (M.Sc. Thesis, University of El Paso, Texas). This report explores several of the veins within the Llanitos area and presents the geological setting and mineralization for these veins.

<u>Work Program</u>

The principle focus of the 1998 work program was to sample and map the underground workings in order to identify the high-grade ore-shoots so that a diamond drill hole program could be designed to intercept these shoots at depth and possibly along their strike extensions. Concurrent with the underground sampling program, the surface was also mapped and sampled as well. After spending February, March and April evaluating the Sulema vein, an eight hole diamond drill program was initiated on May 1st 1998. The HQ and NQ diamond drill hole program ended on May 31st 1998. A total of 1332 metres of core was extracted from holes ranging in length from 79.3 to 214.6 metres.

The vein intersections and associated stringer/stockwork zones were split and shipped to the Chemex Labs in Chihuahua for analysis. The diamond drill rig was contracted from Major Drilling in Hermosillo. A trailer-mount Christensen 1000 rig was utilized and a John Deere 450 bulldozer was used to move the drill while a D-6 bulldozer working in the area was hired to clear out existing roads and to build drill pad sites. Core recovery was generally good but the ground was difficult to drill as 28 diamond bits were used to complete the job.

The drill crew utilized the mine site's bunk house while Silver Standard was given the use of a two bedroom house for accommodations which also served as a field office. Communications to the Silver Standard field office was by the use of a satellite telephone/fax.

The mine site utilizes an HF radio for communication with their base located in Chihuahua. Most of the mine supplies are trucked in from Chihuahua on backhauls with the concentrate truck or if urgent sent in by bush-plane to the mine's small airstrip. Fuel is trucked in from Chihuahua or Cuauhtemoc which ever is the cheapest at the time; in the past the railway was a reliable system for hauling diesel fuel to Temoris but that became very unreliable and the system was abandoned.

The La Currita mine site supports a small community of 50-60 workers with their families housed in 30-40 small, primitive houses. Included are a couple of very small stores that service the community for some minor supplies. Temoris is the nearest sizable town with groceries, supplies and a telephone system.

REGIONAL GEOLOGY

The project is located within the western limit of the Sierra Madre Occidental Province (Figure 3). This region is mostly comprised of mountainous Cretaceous and Tertiary volcanics that also form large mesas, steep canyons and ravines. The thick sequence of volcanic rocks have been separated into two major divisions; the Lower Volcanic Complex and Upper Volcanic Series, respectively they exceed 3.0 kilometres and 1.5 kilometres in thickness.

The Lower Volcanic Complex is composed of andesite dominant Cretaceous to Lower Tertiary volcanics ranging in age from 100 to 45 million year old. The Upper Volcanic Series is composed of a rhyolite dominate lower Tertiary to Mid-Tertiary volcanics ranging in age from 45 to 24 million years old. These volcanics constitute some of the world's largest extrusive sequences as the rhyolitic Tertiary sub-horizontal ignimbrites extend from the Mexican-USA border, south to Jalisco for some 1200 kilometres and spans 250 kilometres across.

Several small plutons and stocks of Cretaceous to lower Tertiary age intrude the over-lying Lower Volcanic Series. These intrusions are part of Pacific Coast Batholith Complex and range from dioritic to granitic but are generally granodioritic in composition. These are the largest and most common plutons in the area ranging in age from 120 to 45 million years old. Younger and smaller intrusives of granites (40 million years old) intrude into the earlier stages of the Upper Volcanic Complex, but are much more rare.

The most complete section of the Lower Volcanic Complex is exposed in the centre of the State where over 3000 metres thickness of this sequence has been measured. The base of the series is composed of mafic flows overlain by volcanoclastic sediments and minor sub-arial rhyolitic tuffs dating 68 million years old. This is capped by andesites and welded rhyolite tuffs of Lower Tertiary ages.

An angl   unconformity separates the Lower Volcanic Complex from the overlying Upper Volcanic Series. These latter rocks are the youngest encountered in the region and forms a huge sub-horizontal mesa dominated by rhyolitic ignimbrites and moderate to strong welded rhyodacite tuffs. Capping the 1500 metre thick sequence is a minor subordinate basalt. Also andesites, rhyolite domes and volcanoclastic sediments occur within the series.

13



110°
108°
106°
104°
30°
28°
26°
Juarez
Porvenir
Rio Bravo
U.S.A.
SONORA
Madera
SIERRA MADRE OCCIDENTAL
Chihuahua
Camargo
Carsel
Temoris
Cuachochi
Parral
Jimenez
COAHUILA
LA CURRITA PROPERTY
SINALOA
DURANGO

LEGEND

VOLCANICS

Upper Tertiary–Quartenary

Mid Tertiary

Cretaceous–Lower Tertiary

INTRUSIVES

Mid Tertiary

Cretaceous–Lower Tertiary

0 50 100 150

Kilometres

SILVER STANDARD RESOURCES INC.

LA CURRITA PROJECT

Chihuahua, Mexico

REGIONAL GEOLOGY

JUL. 1998	SCALE: AS SHOWN	FIGURE 3

LOCAL GEOLOGY AND MINERALIZATION

The Sulema Vein is hosted by a series of andesitic flows and breccias from the Lower Volcanic Complex of the Sierra Madre Occidental Province. These rocks are Cretaceous to Lower Tertiary age and include maroon and green porphyritic andesite (trachytic), agglomerate volcanoclastic red beds, brecciated porphyritic andesite, porphyritic ash tuff, lithic tuffs-greywacke and minor amygdaloidal andesite. Most of the medium to dark green-grey andesitic volcanics are weakly to moderately magnetic while the maroon-brown coloured volcanics are non-magnetic.

Structurally, the vein occurs along a 330° striking shear zone, dipping 55° to the northeast. (Figure 4). Minor post-mineral displacement has occurred but is confined to 5 to 10 metre oblique displacements. Locally the strike and dip of the vein does vary but the overall trend is consistent. The width of the vein system is also very consistent averaging 10-12 metres in true width with minor fluctuations down to 4-5 metres and rarely up to 20 metre true widths.

The Sulema Vein is traceable along surface for at least 1100 metres and has been selectively mined up to a depth of 120 metres and along a strike length of approximately 440 metres. The vein is a complex epigenetic breccia system with very low sulphidation. The high-grade silver and gold mineralization rarely exceeds 1% total sulphide content. The gangue mineralogy is composed of quartz, calcite, siderite, chalcedony, adularia, K-spar, sericite limonite, hematite and rare pyrite.

The economic mineralogy includes acanthite (argentite), electrum, native gold, and friebergite. Very rare trace amounts of chalcopyrite, bornite galena and sphalerite were also noted but are all of too low concentrations to be economic.

The most abundant sulphide, pyrite, primarily occurs as very fine-grained to medium-gained disseminated subhedral to euhedral crystals. The high-grade silver-gold mineralization almost always contains fine-grained trace to 1% disseminated pyrite. The richest ore is contained within the strong hematitic to limonitic quartz with minor calcite. A general correlation of approximately 100:1 silver to gold ratio has been empirically derived from the upper portion of this vein system.

The epithermal vein textures commonly found include: vugs, chalcedonic banding, cockade, cockscomb, and colloform textures. The crystal sizes vary greatly with the type of gangue mineral encountered. Quartz and calcite form the majority of the vein mineralogy. Calcite varies greatly from 2 mm crystals associated with the quartz rich portion of the vein to very coarse-grained 1.0-2.0 cm translucent - clear to grey-black opaque crystals of 100% calcite. The quartz varies from tightly interlocked anhedral very fined-grained aggregates to coarse-grained 1-2 mm subhedral to euhedral crystals. Approximately 70% of the vein is composed of silicates (quartz, chalcedony, with rare amethyst, adularia and K-spar) while the other 30% is composed of carbonates (calcite, ankerite, siderite, with rare rhodocrosite). Some of the milky-white quartz encountered may actually be adularia as it can easily be mis-identified as quartz due to the complex interstitial nature of the material (see Appendix IV for a complete petrographic report).

Within the vein system, five distinct vein phases have been observed.

1) Carbonate Phase:
100% calcite, very coarse-grained translucent-clear to grey-black opaque, rarely contains massive pinkish-white, fine-grained to medium grained calcite.

2) Siliceous Phase:
100% quartz predominately milky white with minor translucent chalcedony, commonly banded.

3) Quartz/Carbonate Phase:
70/30 (can vary to 50/50 but is generally quartz dominate) commonly is moderately to well brecciated and contains moderate to strong iron oxidation.

4) Autothonous Breccia:
20-30% angular 1 mm to 5 cm quartz fragments rarely the fragments contain very fine-grained pyrite and acanthite all in a variable carbonate/quartz matrix.

5) Allothonous Breccia:
25-35% silicified volcanic wall-rock fragments within a quartz/carbonate matrix (usually quartz dominate).

The most economically significant phase is the quartz/carbonate phase and to a lesser extent the autothonous and allothonous breccias. The brecciated quartz/carbonate phase contains silver and gold mineralization over 3-4 metre widths in the upper section and 1-2 metre widths in the lower portion of the vein. Moderate to strong hematitic and limonitic oxidation is commonly associated with this phase. The native gold and electrum occurs as rare, very fine-grained, trace disseminations within high-grade semi-massive blebs of acanthite and friebergite as well as free gold within iron oxided vuggy fracture fills and cavities within brecciated, quartz dominate vein material (containing minor carbonate).

Both the allothonous (heterolithic) and autothonous (homolithic) breccias may contain elevated silver and gold values but are generally lower in grade. The allothonous breccia is usually associated at or very near to the wall rock contact zones while the allothonous breccias are encountered within the mid-vein and is representative of multiple-pulse episodes.

The dark grey to black calcite phase is generally barren and usually void of any economic mineralization and occurs as lenticular pods or lenses up to several metres wide throughout the vein but rare pinkish white calcite can contain strong disseminated acanthite and associated gold values. The siliceous phase may contain weak silver and gold values associated with trace fine-grained disseminated pyrite and occurs over narrow 1.0 to 2.0 metre widths.

PRELIMINARY DIAMOND DRILL HOLE PROGRAM

During May 1998, an eight hole preliminary phase diamond drill hole program was completed on the Sulema Vein cutting 1332 metres of HQ and NQ core. Based upon underground mapping and sampling as well as the 1991 reverse-circulation program, the drill program was designed to test the down dip potential of the existing ore-shoots and possibilities of intersecting new ore-shoots along the vein strike extensions to the northwest and southeast (Figure 5). [illegible] the down dip extensions of the existing workings while drill holes LCD 98-03,04,06 and 07 were intended to intersect potential new ore-shoots along the strike extension of the Sulema Vein. These holes were quite wide-spaced but every hole cut the Sulema Vein.

TABLE IV: DIAMOND DRILL HOLE - SPECIFICATIONS

Hole Number	Location		Dip Angle	Azimuth	Length (m)
LCD 98-0[illegible]	100+04 N	[illegible] E	-65°	240°	[illegible]
LCD 98-02	[illegible]	[illegible]	[illegible]	240°	214.6
LCD 98-03	102+00 N	99+66 E	-64°	240°	173.1
[illegible]	[illegible]	[illegible]	[illegible]	240°	200.6
LCD 98-05	98+58 N	99+91 E	-65°	240°	157.9
LCD 98-06	96+00 N	99+28 E	-70°	240°	148.1
LCD 98-07	94+80 N	98+50 E	-75°	60°	79.3
LCD 98-08	96+50 N	99+52 E	-75°	240°	197.5
			TOTAL		1332.0

Although these holes intersected the vein, only a very narrow portion of the vein was mineralized.   The following table illustrates the vein intercepts with the highest grades encountered within each vein intercept.

TABLE IV: 1998 DIAMOND DRILL HOLE-SUMMARY OF RESULTS

Hole Number	Vein Intercept and True Width (m)			Best Intercept and True Width (m)			Au ppb	Ag ppm
LCD 98-01	136.4	148.7	11.1	147.2	148.7	1.4	1615	118.0
LCD 98-02	190.7	205.4	11.5	197.0	198.5	1.2	3850	210.0
LCD 98-03	147.1	158.9	10.5	156.1	157.5	1.2	1455	73.0
LCD 98-04	177.7	189.8	11.9	187.7	189.0	1.3	320	54.5
LCD 98-05	125.7	146.9	19.1*	143.7	145.8	1.9	3416	188.2
LCD 98-06	114.4	129.5	11.3	121.3	122.8	1.1	1260	88.6
LCD 98-07	3.1	70.7	19.9	40.5	42.1	0.4	430	56.8
LCD 98-08	162.5	176.1	10.5	170.4	172.8	1.9	1700	256

* includes 4.5 metres (true width) of silicified andesite-agglomerate at 138.6-143.7 metres.

Clearly the down dip extension holes were the best holes of the project while the strike extension holes all failed to intercept economic values. The first two holes were intended to intersect the down dip extension of the large stoped area in the north part of the mine approximately 50-70 metres below the Number 5 Level. LCD 98-01 and LCD 98-02 are approximately 100 metres apart but only LCD 98-02 had intersected high-grade values. (Figure 6 and 7). The second hole, combined with the higher values obtained throughout the northern workings imply a steep northern raking ore-shoot while the first drill hole may have just missed a narrow 10-metre long, northern raking ore-shoot as implied by RC drill hole LC-24 and the underground sampling.

- 17 -

The next two holes LCD 98-03 and 04 were placed 100 and 200 metres northwest of LCD 98-02. These two holes were designed to test the virgin ground along the northern strike extension. The holes were designed to intersect the most favorable mineralized horizon between the Number 4 and 5 Level elevations. Both holes failed to intersect any economic gold or silver values. (Figure 8 and 9).

Drill hole LCD 98-05 cut the centre portion of vein system between the north and south workings. Due to hazardous ground conditions in this vicinity along the Number 5 Level, very little stoping has occurred in this area. Access to sampling was also very limited due to the extreme danger of lose material along the back and hanging wall throughout the centre portion of the mine. LCD 98-05 intersected high-grade values approximately 65 metres below the Number 5 Level. It appears as the hole intersected an ore-shoot raking steeply to the south. Along section, the vein actually splits around a block of silicified andesite-agglomerate. This area contains numerous faults and fault splays. The entire true width of the vein system along this intercept is 19.1 metres including 4.5 metres of the host block, therefore the true width of the vein material is 14.5 metres of which only 1.9 metres contains high-grade gold and silver values. (Figure 10).

Drill holes LCD 98-06 and LCD 98-07 tested the southern strike extension of the Sulema Vein System. Although the vein intercept in LCD 98-06 was strong 11.3 metres true width , no economical gold or silver values were encountered. (Figure 11). LCD 98-07 intersected the vein approximately 70 metres below a high-grade surface chip sample yielding 5.44 g/tonne gold and 624 g/tonne silver over a 2.0 metre width. (Figure 12) The widest part of the vein is located at LCD 98-07 at 19.9 metres of true width.

The last hole, LCD 98-08 was designed to test the down dip and probable southern rake of the southern workings. This hole intersected 1.7 g/tonne gold and 256 g/tonne silver over 1.9 metres of true width. The true width of the vein along this section is 10.5 metres (Figure 13). This hole combined with RC holes LC 18, LC 28 and the underground sampling indicates the potential for an 85 metre long southern raking ore-shoot located at the southern limit of the mine.

The diamond drilling results clearly indicate that the Sulema vein is a very consistent and wide system but the high-grade gold and silver mineralization is confined to narrow 1.2 to 1.9 metre widths throughout the lower portion of the vein.

REFERENCES

Consejo de Recursos Minerales,
   Monografía Geológica - Mineral del Estado de Chihuahua, 1994.

Miller, Rebbeca; Masters Thesis: Geology and Mineralogy of the Llanutos District,
   Chihuahua, University of El Paso, Texas, 1989.

Thomas, Peter; Report on the La Currita Mine Project, Chihuahua, Mexico, July
   1998.

D. G.M.; Kalahari Resources RC Drill Hole Program
   I ogs, Sections and Analytical Data. 1991.

Silver Standard Resources Inc		Property:	LA CURRITA	Hole No:	LCD 98-01	
Latitude:	XXXXXXXX	Project No:	S-591	Length:	160.9 metres	
Longitude	XXXXXXXX	Logged By:	Ken Konkin	Date Collared:	May 1/98	
Direction:	240 degrees	Drill Contractor:	Major Drilling	Date Completed:	May 6/98	
Length:	160.9 metres	Survey:		Collar Cased ?	no	
Inclination:	-65 degrees	Collar Location:		Core Size:	From:	To:
Collar Location:		Direction:		Casing:	0	3.1
North:	100+04	Inclination:		HQ:	0	115.5
East:	100+09	Surveyor:		NQ:	115.5	160.9

Critical Intersections

From:	To:	Description
115.7	136.4	Quartz-calcite stockwork zone; milky white qtz-cal stringer/veinlet stockwork
		intensely brecciated with traces of fine-grained pyrite and argentite/acanthite.
		True width 17.9 metres.
136.4	148.7	Vein Zone; predominately quartz with minor calcite, adularia and K-spar
		gangue with traces of disseminated v.f.g. pyrite and argentite/acanthite. Strong
		hematitic oxide is associated with fine hair-line fractures. True width 11.1 metres.

Hole Summary and Comments

0	3.1	Casing; rubble, decomposed leached porphyritic andesite (trachytic).
3.1	11.8	Leached porphyritic andesite-trachyitic.
11.8	42.6	Porphyritic andesite-trachytic
42.6	61.9	Agglomerate-volcaniclastic red beds.
61.9	69	Porphyritic amygdaloidal andesite flows.
69	115.7	Brecciated porphyritic andesite.
115.7	136.4	Quartz+calcite stockwork zone.
136.4	148.7	Vein zone.
148.7	152.1	Porphyritic andesite ash-tuff.
152.1	160.9	Andesite agglomerate.
160.9		E.O.H.

Silver Standard Resources Inc		Property:	LA CURRITA	Hole No:	LCD 98-02	
Latitude:	XXXXXXXX	Project No:	S-591	Length:	214.6 metres	
Longitude	XXXXXXXX	Logged By:	Ken Konkin	Date Collared:	May 07/98	
Direction:	240 degrees	Drill Contractor:	Major Drilling	Date Completed:	May 10/98	
Length:	214.6 metres	Survey:		Collar Cased ?	no	
Inclination:	-70 degrees	Collar Location:		Core Size:	From:	To:
Collar Location:		Direction:		Casing:	0	12.2
North:	101+00	Inclination:		HQ:	12.2	167
East:	100+46	Surveyor:		NQ:	167	214.6

Critical Intersections

From:	To:	Description
167	190.7	Stringer-veinlet zone; milky white qtz-cal stringer/veinlet stockwork
		intensely brecciated with traces of fine-grained pyrite and argentite/acanthite.
		True width 19.2 metres.
190.7	205.4	Breccia Vein Zone; predominately quartz with minor calcite, adularia and K-spar
		gangue with traces of disseminated v.f.g. pyrite and argentite/acanthite. Strong
		hematitic oxide is associated with fine hair-line fractures. True width 11.5 metres.

Hole Summary and Comments

0	12.2	Casing; rubble, decomposed leached porphyritic andesite (trachytic).
12.2	28	Leached porphyritic andesite-trachytic.
28	53.2	Porphyritic andesite-trachytic.
53.2	58.9	Porphyritic marroon andesite.
58.9	72.2	Agglomerate-volcanoclastic red beds.
72.2	146.1	Porphyritic andesite.
146.1	153.5	Agglomerate-volcanoclastic red beds.
153.5	167	Porphyritic andesite.
167	190.7	Stringer-veinlet zone.
190.7	205.4	Quartz+calcite breccia vein.
205.4	214.6	Porphyritic andesite-agglomerate.
214.6		E.O.H.

Silver Standard Resources Inc		Property:	LA CURRITA	Hole No:	LCD 98-03	
Latitude:	XXXXXXXX	Project No:	S-591	Length:	173.1 metres	
Longitude	XXXXXXXX	Logged By:	Ken Konkin	Date Collared:	May 11/98	
Direction:	240 degrees	Drill Contractor:	Major Drilling	Date Completed:	May 14/98	
Length:	173.1 metres	Survey:		Collar Cased ?	no	
Inclination:	-64 degrees	Collar Location:		Core Size:	From:	To:
Collar Location:		Direction:		Casing:	0	3.1
North:	102+00	Inclination:		HQ:	3.1	173.1
East:	99+66	Surveyor:		NQ:		

Critical Intersections

From:	To:	Description
121.7	147.1	Stringer-veinlet zone with minor narrow veins; milky white qtz-cal stringer/veinlet
		stockwork intensely brecciated with traces of fine-grained pyrite and acanthite.
		True width 22.5 metres.
147.1	158.9	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar
		gangue with traces of disseminated v.f.g. pyrite and argentite/acanthite. Strong
		hematitic oxide is associated with fine hair-line fractures and brecciated
		carbonate zone 151.6-157.5 metres. True width 10.5 metres.

Hole Summary and Comments

0	3.1	Casing; rubble, decomposed leached and altered purple volcanoclastic.
3.1	11	Leached volcanoclastic-agglomerate.
11	43.9	Porphyritic volcanoclastic-agglomerate.
43.9	112.9	Trachytic andesite.
112.9	118.9	Porphyritic maroon andesite.
118.9	144.3	Agglomerate-volcanoclastic red beds.
144.3	147.1	Medium green andesite, weakly porphyritic.
147.3	158.9	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar.
158.9	173.1	Green andesitic agglomerate-lithic tuff.
173.1		E.O.H.

Silver Standard Resources Inc		Property:	LA CURRITA	Hole No:	LCD 98-04	
Latitude:	XXXXXXXX	Project No:	S-591	Length:	200.6 metres	
Longitude	XXXXXXXX	Logged By:	Ken Konkin	Date Collared:	May 14/98	
Direction:	240 degrees	Drill Contractor:	Major Drilling	Date Completed:	May 19/98	
Length:	200.6 metres	Survey:		Collar Cased ?	no	
Inclination:	-50 degrees	Collar Location:		Core Size:	From:	To:
Collar Location:		Direction:		Casing:	0	3.1
North:	103+00	Inclination:		HQ:	3.1	200.6
East:	99+65	Surveyor:		NQ:		

Critical Intersections

From:	To:	Description
144.2	158.1	Narrow vein,stringer-veinlet zone; milky white qtz-cal stringer/veinlet
		stockwork intensely brecciated with traces of fine-grained pyrite and acanthite.
		True width 13.7 metres.
177.7	189.8	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar
		gangue with traces of disseminated v.f.g. pyrite and argentite/acanthite. Strong
		hematitic oxide is associated with fine hair-line fractures and brecciated
		carbonate zone 183.8-189.8 metres. True width of vein is 11.9 metres.

Hole Summary and Comments

0	3.1	Casing; rubble, decomposed leached and altered maroon volcanoclastic.
3.1	9.1	Porphyritic maroon andesite.
9.1	120.1	Andesite; weakly porphyritic, medium to dark green.
120.1	124.4	Porphyritic maroon andesite.
124.4	135.1	Porphyritic andesite-agglomerate.
135.1	158.1	Maroon agglomerate-lithic tuff; narrow vein-stringer+veinlet zone 144.2-158.1 m.
158.1	170.9	Brecciated andesite-lithic tuff.
170.9	177.7	Porphyritic andesite flow; dark green, stong chlorite alteration.
177.7	189.8	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar .
189.8	200.6	Laminated porphyritic lithic tuff -coarse maroon agglomerate-volcanoclastic.
200.6		E.O.H.

Silver Standard Resources Inc		Property:	LA CURRITA	Hole No:	LCD 98-05	
Latitude:	XXXXXXXX	Project No:	S-591	Length:	157.9 metres	
Longitude	XXXXXXXX	Logged By:	Ken Konkin	Date Collared:	May 20/98	
Direction:	240 degrees	Drill Contractor:	Major Drilling	Date Completed:	May 22/98	
Length:	157.9 metres	Survey:		Collar Cased ?	no	
Inclination:	-65 degrees	Collar Location:		Core Size:	From:	To:
Collar Location:		Direction:		Casing:	0	3.1
North:	98+58	Inclination:		HQ:	3.1	157.9
East:	99+91	Surveyor:		NQ:		

Critical Intersections

From:	To:	Description
120.2	125.7	Narrow vein, stringer-veinlet zone; milky white qtz-cal stringer/veinlet
		zone well brecciated with traces of fine-grained pyrite.
		True width 5.0 metres.
125.7	146.9	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar
		gangue with traces of disseminated v.f.g. pyrite and argentite/acanthite. Strong
		late hematitic calcite brecciates the vein and silicified volcanic host. Silicified
		andesite-agglomerate 138.6-143.7 metres. True width of vein is 19.1 metres.

Hole Summary and Comments

0	3.1	Casing; rubble, decomposed surface leached volcanics.
3.1	20.9	Maroon agglomerate volcanoclastics-red beds.
20.9	25.7	Porphyritic andesite; dark grey-brown with rusty maroon.
25.7	27.4	Porphyritic maroon andesite; frothy vesicular matrix.
27.4	40.8	Maroon agglomerate volcanoclastics-red beds.
40.8	47.8	Amygdaloidal andesite flow; maroon-brown to grey-green.
47.8	86	Porphyritic andesite; med.-dark purple-brown with green-grey.
86	113.4	Maroon agglomerate volcanoclastics-red beds.
113.4	125.7	Porphyritic andesite; med.-dark brown-green-grey with rusty brown-red.
125.7	146.9	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar
146.9	152.2	Maroon agglomerate volcanoclastics-red beds.
152.2	157.9	Porphyritic andesite; med.-dark green with minor rusty brown.
157.9		E.O.H.

Silver Standard Resources Inc		Property: LA CURRITA	Hole No: LCD 98-06	
Latitude:	XXXXXXXX	Project No: S-591	Length: 148.1	
Longitude	XXXXXXXX	Logged By: Ken Konkin	Date Collared: May 23/98	
Direction:	240 degrees	Drill Contractor: Major Drilling	Date Completed: May 24/98	
Length:	148.1	Survey:	Collar Cased ? no	
Inclination:	-70 degrees	Collar Location:	Core Size: From: To:	
Collar Location:		Direction:	Casing: 0 3.1	
North:	96+00	Inclination:	HQ: 3.1 148.1	
East:	99 + 26	Surveyor:	NQ:	

Critical Intersections

From:	To:	Description		
106.1	114.4	Stringer-veinlet zone; barren milky white qtz-cal stringer/veinlet		
		zone well brecciated with minor chalcedony and amythyst.		
		True width 6.2 metres.		
114.4	129.5	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar		
		gangue with traces of disseminated v.f.g. pyrite and argentite/acanthite.		
		Late hematitic calcite brecciates the vein. Approximately 60% of the vein is		
		composed of carbonate. True width of vein is 11.3 metres.		

Hole Summary and Comments

0	3.1	Casing; rubble, decomposed surface leached volcanics.		
3.1	9.1	Leached maroon porphyritic andesite.		
9.1	56	Porphyritic andesite; med.- dark brown-green-grey.		
56	106.1	Andesitic agglomerate-lithic tuff; mixed medium green-maroon porphyritic matrix.		
106.1	114.4	Dark green porphyritic andesite.		
114.4	129.5	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar		
129.5	144.2	Maroon-grey lithic tuff-agglomerate.		
144.2	148.1	Dark green porphyritic andesite.		
148.1		E.O.H.		

Silver Standard Resources Inc		Property: LA CURRITA	Hole No: LCD 98-07	
Latitude:	XXXXXXXX	Project No: S-591	Length: 79.3	
Longitude	XXXXXXXX	Logged By: Ken Konkin	Date Collared: May 25/98	
Direction:	60 degrees	Drill Contractor: Major Drilling	Date Completed: May 27/98	
Length:	79.3	Survey:	Collar Cased ? no	
Inclination:	-75 degrees	Collar Location:	Core Size: From:	To:
Collar Location:		Direction:	Casing: 0	3.1
North:	94+80	Inclination:	HQ: 3.1	79.3
East:	98+50	Surveyor:	NQ:	

Critical Intersections

From:	To:	Description
3.1	70.7	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar
		gangue with traces of disseminated v.f.g. pyrite and argentite/acanthite.
		Late hematitic calcite brecciates the vein. Approximately 85% of the vein is
		composed of carbonate. True width of vein is 19.9 metres.
		This hole was drilled from the hanging-wall contact at a minus 75 degree down
		dip angle, intersecting the footwall contact at 70.7 metres.

Hole Summary and Comments

0	3.1	Casing; rubble, fractured vein and hanging-wall volcanics, sub-crop.
3.1	70.7	Breccia Vein Zone; quartz-calcite(Fe-carb), chalcedony, adularia and K-spar
70.7	79.3	Lithic tuff-greywacke; pale to medium grey-green with minor dark purple-grey.
79.3		E.O.H.

Appendix H

Mine Site Inventory

INVENTARIO GENERAL
UNIDAD "LA CURRITA"

1.- MINA

2.- PLANTA DE BENEFICIO

3.- LABORATORIO

4.- HERRAMIENTAS Y EQUIPOS

5.- COSTRUCCIONES Y EDIFICACIONES

6.- MOBILIARIO

7.- ALMACEN

8.- CHATARRA

MINA

MARZO DE 2005

CANTIDAD	CONCEPTO	CONDICIONES
1	COMPRENSOR G.D. 900 P.C.M.	REGULAR
1	COMPRENSOR G.D. 600 P.C.M.	REGULAR
2	SCOOPTRAM 1 YD	MALO
1	RETROEXCAVADORA CAT 416	REGULAR
1	TRASCAVO ORUGA CAT 941	REGULAR
1	CAMION INTERNACIONAL 7 M	REGULAR
3	MAQUINAS PERFORADORAS (RECONSTRUIDAS) G.D.	MALAS
1	CARGADOR ELECTRICO P/4 LAMPARAS MINERAS	BUENO
1	CARGADOR ELECTRICO INDIVIDUAL P/ LAMPARA	BUENO
10	LAMPARAS ELECTRICAS MINERAS	BUENAS
10	LAMPARAS DE CARBURO	BUENAS
1	LOTE DE TUBERIA Y MANGUERA DE AIRE Y AGUA 3"	
	2" Y 1" PARA LOS LUGARES DE TRABAJO DE LA MINA	REGULAR
5	PICOS	REGULAR
1	BARRA 50 CM.	REGULAR
6	BARRAS 1.80 CM.	REGULAR
6	PALAS DE PUNTA	REGULAR
1	CARRETILLA	REGULAR
1	BARRA 1.50 CM.	REGULAR
1	MARRO DE 12 LB.	REGULAR

PLANTA DE BENEFICIO

MARZO DE 2005

CANTIDAD	CONCEPTO	CONDICIONES
1	TOLVA PARA GRUESOS CAP. 50 TON.	REGULAR
1	CARRO ALIMENTADOR PARA GRUESOS	REGULAR
1	QUEBRADORA PRIMARIA DE QUIJADA 10X21	
	TELESMITH CON MOTOR DE H.P.	REGULAR
1	BANDA TRANSPORTADORA DE GRUESOS, LARGO 20.48 MT. ANCHO 24"	REGULAR
1	QUEBRADORA CONO SYMONS 3´ CON MOTOR H.P.	REGULAR
1	BANDA TRANSPORTADORA DE RETORNO DE 16 MT. LARGO, ANCHO 18"	REGULAR
1	TOLVA DE ESTRUCTURA DE ACERO DE CAP.	
	DE 240 TON.	REGULAR
1	BANDA ALIMENTADORA DE FINOS,LARGO 25.76 MT. ANCHO 18"	REGULAR
1	MOLINO DE BOLAS FIMSA 6X6 CON MOTOR DE 100 H.P.BANDA	
	LARGO 5.30 MT. ANCHO 18".	REGULAR
1	MOLINO DE BOLAS CON MOTOR 47 CAB. , BANDA 6.10 MT. ANCHO 18"	REGULAR
1	TANQUE ACONDICIONADOR CON MOTOR	REGULAR
2	HIDROCICLONES BOMBA FINOS CON MOTOR	REGULAR
1	BANCO DE FLOTACION DENVER 10 CELDAS	REGULAR
5	MOTORES 10 H.P.	REGULAR
1	BOMBA DE LODOS G.D. 4X6 (JALES)	REGULAR
1	BOMBA DE LODOS G. D.	REGULAR
1	NAVE DE PROCESO DE MOLIENDA DE LAMINA GALVANIZADA CON ES-	
	TRUCTURA METALICA	BUENO
1	TALLER TRES PIEZAS PARA GUARDAR HERRAMIENTA	BUENO
1	BOMBA DE AGUA	PESIMAS
1	QUEBRADORA DE QUIJADA TELSMTH CRUSHER SIZE 1021 SHOP	
	N 6058 CON MOTOR	MALAS
1	CRIVA DE 3.16 MT X 1.26	MALAS
2	REDUCTOR PARA EL RETORNO	REGULAR

LABORATORIO
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
22	TUBOS DE ENSAYE CAP. 250 ML.	REGULAR
6	VASOS DE PRECIPITADO	REGULAR
2	PIPETAS VOL. 25 ML.	REGULAR
3	AGITADORES DE VIDRIO	REGULAR
1	MATRAZ VOL. 250 ML. (ROTO)	MALAS
5	VASOS DE PRECIPITADO 250 ML.	BUENO
26	VASOS DE PRECIPITADO 50 ML.	BUENO
1	AGITADOR DE VIDRIO CON REMOVEDOR DE HULE	BUENO
1	MATRAZ ERLENMAYER P/VACIO	BUENO
1	PIPETA DE PLASTICO CAP. 200 ML.	BUENO
1	TAPON PARA FILTRAR (SIN MATRAZ) AL VACIO	REGULAR
1	TUBO DE ENSAYE 50 CC	BUENO
15	CRISOLES DE ACERO INOX. CAP.50 ML.	BUENO
2	CRISOLES DE ACERO INOX. CAP. 20 ML.	BUENO
2	BURETAS DE 25 ML.	BUENO
2	PIPETAS DE 25 ML.	BUENO
2	VIDRIOS DE RELOJ OCTAGONAL	REGULAR
1	SOPORTE UNIVARSAL	BUENO
1	ARO CON PINZA	REGULAR
5	BASCULAS	PESIMAS COND.
1	EMBUDO	REGULAR
1	PROVETA 250 ML. (VIDRIO)	BUENO
1	PROVETA 100 ML. (VIDRIO)	BUENO
1	PROVETA 25 ML. (VIDRIO)	BUENO
10	CRISOL CERAMICA 10 ML.	REGULAR
2	CRISOL CERAMICA 15 ML.	REGULAR
1	PERILLA PARA SUCCIONAR	REGULAR
1	CUARTEADOR	REGULAR
28	VIDRIOS DE RELOJ 4 CM.	REGULAR
1	VIDRIO DE RELOJ 12.5 CM.	REGULAR
2	VALVULAS DE VIDRIO 3 PASOS-I PASO ROTO	MALAS
1	EMBUDO DE PLASTICO 12.5 CM.	REGULAR
1	PINZA SIN DIENTE	BUENO
1	PINZA CURVA	BUENO
4	TELAS DE ASBESTO	REGULAR
1	PINZA PARA TUBO DE ENSAYE	REGULAR
2	PINZAS PARA CRISOL 45 CM. DE LARGO	REGULAR
1	PROBETA DE PLASTICO 250 ML.	REGULAR
4	EMBUDO DE VIDRIO TALLO LARGO	BUENO
4	EMBUDOS DE VIDRIO TALLO LARGO	BUENO
2	VASOS DE PRECIPITADO 500 ML.	BUENO
4	VASOS DE PRECIPITADO 250 ML.	BUENO
2	MATRAZ ERLENMAYER 500 ML.	BUENO
2	MATRAZ ERLENMAYER 100 ML.	BUENO
4	PINZAS PARA BURETA	BUENO
1	SUCCIONADOR 25 ML.	REGULAR
2	PROVETAS DE VIDRIO 10 ML.	BUENO
1	PROVETA DE VIDRIO 50 ML.	BUENO
1	PROVETA DE PLASTICO 100 ML.	REGULAR
1	PROVETA DE PLASTICO 500 ML.	REGULAR
1	PROVETA DE PLASTICO 250 ML.	REGULAR
1	PROVETA DE PLASTICO 25 ML.	REGULAR

LABORATORIO
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
1	PROVETA DE PLASTICO 10 ML.	REGULAR
1	MORTERO 500 ML.	REGULAR
1	BURETA AUTOMATICA 25 ML. CON FRASCO DE 1 LT.	BUENO
1	TAMIZ ACERO INOXIDABLE MALLA 10	BUENO
1	TAMIZ ACERO INOXIDABLE MALLA 25	BUENO
1	TAMIZ ACERA INOXIDABLE MALLA 50	BUENO
1	TAMIZ ACERO INOXIDABLE MALLA 80	BUENO
1	TAMIZ ACERO INOXIDABLE MALLA 100	BUENO
1	TAMIIZ ACERO INOXIDABLE MALLA 150	BUENO
1	TAMIZ ACERO INOXIDABLE MALLA 200	BUENO
1	TAPA ACERO INOXIDABLE	REGULAR
1	FONDO (CHAROLA) ACERO INOXIDABLE	REGULAR
	**EQUIPO QUE NO PERTENECE A MINERA 3 DE MAYO	
	SUPUESTO DUEÑO SR. RAMIRO TREVIZO.	
1	BALANZA OHAUS CAP. 150 GR. LECTURA DE PESADA =0.0001 GR.	BUENAS
1	BALANZA OHAUS CAP. 210 GR. LECTURA DE PESADA =0.0001 GR.	BUENAS
1	**MUFLA HAYDOR 1371 °C/2500°F (NO REGULA TIEMPO)	MALAS
1	**EXTRACTOR (VENTILADOR) NO TONE	BUENAS
1	**ESTUFA BLUE M (NO REGULA TIEMPO)	MALAS
1	**PLANCHA, PARRILLA ELECTRICA (NO REGULA TIEMPO)	MALAS
1	PULVERIZADOR BICO	BUENAS
1	COMPRENSOR SCFM CAP. 26 GM.	BUENAS
1	**AGITADOR PARA MALLAS GENERALA ELECTRIC	BUENAS
1	**DESECADOR	MALAS
1	TERMOMETRO DIGITAL THERMOLINE	BUENAS
1	TELEFONO SATELITAL- CELULAR QUALCOMM	BUENAS
1	EQUIPO GLOBALSTAR DE MANOS LIBRES PARA AUTOMOVIL	
	(TELEFONO SATELITAL) GCK-1410 QUALCOMM	BUENAS
1	**MUFLA (SE MANDO A COMPONER)	MALAS

HERRAMIENTA Y EQUIPO
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
1	BOMBA GARDEN DENVER 4X5, 30 CABALLOS.	MALAS
1	BOMBA GARDEN DENVER 5X5, 25 CABALLOS.	NO SIRVE
1	MOTOR ELECTRICO 100 CABALLOS	REGULAR
1	SOLDADORA LINCON 500 AMP.	REGULAR
1	TORNILLO PARA TORNO	MALAS
1	PLANTA FELINEC	MALAS
1	PLANTA CATERPILAR	MALAS
1	TUNGAR, CARGADOR DE BATERIAS	BUENO
1	TECLE	MALAS
4	TANQUES DE OXIGENO VACIOS	BUENO
1	CAMIONETA DODGE 250 BLANCA	MALAS
800 MT	TUBO GALVANIZADO 4 1/2" (BOMBA-PILA)	REGULAR
1	PULIDORA MAKITA	BUENO
1	EXTRACTOR	MALAS
1	TIRFO	BUENO
1	CORTADORA DE TUBO	MALAS
1	TORNILLO DE BANCO	BUENO
4	CARETAS PARA SOLDAR	REGULAR
2	TANQUES DE GAS DE 25 KG VACIOS	BUENO
3	CARRETILLAS	REGULAR
27	TRAMOS DE TUBO PVC DE 4"	BUENO
2	TRAMOS 5 MT. TUBO GALVANIZADO 2"	BUENO
1	TRAMOS 5 MT. TUBO GALVANIZADO 1"	BUENO
4	TRAMOS 2.5 MT. TUBO GALVANIZADO 1/2"	BUENO
11	TRAMOS 4 MT. TUBO GALVANIZADO 1 1/2"	BUENO
1	HOJA LAMINA GALVANIZADA 8 FT.	BUENO
1	TRAMO CRIBA 3X1 MT.	BUENO
20 MT.	MALLA PARA TROMEL DEL MOLINO	BUENO
1	LLAVE ESPAÑOLA 15/16	REGULAR
1	LLAVE ESPAÑOLA 1 1/8	REGULAR
1	LLAVE ESPAÑOLA 11/2	REGULAR
1	LLAVE ESPAÑOLA 3/8	REGULAR
2	LLAVES ESPAÑOLAS 1 13/16	REGULAR
1	LLAVE ESPAÑOLA 1 3/4	REGULAR
2	LLAVE ESTILSON 36	REGULAR
1	LLAVE ESTILSON 24	REGULAR
1	LLAVE CRESEN 16"	REGULAR
1	LLAVE CRESER 14"	REGULAR
1	LLAVE CRESEN 12"	REGULAR
1	LLAVE 1 11/16	REGULAR
1	LLAVE 2"	REGULAR
22	LLAVES DE DIFERENTES MEDIDAS	CHATARRA
4	MANERALES DE FUERZA 1/2"	REGULAR
6	EXTENCIONES 1/2"	REGULAR
4	RASH 1/2"	REGULAR
1	NUDO UNIVERSAL DE 1/2"	BUENO
70	DADOS DIFERENTES MEDIDAS	MALAS
17	DADOS DE ENTRADAS DIFERENTES	REGULAR
1	TARRAJA 1/2" Y MACHUELOS	BUENO
1	CUBETA ENGRASADORA 20 KG.	REGULAR
2	INYECTORES 1/2"	REGULAR
2	MARROS 12 LIBRAS	BUENO

COSTRUCCIONES Y EDIFICACIONES:

* CASA DOS PIEZAS, UNA RECAMARA, UNA COCINA, SIN BAÑO, CON LUZ, SIN AGUA, EN REHABILITACION, DESHABITADA.

* CASA CUATRO PIEZAS, UN BAÑO, PASILLO GRANDE AL FRENTE, REHABILITADA, CON LUZ, CON AGUA, BUENAS CONDICIONES, DESHABITADA.

* CASA SEIS PIEZAS, COCINA REHABILITADA, CON LUZ, CON AGUA, DESHABITADA.

* CASA TRES PIEZAS, UNA RECAMARA, UNA COCINA, UN BAÑO, CON LUZ, CON AGUA, HABITADA, TECHO EN BUENAS CONDICIONES. (UNA PERS.)

*CASA DOS PIEZAS, SIN BAÑO, CON LUZ, SIN AGUA, TECHO EN MALAS CONDICIONES, PISO EN MALAS CONDICIONES, SIN REHABILITAR, HABITADA. (CUATRO PERS.)

*CASA DOS PIEZAS, CON BAÑO, CON LUZ, CON AGUA, BUENAS CONDICIONES, REHABILITADA. TECHO EN BUENAS CONDICIONES. (CUATRO PERS.)

*CASA TRES PIEZAS, SIN BAÑO, DOS RECAMARAS, UNA COCINA, TECHO EN MALAS CONDICIONES, PORCHE EN MALAS CONDICIONES Y COLUMNA QUEBRADA, CON LUZ, SIN AGUA, TUBERIA DEL DRENAJE QUEBRADA, UN CALENTON DE LAMINA, HABITADA. (TRES PERS.)

*CASA TRES PIEZAS, DOS RECAMARAS, UNA COCINA, SIN BAÑO, UNA CAMA IND. METALICA, CON LUZ, SIN AGUA, SIN REHABILITAR, HABITADA. (CINCO PERS.)

*CASA DOS PIEZAS, UNA RECAMARA, UNA COCINA SIN BAÑO, SIN AGUA, CON LUZ, TECHO EN BUENAS CONDICINES, SIN REHABILITAR, HABITADA. (CINCO PERS.)

*CASA DOS PIEZAS, UNA RECAMARA, UNA COCINA, SIN BAÑO, CON LUZ, SIN AGUA, PISO EN MALAS CONDICIONES, TECHO EN BUENAS CONDICIONES. HABITADA. (DOS PERS.)

*CASA EN REHABILITACION, DOS RECAMARAS, UNA COCINA, TECHO EN MALAS CONDICIONES, SIN AGUA, CON LUZ, SIN BAÑO, PISO EN MALAS CONDICIONES, HABITADA. (TRES PERS.)

*CASA HABITADA, UNA PIEZA, COCINA-RECAMARA, SIN BAÑO, SIN AGUA, SIN REHABILITAR, TECHO EN BUENAS CONDICIONES, SIN LUZ, PISO EN BUENAS CONDICIONES. (DOS PERSONAS)

*CASA HABITADA, BUENAS CONDICIONES, REHABILITADA, TRES PIEZAS, DOS RECAMARAS, UNA COCINA, BAÑO FUERA DE SERVICIO, SIN AGUA, CON LUZ. (DOS PERS.)

*CASA UNA PIEZA, HABITADA, COCINA –RECAMARA, SIN BAÑO, TECHO EN BUENAS CONDICIONES, PISO EN MALAS CONDICIONES, CON LUZ, SIN AGUA. (DOS PERSONAS)

*CASA DESHABITADA, UNA COCINA, DOS RECAMARAS, CON LUZ, SIN AGUA, TECHO EN CONDICIONES REGULARES, SIN BAÑO.

*CASA EN REHABILITACION PARA GUARDIAS, DOS PIEZAS, UNA RECAMARA, UNA COCINA, SIN BAÑO SIN AGUA, SIN LUZ, DESHABITADA.

*CASA GRANDE, TRES HABITACIONES, DOS BAÑOS, UN PASILLO, COCINA, SALA, COMEDOR, CON AGUA, CON LUZ, DRENAJE EN BUENAS CONDICIONES, TECHO EN BUENAS CONDICIONES, REHABILITADA, HABITADA. (TRES PERS.)

MOBILIARIO
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
1	ESCRITORIO AMARILLO	MALAS
1	ESCRITORIO DE MADERA USADO	MALAS
1	SILLA TUBULAR AMARILLA USADA	MALAS
1	SILLA GRIS DE ESCRITORIO	BUENAS
1	C.P.U. ALASKA USB	BUENAS
1	TECLADO PERFECT CHOICE	BUENAS
1	MONITOR LG 14" 5056	BUENAS
1	IMPRESORA HP DESKJET 3745	BUENAS
1	ARCHIVERO METALICO CHICO NEGRO 2 CAJONES	BUENAS
2	CALENTON GAS LAMINOX	BUENAS
1	REGULADOR DE VOTAGE EME 120 V	BUENAS
1	PIZARRON 2.30X 1.20 MT.	REGULAR
1	MONITOR SAMSUNG SYNC MASTER 753 V	BUENAS
1	C.P.U. SAMSUNG	BUENAS
1	IMPRESORA HP PHOTOSMART 7960	BUENAS
1	TECLADO MICROSOFT	BUENAS
3	MESAS PLASTICO GRIS LIFETIME	BUENAS
1	MESA ESCRITORIO	BUENAS
1	JGO. COMEDOR OCTAGONAL 4 PERS.	BUENAS
1	SOFA-CAMA	BUENAS
1	ARCHIVERO MADERA 4 CAJONES	BUENAS
2	MESAS CENTRO	BUENAS
2	LAMPARAS DE MESA	BUENAS
2	T.V. DE 27"	REGULAR
1	T.V. DE 14"	REGULAR
1	MICROONDAS SUMBEAM	MALAS
1	COCINA INTEGRAL MADERA	BUENAS
1	ESTUFA 4 QUEMADORES.COMAL	BUENAS
1	BURRO PARA PLANCHAR	BUENAS
3	BASES QUEEN SIZE	BUENAS
3	COLCHONES QUEEN SIZE	BUENAS
3	CABECERAS	REGULAR
6	BUROES	REGULAR
3	PEINADOR CON ESPEJO	REGULAR
3	SILLAS (RECAMARAS)	REGULAR
3	MESAS-ESCITORIO (RECAMARA)	REGULAR
4	TAPETES 1.50X1.20 (RECAMARA)	BUENAS
2	REFRIGERADOR BLANCO FRIGIDAIRE	REGULAR
1	SECADORA EASY CARE	REGULAR
1	LAVADORA MAYTAG	REGULAR
10	TANQUES DE GAS GRANDE (VACIOS)	BUENAS

ALMACEN
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
40 LT.	ANTICONGELANTE	CONSUMIBLE
1	ARRANCADOR BARDAHL	CONSUMIBLE
5	ADITIVO PARA RADIADOR	CONSUMIBLE
3 LT.	ACEITE HIDRAHULICO	CONSUMIBLE
2	PZAS. COSMETICO QUITA GRASA	CONSUMIBLE
1	BOTE SILICON BLANCO	CONSUMIBLE
6	BOTE SILICON ROJO	CONSUMIBLE
5	COSMETICOS PARA BANDA	CONSUMIBLE
2	PEGAMENTO PARA PVC	CONSUMIBLE
2	LIMPIADOR PARA PVC	CONSUMIBLE
2	SELLADOR PARA MANO BLACK	CONSUMIBLE
2	AFLOJATODO	CONSUMIBLE
30	TAPONES AUDITIVOS	CONSUMIBLE
3	LENTES DE SEGURIDAD	CONSUMIBLE
2	MASCARAS RESPIRADORAS	CONSUMIBLE
5	BOQUILLAS	CONSUMIBLE
4	BOQUILLAS PARA MASCARA DE QUIMICO	CONSUMIBLE
1	GRASERA DE 1/4	CONSUMIBLE
3	CHAPAS METALICAS	CONSUMIBLE
1	BOQUILLA PARA OXIGENO	CONSUMIBLE
2	MANOMETROS PARA OXIGENO	CONSUMIBLE
1	PAR GUANTES PARA QUIMICO	CONSUMIBLE
5	PAR GUANTES DE GAMUZA	CONSUMIBLE
44	GISES DE JABON	CONSUMIBLE
3	VIDRIOS GOGLES	CONSUMIBLE
2	ARCOS DE CEGUETA	CONSUMIBLE
1	INYECTOR MANUAL	CONSUMIBLE
1	ESCUADRA	REGULAR
1	O-RINCK	REGULAR
1	LIJA	REGULAR
12	HOJA DE CEGUETA	CONSUMIBLE
2	TAZAS TIMKEN	CONSUMIBLE
2	BALEROS TIMKEN	CONSUMIBLE
2	BALEROS KAXO62122XSC3	CONSUMIBLE
2	BALEROS FAG	CONSUMIBLE
160	BROCAS DE CRUZ	REGULAR
33	BROCAS DE BALINES	REGULAR
5	LAMPARAS DE CARBURO	REGULAR
10	ENCENDEDORES DE LAMPARAS DE CARBURO	REGULAR
4	BROQUEROS	REGULAR
5	AGUJAS PARA MAQUINAS DE BARRA	REGULAR
8	ALETAS PARA MAQUINAS DE BARRENAR	REGULAR
5	BARRAS PERFORADORAS DE 1.80	REGULAR
3	BARRAS PERFORADORAS DE 1.50	REGULAR
4	RESORTES PARA CRIBA	REGULAR
1	BOBINA PARA TRASCAVO 7WB249	REGULAR
10	ZAPATAS PARA TRSACAVO	REGULAR
8	REJILLAS DE MANCUERNA	REGULAR
2	PROTECTOR FACIAL	CONSUMIBLE
3	RODILLOS	CONSUMIBLE
4	BROCHAS 2"	CONSUMIBLE
1	MARRO DE 4 LB.	REGULAR

ALMACEN
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
12	COPLES GALVANIZADOS 4"	CONSUMIBLE
12	NIPLES 4"	CONSUMIBLE
3	CODOS 3"	CONSUMIBLE
2	TUERCA UNION 4"	CONSUMIBLE
3	TUERCA UNION 3 1/2"	CONSUMIBLE
1	TAPON PARA TEE 3 1/2"	CONSUMIBLE
4	COPLES DE 2 1/4"	CONSUMIBLE
4	NIPLES 1/2" X 12	CONSUMIBLE
4	NIPLES DE 1/2" X 6	CONSUMIBLE
4	NIPLES DE 1/2" X 5	CONSUMIBLE
14	COPLES DE 1X1 1/2"	CONSUMIBLE
4	TUERCAS UNION DE 1 1/4" X 2"	CONSUMIBLE
8	TAPON MACHO DE 1/2"	CONSUMIBLE
8	COPLES DE 1/2" X 1 1/2"	CONSUMIBLE
1	NIPLE DE 1/2" X 3"	CONSUMIBLE
2	TUERCA UNION DE 1/2 X 1"	CONSUMIBLE
3	REDUCCION DE CAMPANA DE 1/2" A 3/4"	CONSUMIBLE
1	REDUCCION DE CAMPANA DE 3/4" A 1"	CONSUMIBLE
1	REDUCCION DE CAMPANA DE 2 1/4 A 1"	CONSUMIBLE
1	TEE DE 2 1/4" X 4 1/2"	CONSUMIBLE
4	VALVULAS DE 2 1/4"	CONSUMIBLE
4	VALVULAS DE 2"	CONSUMIBLE
8	VALVULAS DE 1"	CONSUMIBLE
100 MT.	CABLE # 6	CONSUMIBLE
50 MT.	CABLE # 8	CONSUMIBLE
7	CHALUPAS 4X4 USO RUDO	CONSUMIBLE
11	TAPADERAS DE CHALUPAS	CONSUMIBLE
33	CHALUPAS DE 4X4 NORMALES	CONSUMIBLE
18	CHALUPAS DE 3 1/2	CONSUMIBLE
10	FUSIBLES DE 600 V. A 60 AMP.	CONSUMIBLE
4	TAPADERAS DE PLOGAS USO RUDO	CONSUMIBLE
9	FUSIBLES DE 60 AMP. A 250 V.	CONSUMIBLE
11	PERRAS PARA CABLE	CONSUMIBLE
4	TEE PARA CABLE DE T.V.	CONSUMIBLE
5	REDUCCIONES ELECTRICAS	CONSUMIBLE
15	TOMACORRIENTES SENCILLAS CASERAS	CONSUMIBLE
3	SOCKETS	CONSUMIBLE
4	SERCHAS	CONSUMIBLE
2	LAMPARAS DE ALOGENO	CONSUMIBLE
50	ESLABONES FUSIBLES	CONSUMIBLE
2	LAMPARAS DE 175 W.	CONSUMIBLE
5	FOCOS DE 60 W.	CONSUMIBLE
4	FOCOS DE 100 W.	CONSUMIBLE
10	REDUCCION DE CAMPANA 2 1/4" A 1"	CONSUMIBLE
8	NIPLES DE 1/2"	CONSUMIBLE
7	NIPLES DE 3/4"	CONSUMIBLE
8	TUERCA CON ROSCA INTERIOR Y EXTERIOR 2"	CONSUMIBLE
6	TUERCA CON REDUCCION DE 1/2" A 1"	CONSUMIBLE
5	FILTROS CAT.4W-6691	CONSUMIBLE
2	FILTROS CAT.4T-3131	CONSUMIBLE
2	FILTROS CAT 6P-1407	CONSUMIBLE
2	FILTROS CAT 1R-0719	CONSUMIBLE

ALMACEN
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
3	FILTROS CAT 1R-0714	CONSUMIBLE
4	FILTROS CAT 1R-0710	CONSUMIBLE
4	" " 1R-0734	CONSUMIBLE
2	" " 1R-0746	CONSUMIBLE
2	" " 1R-0716	CONSUMIBLE
2	" " 1R-0749	CONSUMIBLE
1	" " 1R-0740	CONSUMIBLE
1	" " 1R-0746	CONSUMIBLE
16	" " 119-4740	CONSUMIBLE
2	" " 7W-2326	CONSUMIBLE
2	" " 1P-2299	CONSUMIBLE
1	" " 6T-0924	CONSUMIBLE
1	" " 8N-5504	CONSUMIBLE
1	" " XLD18-2031	CONSUMIBLE
1	" " ARM18-490	CONSUMIBLE
1	" " 4N-0015	CONSUMIBLE
1	" " 25-5648	CONSUMIBLE
2	" " 7W-5313	CONSUMIBLE
2	FILTROS GONHER GA-210	CONSUMIBLE
4	" " G-222	CONSUMIBLE
6	" " GP-34	CONSUMIBLE
2	" " GP-52	CONSUMIBLE
4	" " GP-50	CONSUMIBLE
5	" " G-191	CONSUMIBLE
1	" " G-161	CONSUMIBLE
1	" " G-152	CONSUMIBLE
2	" " G-31	CONSUMIBLE
3	" " G-174	CONSUMIBLE
4	" " G-1173	CONSUMIBLE
4	" " G-1186	CONSUMIBLE
6	" " G-1121	CONSUMIBLE
2	FILTROS MOBIL MT-815	CONSUMIBLE
2	" " MT-816	CONSUMIBLE
8	FILTROS GO G2-1034	CONSUMIBLE
3	" " G2-2836	CONSUMIBLE
1	" " G2-9	CONSUMIBLE
2	" " G2-13	CONSUMIBLE
1	FILTRO FILCA FFT-17	CONSUMIBLE
4	FILTRO DEVTZ 117-4423	CONSUMIBLE
2	FILTRO DONALZON R55-1551	CONSUMIBLE
3	FILTRO GRESEN 3276-001	CONSUMIBLE
3	FILTRO ATSA ATS-43	CONSUMIBLE
1	FILTRO TOP TOP-524042	CONSUMIBLE
1	FILTRO LFF-5002	CONSUMIBLE
4	FILTRO GONHER G-33	CONSUMIBLE
3 KG.	CLAVO PARA LAMINA 2 1/2"	CONSUMIBLE
2 1/2 KG.	CLAVO 5"	CONSUMIBLE
2 KG.	CLAVO 1"	CONSUMIBLE
1/2 KG.	CLAVO PARA CONCRETO 2 1/2"	CONSUMIBLE
21	CLAVOS 6"	CONSUMIBLE
27	CLAVO 8"	CONSUMIBLE
2 1/2 KG.	CLAVO 3"	CONSUMIBLE

ALMACEN
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
3 KG.	CLAVO 4"	CONSUMIBLE
1/2 KG.	CLAVO 2"	CONSUMIBLE
2 KG.	GRAMPAS	CONSUMIBLE
50	HUASAS PLANAS 7/8	CONSUMIBLE
60	" " 3/8	CONSUMIBLE
200	" " 9/16	CONSUMIBLE
150	" " 5/16	CONSUMIBLE
100	HUASAS DE PRESION 1/4	CONSUMIBLE
86	" " " 3/8	CONSUMIBLE
43	" " " 5/16	CONSUMIBLE
28	" " " 1 1/8	CONSUMIBLE
93	HUASAS PLANAS 7/16	CONSUMIBLE
40	" " 1"	CONSUMIBLE
135	HUASAS DE PRESION 1 3/16	CONSUMIBLE
41	TUERCAS DE ROSCA ESTANDAR 1"	CONSUMIBLE
38	TUERCAS DE ROSCA ESTANDAR 1 1/8	CONSUMIBLE
207	" " " " 9/16	CONSUMIBLE
64	" " " " 5/8	CONSUMIBLE
75	" " " " 1/2	CONSUMIBLE
98	" " " " 3/8	CONSUMIBLE
2	BALEROS 395 TIMKEN	CONSUMIBLE
2	TAZAS 394 TIMKEN	CONSUMIBLE
1	TAZA 28520 TIMKEN	CONSUMIBLE
2	BALEROS COYO 62122RSC3	CONSUMIBLE
2	BALEROS FAG 7312B	CONSUMIBLE
5	BALEROS SKF 6307-22GJN	CONSUMIBLE
2	" " 3312A	NUEVO
3	BALEROS FAG 6308-22RC3	CONSUMIBLE
1	BALERO MRC 5310CFF-H501	CONSUMIBLE
1	CHUMACERA SKF SY 1.11/16TF	CONSUMIBLE
2	" " SY H2.1/4TF	CONSUMIBLE
4	CHUMACERAS SKF SY1.1/2TF	CONSUMIBLE
1	" " SY1.5/8TF	CONSUMIBLE
2	CHUMACERA LKS NT-30 49.2MM1 15/16	CONSUMIBLE
2	CHUMACERA VCP.210 -30 1 3/4"	CONSUMIBLE
4	CHUMACERA VCP-210-31 1 15/16"	CONSUMIBLE
2	" VCP-211-32	CONSUMIBLE
2	" VCP-208 1 1/2"	CONSUMIBLE
3	LIMPIADORES PARA MANO	CONSUMIBLE
2	PLASTIACERO AUTOMOTRIZ	CONSUMIBLE
2	SELLADOR PARA RADIADOR	CONSUMIBLE
2	REGULADORES PARA GAS	CONSUMIBLE
2	MARCADORES PARA ACEITE	CONSUMIBLE
2	MARCADORES PARA BATERIA	CONSUMIBLE
2	MARCADORES PARA TEMPERATURA	CONSUMIBLE
2	ESCOBAS	CONSUMIBLE
1	NIVEL	CONSUMIBLE
20 LT.	ACEITE SAE 40	CONSUMIBLE
2	BUJE 3 1/2" X 1 15/16	NUEVO
4	" 2 1/4" X 1 1/4"	CONSUMIBLE
2	" 4 1/4" X 1 3/4"	CONSUMIBLE
1	RETEN CAT 9H-1129	CONSUMIBLE

ALMACEN
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
1	RETEN CAT A02-A44	NUEVO
1	" " ZEW56569	NUEVO
1	" " B9C19	NUEVO
3	" " 513942	NUEVO
2	BALEROS CAT 2L-5271-X0C	NUEVO
1	" " 1B.38-67-X-00	NUEVO
1	" " 6R-0924-00	NUEVO
1	" " 5F-6651-X-00	NUEVO
1	" " 2F-5721-X-00	NUEVO
1	" " 1B-3867-X-00	NUEVO
3	RETENES CAT 1-2W1733	NUEVO
3	SWITCH-PRESS CAT 6N-2466	NUEVO
2	RETENES CAT 61629	USADOS
5	RETENES RADIAL 12485	USADOS
3	" " 15039	NUEVO
3	" " 50059	USADOS
2	BALEROS NTN BEARINGS 632037212A	
5	PUNTERIAS CAT 108-6651	USADOS
3	FLECHA 7W-1821	USADOS
7	METALES CAT 1-8N8223.7-44	USADOS
6	" " BN9226	USADOS
5	FLEXCO 1 1/2 T	USADOS
7	DISCOS PARA PULIDORA GRANDE	
7	DISCOS PARA PULIDORA CHICOS	
2	IMPULSORES CHICOS PARA BOMBA DE JALES	USADOS
3	IMPULSORES PARA CELDAS DE CONCENTRADO	USADOS
2	LAINAS PARA BOMBA	USADOS
6	TAPONES PARA PVC	CONSUMIBLE
3	CODOS PARA PVC 2"	CONSUMIBLE
2	TEE PVC CON REDUCCION DE 4" A 2"	CONSUMIBLE
4	LACTITE EPOXICA	NUEVO
50	COPLES PVC 2 1/2"X 8	CONSUMIBLE
12	TEE PVC 2 1/2"X6"	CONSUMIBLE
2	PAR BOTA DE HULE	CONSUMIBLE
30 KG.	SOLDADURA 6011	CONSUMIBLE
20 KG.	SOLDADURA 7018	CONSUMIBLE
2KG.	SOLDADURA 4043	CONSUMIBLE
20	CODOS PVC 4"	CONSUMIBLE
46	COPLES PVC 4" X 3"	CONSUMIBLE
1	MAQUINA PERFORADORA	REGULAR
5	TEE PVC 4"	CONSUMIBLE
100 MT.	MANGUERA 1/2"	CONSUMIBLE
300 MT.	MANGUERA 2"	CONSUMIBLE
4	LAINAS PARA BOMBA DE JALES	CONSUMIBLE
4	MANGUERAS PARA COMPRENSOR DE AIRE	CONSUMIBLE
400 LT.	ACEITE MOBIL HIDRAULICO	CONSUMIBLE
400 LT.	ACEITE PARA MOTOR DIESEL	CONSUMIBLE
100 KG.	ARENA SILICA	CONSUMIBLE
20 LT.	AGUA DESTILADA	CONSUMIBLE
14 LT.	IMPERMEABILIZANTE ACRILICO	CONSUMIBLE
54 KG.	TEUTON 100	CONSUMIBLE
128 LT.	AEROFLAT 208	CONSUMIBLE

ALMACEN
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
68 KG	XANTATO 350	CONSUMIBLE
150 MT.	SOGA AMARILLA	CONSUMIBLE
1868 BOMB.	DINAMITA TOVEX	CONSUMIBLE
1384	FULMINANTES	CONSUMIBLE
64 SACOS	MEXAMON	CONSUMIBLE
32 ROLLOS	TERMALITA	CONSUMIBLE
2150	CONECTORES	CONSUMIBLE
2942 MT.	CAÑUELA	CONSUMIBLE
600	TORNILLOS VARIAS MEDIDAS	CONSUMIBLE
90	BANDAS DE DIFERENTES MEDIDAS	CONSUMIBLE

CHATARRA
MARZO DE 2005

CANTIDAD	DESCRIPCION ARTICULO	CONDICIONES
1	MOTOR 75 CABALLOS	MALAS
2	MOTOR 10 CABALLOS	MALAS
4	MOTOR 5 CABALLOS	MALAS
2	MOTOR 3 CABALLOS	MALAS
2	MOTOR 1 CABALLO	MALAS
1	MOTOR 25 CABALLOS	MALAS
2	MOTOR 35 CABALLOS	MALAS
1	MOTOR 20 CABALLOS	MALAS
1	MOTOR 8 CABALLOS	MALAS
1	BOMBA WESTOC MOTOR 3 CAB.	MALAS
1	MOLINO AZUL 75 TON.	MALAS
1	MOLINO VERDE 5 TON.	MALAS
1	MOLINO NARANJA 1 TON.	MALAS
1	QUEBRADORA PRIMARIA	MALAS
2	COMPRENSOR	MALAS
1	CAMION AZUL	MALAS
1	CAMION AMARILLO	MALAS
1	TRAXCAVO 977L CATERPILAR	MALAS
1	MONITOR LANIX	MALAS
1	TECLADO WISE	MALAS
40	TONELADA CHATARRA (VARIOS)	MALAS

Appendix I

Qualifications for R.A. Miller, R.G.

REBECCA A. MILLER, R.G.

933 East Keim Drive   602-391-3015
Phoenix, Arizona 85014   www.ramillerrg.com   ramillerrg@netzero.net

Dynamic professional geologist with proven US/international success in strategic planning, project management, startups, environmental planning, mine permitting, engineering, geology, and civil construction. Fluent in Spanish.

OBJECTIVE

Seeking a **Senior Environmental** position with an established mining company or active mine site performing direction services in the areas of mine geology, geochemistry, exploration, environmental permitting, reclamation, and remediation.

QUALIFICATIONS

Skilled Manager... able to drive competitive growth ensuring corporate stability.
⇒ Controlled various projects valued up to $20 million; met budget and deadline requirements.
⇒ Managed environmental permitting for multi-million dollar, ENR top-ten ranked heavy-civil construction firm.
⇒ Directed independent groups responsible for $3 million in equipment and inventory.
⇒ Established and managed budgets totaling $500K+; recruited, hired and mentored diverse cross-functional teams.

Proactive Business Leader... generating profits through hands-on techniques and examples.
⇒ Generated substantial return on investment; grew venture capital startup and optioned for $275K profit.
⇒ Earned recognition and awards for outstanding environmental impact analysis and excellence in construction.

Results-Oriented Communicator... with solid presentation and client relations development skills.
⇒ Delivered multiple public speeches throughout the US and Canada regarding acid mine drainage associated with mining.
⇒ Negotiated international contracts; secured profitable client contacts in Mexico. Fluent in Spanish.

PROFESSIONAL CAREER

PRINCIPAL
R.A. MILLER, R.G., INC.   2004 – 2005
Principal responsible for management of corporation. Targeting mining exploration in Mexico and execution of Section 402 of the Clean Water Act for contractors to the Arizona Department of Transportation. Preparation of mining disclosure documents for submittal to the Securities Exchange Commission. Preparation and execution of Storm Water Pollution Prevention Plans and associated inspections for highway projects valued from $21millon to $52million.

SENIOR ENVIRONMENTAL PLANNER
TRANSPORTATION CONSULTANT ENGINEERS, Phoenix, Arizona   2001-2004
Supervised permitting of 80+ FHWA transportation projects each valued from $0.5 to 1.5 million. Supervised environmental permitting and approved cost estimates for preparation of NEPA documents and technical support documents.

ENVIRONMENTAL MANAGER/QUALITY TECHNICAL SERVICES SUPERVISOR
SUNDT CONSTRUCTION, INC., Phoenix, Arizona   1998 - 2001
Supervisor reporting to the President, Heavy Civil Division and Quality Technical Services Manager. Managed $300K budget. Responsible for management of project-specific environmental permitting, archeological resources, radiation safety and quality control. General responsibilities included personnel management, financial management, and environmental compliance.

Managed various environmental and radiation safety permitting procedures for Los Alamos National Laboratory during an emergency storm water control project. The project involved storm water and sediment control design, construction and retrofit in seven drainages in and around Los Alamos, New Mexico. The $18 million dam construction project was completed in a record 8-weeks. Managed coordination of permitting and supervised quality control for Army Corps of Engineers.

Provided quality control oversight for many large construction projects. Designed and executed storm water pollution prevention plans (SWPPP) for 15-mile section of State Route 44 north of Albuquerque, New Mexico. The execution of the SWPPP was audited quarterly by EPA with no adverse actions. Directed archeological and cultural resource investigations with subsequent excavation and documentation of archeological sites.

SENIOR ENVIRONMENTAL SCIENTIST   BROWN AND CALDWELL, Phoenix, Arizona   1996 - 1997
Designed and managed large-scale geochemical and water quality study to predict future water quality associated with closure of large mining district. Managed $210K budget. Directed environmental data acquisition in support of the client's Aquifer Protection Permit. Performed proposal preparation, project estimation, permitting, risk assessment and risk-based closure. Managed compilation of extensive water quality information. Mapped groundwater pollution plumes in the Phoenix area in order to evaluate the extent of damage, flow rates, and dilution. Proposed corrective actions and strategic planning in response to CERCLA action against confidential client.

ENVIRONMENTAL GEOLOGIST   MONTANA DEQ, Helena, Montana   1991 - 1996
Reviewed remediation investigations/feasibility studies (RI/FS) according to CERCLA requirements. Edited and provided technical support for the Record of Decision for the Butte Mine Flooding Operable Unit in the Butte Addition to the Silver Bow Creek/Butte Area National Priority List Site in Montana. The RI/FS addressed water-related issues associated with the flooded historical underground mine workings.

Developed permitting and reclamation strategies. Assisted in the review and revision of conceptual operations and reclamation plans. Authored and served as principal investigator in conducting environmental impact analyses and prediction of impacts for controversial major mine permit applications. These projects were located in highly sensitive ecological environments. Qualitative predictive approach used materials and water quality characterization to predict impacts to water quality.

Responsible for enforcement of State environmental statutes and associated Federal statutes: NEPA, CERCLA, RCRA, CWA, ESA, and CAA. Interfaced directly with the Forest Service, Bureau of Land Management, Army Corps of Engineers, Environmental Protection Agency, Department of Interior, National Park Service, Fish & Wildlife Service, U.S. Geological Survey, and reciprocal State Departments during all mine-permitting procedures. Directed technical professionals, agencies, and the public through various NEPA processes. The work included public scoping, analysis of technical information, identification of issues and impacts due to mining, EA/EIS document preparation, public meetings, responses to comments, publication of EA/EIS, and review of the final Record of Decision.

CONTRACT PROJECT GEOLOGIST   CGS PERSONNEL and GEOTEMPS, INC., Reno, Nevada   1986 - 1991
Supervised developmental drilling crews, identified value-added materials, and increased client profits. Provided support for company staff in exploring for and delineating ore. Supervised condemnation drilling and bulk sampling. Conducted geologic characterization and reconnaissance mapping. Responsibilities included evaluation of drill core for rock type, alteration, mineralization and rock quality designation. Performed ore reserves calculations. This work was instrumental in the discovery of significant reserves that are currently being mined. Contracts completed are:

Rand Mining Company, Yellow Aster Mine and Baltic Project, Randsburg, California
LAC Bullfrog Inc., Bullfrog Mine, Beatty, Nevada
Coeur Rochester, Lovelock, Nevada
Seven-Up Pete Joint Venture, MacDonald and 7-Up Pete exploration projects, Lincoln, Montana
Corona Gold Inc, Exploration Department, Sparks, Nevada

OWNER/JOINT VENTURE PARTNER   LA VERDE MINE JOINT VENTURE, El Paso, Texas   1983 - 1985
Originated and managed profitable startup. Secured financial stability through venture capital arrangements. Conducted geological reconnaissance, mapping and geochemical sampling in Chihuahua, Mexico. Negotiated contracts and environmental permitting requirements with the Mexican government. Negotiated with the ASARCO smelter in El Paso to complete an underground bulk-sampling project located in a very remote area of southwest Chihuahua, Mexico.

LICENSURE, EDUCATION & CERTIFICATION

Registered Geologist, State of Arizona 32702
MS, Geology, University of Texas, 1989
BA, Geology, Western State College, Colorado 1983
Safety certifications in Hazardous Waste Operations, MSHA, OSHA,
Radiation Safety, First Aid, and CPR
Engineering certification including NICET Level III, ATI, and ACI

MEMBERSHIP AND TRAINING

Chair 2002-2005, Maricopa Section, Society for Mining, Metallurgy, and Exploration
Member, American Society for Testing Materials, Committee E01.02 Chemistry of Ores, Concentrates and Related Materials

Mining law short course, University of Nevada, Reno
Designing winning presentations seminar, Dag Knudsen & Associates, Minneapolis, Minnesota
Acid rock drainage workshop, USFS. Region 8, Butte, Montana
Prediction, prevention, and control of acid mine drainage in the West four-day workshop, Breckenridge, Colorado
Mine design, operations, and closure conferences, 1992 through 1996, Whitefish, Montana
AUTOCAD-AdCadd three-day workshop, Softdesk Inc, Helena, Montana
MINTEQA2 geochemical speciation 3-day workshop, Allison Geoscience Consultants, Gainesville, Georgia
Applying the NEPA process, Shipley Associates, Missoula, Montana
Planning, rehabilitation, and treatment of disturbed lands seminar, Billings, Montana
Geochemical speciation three-day workshop, USGS, Nordstrom and Alpers, Spokane, Washington

GRANTS AND PUBLICATIONS
National Science Foundation Grant EAR-85-17275

Minerals, Metals and Materials Society. 1999. Analytical Technology in the Mineral Industries. Cabri, L., Bucknam, C., Milosavljevic, E.B., Chryssoulis, S., and Miller, R.A., eds. Proc. TMS Symposium, San Diego California, February 28-March 4, 1999, 281 pp.

Miller, R.A.1997. Underground Mine Materials Characterization and Mine Water Quality. Submitted to Arizona Department of Environmental Quality in support of Aquifer Protection Permit Application. Volumes I, II, III.

Miller, R.A. and Gurrieri, J.T. 1997. Geochemistry and Water Quality Prediction for Au-Cu-Ag Skarn Deposits in the New World Mining District, Montana. Abstract. Proc. 4th International Symposium on Environmental Geochemistry, October 5-10, 1997, Vail, Colorado, submitted for approval for publication to the Journal of Geochemical Exploration.

Miller, R.A. and Hertel, T.M. 1997. Mine Rock Characterization - Zortman and Landusky Mines, Little Rocky Mountains, Phillips County, North-Central Montana. Proc. Fourth International Conference on Acid Rock Drainage, May 31-June 6, Vancouver, B.C., pp. 515-532.

Miller, R.A. 1996. Geochemical Comparison of Two Very Similar Strata-bound Copper Sulfide Orebodies in Northwest Montana. Submitted to U.S. Forest Service and USEPA in support of the Environmental Impact Statement for the ASARCO Rock Creek Project. September 11, 1996. Available at the Montana Department of Environmental Quality, Helena, Montana.

Miller, R.A. and Goodell, P.C. 1988. Description of Los Llanitos Mining District, Southwest Chihuahua, Mexico. In: Stratigraphy, Tectonics and Resources of Parts of Sierra Madre Occidental Province, Mexico. Guidebook for the 1988 Field Conference. El Paso Geological Society, February 24-28, pp 287-296.